                                 LOAN AGREEMENT

                         Dated as of September 20, 2000

     INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Integrated" or the "Borrower"), COOLBRANDS INTERNATIONAL INC., a Canadian corporation, having its principal place of business at 8300 Woodbine Avenue, Markham, Ontario, Canada L3R 9Y7 ("Coolbrands" or a "Guarantor"), KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation, having its principal place of business at 27 Pine Road, Belleville, St. Michael, Barbados, WI ("Kayla"), SWENSEN'S, INC., a Delaware corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Swensen's"), SWENSEN'S ICE CREAM COMPANY, a California corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Ice Cream"), EP ACQUISITION CORP., a Virginia corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("EP"), YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Yogen Fruz"), BRESLER'S INDUSTRIES, INC., an Illinois corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 ("Bresler"), NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation, having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, ("Northern"), GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation ("Golden"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779 and I CAN'T BELIEVE ITS YOGURT, LTD., a Texas partnership, ("ICB"), having its principal place of business at 4175 Veterans Highway, Ronkonkoma, New York 11779, (Coolbrands, Kayla, Swensen's, Ice Cream, EP, Yogen Fruz, Bresler, Northern, Golden and ICB individually, a "Guarantor" and collectively, the "Guarantors"), THE CHASE MANHATTAN BANK, as agent for the Lenders (as defined below), a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 (the "Agent") and THE CHASE MANHATTAN BANK, a New York banking corporation, having an office at 4 MetroTech Center, Brooklyn, New York 11245 ("Chase" or a "Lender") hereby agree as follows:

                                    ARTICLE I

                        DEFINITIONS AND ACCOUNTING TERMS

     SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

     "Acquisition" means the merger of Eskimo into EP, pursuant to which Eskimo becomes a direct, wholly owned Subsidiary of the Borrower pursuant to the Acquisition Agreement.

     "Acquisition Agreement" means that certain Agreement and Plan of Merger Agreement among Coolbrands International Corp., EP Acquisition Corp. and Eskimo Pie Corporation, dated as of May 3, 2000.

     "Adjusted LIBOR Rate" means, with respect to any Eurodollar Loan for any Interest Period, an interest rate per annum (rounded, if not already a whole multiple of 1/100th of one (.01%) percent to the nearest 1/100th of one (.01%) percent) equal to the product of (a) the LIBOR Rate and (b) Statutory Reserves.

     "Affiliate" means, as to any Person (i) a Person which directly or indirectly controls, or is controlled by, or is under common control with, such Person; (ii) a Person which directly or indirectly beneficially owns or holds five (5%) percent or more of any class of voting stock of, or five (5%) percent or more of the equity interest in, such Person; or (iii) a Person five (5%) percent or more of the voting stock of which, or five (5%) or more of the equity interest of which, is directly or indirectly beneficially owned or held by such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

     "Agent" means The Chase Manhattan Bank, or such other Lender as may succeed to the position of Agent, as provided in this Agreement.

     "Agreement" means this Loan Agreement, as amended, supplemented or modified from time to time.

     "Applicable Margin" means the amount of basis points to be added to the Adjusted LIBOR Rate or the Prime Rate, as applicable, as provided in Section 2.05 of this Agreement and as determined pursuant to
Section 2.09 of this Agreement.

     "Assignment and Assumption Agreement" means the agreement by which a Lender assigns all, but not a part, of its Pro Rata Share of the Term Loan, its Term Loan Note and this Agreement to another Lender, as provided in Section 8.07 of this Agreement.

     "Board of Governors" means the Board of Governors of the Federal Reserve System of the United States of America.

     "Business Day" means a day of the year on which banks are not required or authorized to close in New York City, provided that, if the relevant day relates to a Eurodollar Loan, an Interest Period, or notice with respect to a Eurodollar Loan, the term "Business Day" shall mean a day on which dealings in dollar deposits are also carried on in the London Interbank Market and banks are open for business in London.

     "Canadian Dollars" or "Canadian $" means lawful money of Canada.

     "Capital Expenditures" means, as to any Person, the aggregate amount of any expenditures (including purchase money Debt and the amount secured by purchase money Liens) by such Person for assets (including fixed assets acquired under Capital Leases) which it is contemplated will be used or usable in fiscal years subsequent to the year of acquisition.

     "Capital Lease" means a lease which has been or should be, in accordance with GAAP, capitalized on the books of the lessee.

     "Consolidated Capital Expenditures" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of Capital Expenditures made by Coolbrands and its Consolidated Subsidiaries, computed and consolidated in accordance with GAAP.

     "Consolidated EBITDA" means, as to Coolbrands and its Consolidated Subsidiaries, for any period, the EBITDA of Coolbrands and its Consolidated Subsidiaries for such period, computed and consolidated in accordance with GAAP.

     "Consolidated Funded Debt" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of the Funded Debt of Coolbrands and its Consolidated Subsidiaries, computed and consolidated in accordance with GAAP.

     "Consolidated Senior Funded Debt" means, as to Coolbrands and its Consolidated Subsidiaries, at any date, (i) Consolidated Funded Debt minus (ii) Consolidated Subordinated Debt.

     "Consolidated Subordinated Debt" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of the Subordinated Debt of Coolbrands and its Consolidated Subsidiaries, computed and consolidated in accordance with GAAP.

     "Consolidated Subsidiaries" means, as to any Person, those Subsidiaries of such Person which are consolidated with such Person in the financial statements delivered pursuant to Section 5.01(b).

     "Consolidated Total Assets" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate net book value of the assets of Coolbrands and its Consolidated Subsidiaries after all appropriate adjustments in accordance with GAAP (including without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization and excluding the amount of any write-up or revaluation of any asset), computed and consolidated in accordance with GAAP.

     "Consolidated Total Liabilities" means, as to Coolbrands and its Consolidated Subsidiaries, the aggregate amount of the liabilities of Coolbrands and its Consolidated Subsidiaries, including all items which, in accordance with GAAP would be included on the liability side of the balance sheet (other than capital stock, capital surplus and retained earnings) computed and consolidated in accordance with GAAP.

     "Consolidated Unfunded Capital Expenditures" means Consolidated Capital Expenditures funded other than by Debt.

     "Credit Parties" means the Borrower, the Guarantors and any other Person which is required to become a Guarantor pursuant to the provisions of Section 5.01(k) of this Agreement.

     "Debt" means, as to any Person, all (i) indebtedness or liability of such Person for borrowed money; (ii) indebtedness of such Person for the deferred purchase price of property or services (including trade obligations); (iii) obligations of such Person as a lessee under Capital Leases; (iv) current liabilities of such Person in respect of unfunded vested benefits under any Plan; (v) obligations of such Person in respect of letters of credit issued for the account of such Person; (vi) obligations of such Person arising under acceptance facilities; (vii) guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any other Person, or otherwise to assure a creditor against loss; (viii) obligations secured by any Lien on property owned by such Person whether or not the obligations have been assumed; (ix) liabilities of such Person under interest rate protection agreements; (x) liabilities of such Person under any preferred stock or other preferred equity instrument which, at the option of the holder or upon the occurrence of one or more events, is redeemable by such holder, or which, at the option of such holder is convertible into Debt; (xi) indebtedness of any partnership of which such Person is a general partner; and (xii) all other liabilities recorded as such, or which should be recorded as such, on such Person's financial statements in accordance with GAAP.

     "Debt Service Coverage Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated EBITDA minus Consolidated Unfunded Capital Expenditures to (ii) consolidated interest expense (whether paid or accrued but without duplication) plus the current portion of long term consolidated Debt. The Debt Service Coverage Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA and consolidated interest expense, for a period covering the four (4) fiscal quarters then ended.

     "Default" means any of the events specified in Section 6.01 of this Agreement, whether or not any requirement for notice or lapse of time or any other condition has been satisfied.

     "Dollars" and the sign "$" mean lawful money of the United States of America.

     "Drawdown" means the request by the Borrower to the Agent for, and the making by the Lenders of, the Term Loan.

     "Drawdown Date" means the date on which the Term Loan is made by the Lenders.

     "Drawdown Period" means the period beginning on the date of this Agreement and ending on November 30, 2000.

     "EBITDA" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the sum of (i) net income (excluding extraordinary gains and extraordinary losses) plus (ii) interest expense (whether paid or accrued but without duplication) plus (iii) depreciation expense plus (iv) amortization of intangible assets plus (v) federal, state and local income taxes (whether paid or accrued but without duplication) minus (vi) the minority interest in any Subsidiaries, in each case computed and consolidated in accordance with GAAP.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations promulgated thereunder and the published interpretations thereof as in effect from time to time.

     "ERISA Affiliate" means any trade or business (whether or not incorporated) which together with any Credit Party would be treated, with such Person, as a single employer under Section 4001 of ERISA.

     "Eskimo" means Eskimo Pie Corporation, a Virginia corporation.

     "Eurodollar Loan" means a Loan bearing interest at a rate based on the Adjusted LIBOR Rate in accordance with the provisions of Article II hereof.

     "Event of Default" means any of the events specified in Section 6.01 of this Agreement, provided that any requirement for notice or lapse of time or any other condition has been satisfied.

     "Existing Credit Facility" means the Loan Agreement dated as of December 23, 1994 among the Borrower, certain guarantors (as named therein) and Chase, as it may have been amended from time to time.

     "Funded Debt" means, as to any Person, at any date, any Debt which is (i) indebtedness or liability for borrowed money (including Subordinated Debt) having an original maturity of one (1) year or more (including the current portion thereof) or which is extendable at the option of the obligor to a date more than one year from the date of such extension; (ii) indebtedness or liability for the deferred purchase price of property (excluding trade obligations); (iii) obligations as a lessee under Capital Leases; (iv) deferred payment obligations to reimburse a letter of credit issuer for the amount of all draws under letters of credit and trade acceptances; and (v) liabilities under any preferred stock which, at the option of the holder or upon the occurrence of one or more certain events, is redeemable by such holder, or which, at the option of such holder is convertible into long term Debt.

     "Funded Debt to EBITDA Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated Funded Debt (as of the last day of such period) to (ii) Consolidated EBITDA for such period. The Funded Debt to EBITDA Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA, for a period covering the four
(4) fiscal quarters then ended.

     "GAAP" means Generally Accepted Accounting Principles.

     "Generally Accepted Accounting Principles" means those generally accepted accounting principles and practices which are recognized as such by the Canadian Institute of Chartered Accountants (the "Institute") acting through the Accounting Standards Board (the "Board") or other appropriate boards or committees thereof and which are consistently applied for all periods so as to properly reflect the financial condition, operations and cash flows of a Person, except that any accounting principle or practice required to be changed by the Institute or the Board (or other appropriate board or committee) in order to continue as a generally accepted accounting principle or practice may be so changed. Any dispute or disagreement between the Borrower and the Agent relating to the determination of Generally Accepted Accounting Principles shall, in the absence of manifest error, be conclusively resolved for all purposes hereof by the written opinion with respect thereto, delivered to the Agent, of the independent accountants selected by Coolbrands and approved by the Agent for the purpose of auditing the periodic financial statements of Coolbrands.

     "Guarantor" or Guarantors" means one or more of the Guarantors, and any other Person required to guarantee the obligations of the Borrower in accordance with Section 5.01(k) of this Agreement.

     "Guaranty" or "Guaranties" means the guaranty or guaranties executed and delivered by the Guarantors pursuant to Section 3.01(h) or 5.01(k) or (n) of this Agreement.

     "Hazardous Materials" includes, without limit, any flammable explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, or related materials defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (42 U.S.C. Sections 9601, et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act, as amended (42 U.S.C. Sections 6901 et. seq.), and in the regulations adopted and publications promulgated pursuant thereto, or any other federal, state or local environmental law, ordinance, rule or regulation.

     "Highly Leveraged Transaction" means a financing transaction where the Borrower or a Guarantor extends credit to, or invests in, a business where such transaction involves the buyout, acquisition, or recapitalization of an existing business and one of the following criteria is met: (i) the transaction results in a Consolidated Total Liabilities-to-Consolidated Total Assets leverage ratio higher than 75%, or (ii) the transaction at least doubles the Borrower's Consolidated Total Liabilities and results in a Consolidated Total Liabilities-to-Consolidated Total Assets leverage ratio higher than 50%, or (iii) the transaction is designated as a "highly leveraged transaction" by a syndication agent or a federal bank regulatory agency. The Agent reserves the right from time to time to modify its policies regarding the definition of "highly leveraged transactions".

     "Interest Coverage Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated EBITDA minus Consolidated Unfunded Capital Expenditures to (ii) consolidated interest expense (whether paid or accrued but without duplication). The Interest Coverage Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA and consolidated interest expense, for a period covering the four (4) fiscal quarters then ended.

     "Interest Determination Date" means the date on which an Alternate Base Rate Loan is converted to a Eurodollar Loan and, in the case of a Eurodollar Loan, the last day of its Interest Period.

     "Interest Payment Date" means (i) as to each Eurodollar Loan, the last day of each Interest Period and (ii) as to each Prime Rate Loan, the last Business Day of each calendar month.

     "Interest Period" means, as to any Eurodollar Loan, the period commencing on the date of such Eurodollar Loan and ending on the numerically corresponding day in the calendar month that is one, two or three months thereafter, as a Borrower may elect (or, if there is no numerically corresponding day, on the last Business Day of such month); provided, however, (i) no Interest Period shall end later than the Maturity Date, (ii) if any Interest Period would end on a day which shall not be a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (iii) no Interest Period representing a portion of the principal of the Term Loan required to be paid in accordance with
Section 2.04(a) may be selected unless the outstanding Prime Rate Loans and Eurodollar Loans for which the relevant Interest Periods end on or prior to the date of such payment are in an aggregate amount which will be sufficient to make such payment, (iv) interest shall accrue from and including the first day of such

Interest Period to but excluding the date of payment of such interest and (vi) no Interest Period of particular duration may be selected by a Borrower if the Agent determines, in its sole discretion, that Eurodollar Loans with such maturities are not generally available.

     "Interest Rate Protection Agreement" means any interest rate protection agreement, interest rate future, interest rate option, interest rate cap or collar or other interest rate hedge arrangement, to or under which the Borrower is a party or becomes a party.

     "Investment" means any stock, evidence of Debt or other security of any Person, any loan, advance, contribution of capital, extension of credit or commitment therefor, including without limitation the guaranty of loans made to others (except for current trade and customer accounts receivable in the ordinary course of business and payable in accordance with customary trade terms in the ordinary course of business) and any purchase of (i) any security of another Person or (ii) any business or undertaking of any Person or any commitment or option to make any such purchase, or any other investment.

     "Lender" or "Lenders" means one or more of the lenders that are, or become, lenders under, and parties to, this Agreement.

     "LIBOR Rate" means the rate (rounded upwards, if not already a whole multiple of 1/16th of one (1%) percent, to the next higher of 1/16th of one (1%) percent) at which dollar deposits approximately equal in principal amount to the requested Eurodollar Loan and for a maturity equal to the requested Interest Period are offered in immediately available funds to the London office of the Agent by leading banks in the London Interbank Market for Eurodollars at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period.

     "Lien" means any mortgage, deed of trust, pledge, security interest, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority, or other security agreement or preferential arrangement, charge, or encumbrance of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable law of any jurisdiction to evidence any of the foregoing.

     "Loan" or Loans" means the Term Loan and includes Prime Rate Loans and Eurodollar Loans as the context may require.

     "Loan Documents" means this Agreement, the Note(s), the Guaranties and any other document executed or delivered pursuant to this Agreement.

     "Material Adverse Change" means, as to any Person, (i) a material adverse change in the financial condition, business, operations, properties, prospects or results of operations of such Person or (ii) any event or occurrence which could have a material adverse effect on the ability of such Person to perform its obligations under the Loan Documents.

     "Material Subsidiary" means any direct or indirect Subsidiary of Coolbrands which represents more than five (5%) percent of the consolidated assets or revenues of Coolbrands.

     "Maturity Date" means November 1, 2005.

     "Multiemployer Plan" means a Plan described in Section 4001(a)(3) of ERISA which covers employees of the Borrower or any ERISA Affiliate.

     "Net Proceeds of Sale" means, as to any Prepayment Event, the proceeds of the sale of the assets subject to such Prepayment Event, less any brokers fees or commissions, attorneys fees or other reasonable costs and expenses of such sale.

     "Note" or "Notes" means, as the context requires, one or more of the Term Loan Notes.

     "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

     "Permitted Acquisition" means a merger, consolidation, acquisition of stock or assets, or other similar transaction where the Borrower or any Guarantor acquires all or part of the business of another Person, provided that (i) the Borrower or such Guarantor is the surviving corporate entity; (ii) the acquisition is of more than fifty (50%) percent of the stock or assets of such Person; (iii) the transaction has been approved by the board of directors or other similar governing body of such Person; (iv) such Person, or the assets of such Person, to be acquired shall be in a similar or related line of business of the Borrower, such Guarantor or the food business; (v) the acquisition and the financing of such transaction shall not result in such financing becoming a Highly

Leveraged Transaction; and (vi) the Bank is provided with such information, documents, certificates or other evidence of the foregoing as it may reasonably request.

     "Permitted Investments" means, (i) direct obligations of the United States of America or any governmental agency thereof, or obligations guaranteed by the United States of America, provided that such obligations mature within one year from the date of acquisition thereof; (ii) time certificates of deposit having a maturity of one year or less issued by any commercial bank organized and existing under the laws of the United States or any state thereof provided that not more than $500,000.00 shall be invested in such banks having aggregate capital and surplus less than $100,000,000.00; (iii) money market mutual funds having assets in excess of $2,500,000,000; (iv) commercial paper rated not less than P-1 or A-1 or their equivalent by Moody's Investor Services, Inc. or Standard & Poor's Corporation, respectively; (v) tax exempt securities rated Prime 2 or better by Moody's Investor Services, Inc. or A-1 or better by Standard & Poor's Corporation; (vi) loans or advances by the Borrower to a Guarantor or by one Guarantor to another Guarantor; (vii) investments by any Credit Party in the stock of, any Subsidiary (subject to compliance with Section 5.01(k) or this Agreement); (viii) stock or obligations issued in settlement of claims of the Borrower or a Guarantor against any other Person by reason of the bankruptcy, composition or readjustment of Debt, or reorganization of such Person; (ix) loans or advances to employees of the Borrower, its Subsidiaries and Affiliates in an aggregate amount outstanding at any time of not more than $400,000.00; or (x) any other Investments not exceeding $100,000.00 in the aggregate at any time.

     "Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or a federal, state or local government, or a political subdivision thereof or any agency of such government or subdivision.

     "Plan" means any employee benefit plan established, maintained, or to which contributions have been made by the Borrower or any ERISA Affiliate.

     "Prepayment Event" means the sale (other than in the ordinary course of business) of any assets of Eskimo.

     "Prime Rate" means the rate per annum announced by the Agent from time to time as its prime rate in effect at its principal office on a 360-day basis; each change in the Prime Rate shall be effective on the date such change is announced to become effective.

     "Prime Rate Loan" means a Loan bearing interest at the Prime Rate.

     "Prohibited Transaction" means any transaction set forth in Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended from time to time.

     "Pro Rata Share" means, with respect to each Lender, its pro rata share of the Term Loan, as set forth in Schedule 1.01 annexed hereto, as the same may be modified by any assignment of all or any part of such Lender's pro rata share.

     "Required Lenders" means those Lenders having, in the aggregate, sixty six and two-thirds (66 2/3%) percent of the Term Loan then outstanding.

     "Required Prepayment Amount" means one hundred (100%) percent of the Net Proceeds of Sale.

     "Regulation D" means Regulation D of the Board of Governors, as the same may be amended and in effect from time to time.

     "Regulation T" means Regulation T of the Board of Governors, as the same may be amended and in effect from time to time.

     "Regulation U" means Regulation U of the Board of Governors, as the same may be amended and in effect from time to time.

     "Regulation X" means Regulation X of the Board of Governors, as the same may be amended and in effect from time to time.

     "Reportable Event" means any of the events set forth in Section 4043 of ERISA.

     "Senior Funded Debt to EBITDA Ratio" means, as to Coolbrands and its Consolidated Subsidiaries for any period, the ratio of (i) Consolidated Senior Funded Debt (as of the last day of such period) to (ii) Consolidated EBITDA for such period. The Senior Funded Debt to EBITDA Ratio shall be measured and tested at the end of each fiscal quarter and, in the case of Consolidated EBITDA, for a period covering the four (4) fiscal quarters then ended.

     "Smith Group" means Richard Smith, David Smith and David Stein, and members of their respective immediate families.

     "Serruya Group" means Michael Serruya, Aaron Serruya and Simon Serruya, and members of their respective immediate families.

     "Statutory Reserves" means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including, without limitation, any marginal, special, emergency, or supplemental reserves) expressed as a decimal established by the Board of Governors or any other banking authority to which the Agent is subject with respect to the Adjusted LIBOR Rate for Eurocurrency Liabilities (as defined in Regulation D). Such reserve percentages shall include, without limitation, those imposed under such Regulation D. Eurodollar Loans shall be deemed to constitute Eurocurrency Liabilities and as such shall be deemed to be subject to such reserve requirements without benefit of or credit for proration, exceptions or offsets which may be available from time to time to the Agent under such Regulation D. Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

     "Subordinated Debt" means Debt of any Person, the repayment of which the obligee has agreed in writing, on terms which have been approved by the Agent in advance in writing, shall be subordinate and junior to the rights of the Agent and the Lenders with respect to Debt owing from such Person to the Agent and the Lenders.

     "Subsidiary" means, as to any Person, any corporation, partnership, limited liability company or joint venture whether now existing or hereafter organized or acquired: (i) in the case of a corporation, of which a majority of the securities having ordinary voting power for the election of directors (other than securities having such power only by reason of the happening of a contingency) are at the time owned by such Person and/or one or more Subsidiaries of such Person or (ii) in the case of a partnership, limited liability company or joint venture of which a majority of the partnership, membership or other ownership interests are at the time owned by such Person and/or one or more of its Subsidiaries.

     "Term Loan" shall have the meaning assigned in Section 2.01 hereof.

     "Term Loan Note" or "Term Loan Notes" means, as the context requires, one or more of the promissory notes of the Borrower payable to the order of each Lender, in substantially the form of Exhibit A annexed hereto, evidencing the indebtedness of the Borrower to such Lender resulting from the Term Loan to be made by the Lenders to the Borrower pursuant to the Agreement.

     "UCC" means the Uniform Commercial Code of the State of New York, as in effect from time to time.

     SECTION 1.02. Computation of Time Periods. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to and including".

     SECTION 1.03. Accounting Terms; Construction. (a) Except as otherwise herein specifically provided, each accounting term used herein shall have the meaning given to it under GAAP.

     (b) All references in this Agreement to "Sections" or "sub-sections" shall be deemed, unless otherwise noted, to be references to the Sections or sub-sections of this Agreement.

     (c) All references in this Agreement to an "Exhibit" or "Exhibits" or to a "Schedule" or "Schedules" shall be deemed, unless otherwise noted, to be references to the Exhibits and Schedules annexed to this Agreement.

     (d) All references to a Subsidiary shall be deemed, unless otherwise noted, to be references to a Subsidiary of the Borrower or a Subsidiary of a Guarantor.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE II

                          AMOUNT AND TERMS OF THE LOAN

     SECTION 2.01. The Term Loan. The Lenders agree, severally but not jointly, on the Drawdown Date, but in no event later than the end of the Drawdown Period, on the terms and conditions of this Agreement and in reliance upon the representations and warranties set forth in this Agreement, to lend to the Borrower, each Lender's Pro-Rata Share of the principal amount of Thirty Million ($30,000,000.00) Dollars (the "Term Loan") and the Borrower agrees to borrow such amount from the Lenders by executing and delivering to the Lenders the Term Loan Notes. The Term Loan, or portions thereof, shall be a Prime Rate Loan or a Eurodollar Loan (or a combination thereof) as the Borrower may request subject to and in accordance with Section 2.02 hereof. The Term Loan shall be made in a single Drawdown. Any Lender may at its option make any Eurodollar Loan by causing a foreign branch or affiliate of such Lender to make such Loan, provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of such Lender's Term Loan Note.

     SECTION 2.02. Notice of Drawdown; Notice of Term Loan Designations. (a) The Borrower shall give the Bank irrevocable written telex, telephonic (immediately confirmed in writing) or facsimile notice by 11:00 a.m. at least five (5) Business Days prior to the requested Drawdown and Drawdown Date of the Term Loan. Each Drawdown shall be available subject to compliance by the Borrower with the provisions of Section 3.01 of this Agreement. The Lenders' obligation to make the Term Loan available to the Borrower shall terminate at the end of the Drawdown Period.

     (b) The Borrower may elect to designate the Term Loan (or a portion thereof) as a Prime Rate Loan or a Eurodollar Loan by so specifying in the irrevocable notice given pursuant to this Section 2.02; provided, however, that each Eurodollar Loan for any specific Interest Period shall be in the minimum principal amount of $1,000,000.00 and in increased integral multiples of $500,000.00.

     (c) The Borrower shall give the Agent irrevocable written, telex, telephonic (immediately confirmed in writing) or facsimile notice (i) prior to 10:00 a.m. on the day that is three (3) Business day prior to the requested date of such Loan of each election to designate the Term Loan (or a portion thereof) as a Eurodollar Loan (subject to availability) and (ii) prior to 11:00 a.m. on the day of such Loan of each election to designate the Term Loan (or a portion thereof) as a Prime Rate Loan, in each case specifying the date (which shall be a Business Day) and the aggregate principal amount of such Loan and, if any portion thereof is to consist of one or more Eurodollar Loans, the respective principal amounts and Interest Periods for each such Eurodollar Loan; provided that if the Borrower shall request a Eurodollar Loan when such Loans are not available, fail to specify the duration of the Interest Period with regard to a requested Eurodollar Loan or fail to specify the type of Loan requested, the request shall be deemed to be a request for a Prime Rate Loan.

     (d) The Borrower may elect to continue Eurodollar Loans constituting the Term Loan from one Interest Period into a subsequent Interest Period or convert a Prime Rate Loan into a Eurodollar Loan (subject to availability) by giving the Agent prior written, telex, telephonic (immediately confirmed in writing) or facsimile irrevocable notice of its intention to do so in accordance with the provisions of subsection (b) above. If no such election is made, or if an election is made to continue a Eurodollar Loan at the end of its Interest Period when such Loans are not available, such Eurodollar Loan shall automatically convert into a Prime Rate Loan upon the expiration of such Interest Period.

     SECTION 2.03. Term Loan Notes. The Term Loan shall be evidenced by the Term Loan Notes of the Borrower. Each Term Loan Note shall mature on the Maturity Date at which time the entire outstanding principal balance and all interest thereon shall be due and payable. Each Term Loan Note shall be entitled to the benefits and subject to the provisions of this Agreement.

     SECTION 2.04. Repayment of Term Loan Note. (a) Mandatory Installment Payments. The principal balance of the Term Loan shall be payable in sixty (60) monthly installments, each due on the first Business Day of each month beginning on December 1, 2000 and continuing on the first Business Day of each month thereafter. Each of the first fifty nine (59) such monthly principal installments shall be in the amount equal to one-hundred twentieth (1/120th) of the original principal amount of the Term Loan and the sixtieth (60th) such monthly principal installment shall be in an amount equal to the then outstanding principal balance of the Term Loan.

     (b) Mandatory Prepayment. (i) Within five (5) Business Days of the occurrence of a Prepayment Event, the Borrower shall give written notice to the Agent of such Prepayment Event, the assets sold and the amount of the Net Proceeds of Sale. At such time the Borrower shall make a prepayment of the Term Loan in an amount equal to the Required Prepayment Amount. Any mandatory prepayment made pursuant to this Section 2.04(b)(i) shall be applied first to all accrued but unpaid interest on the Term Loan and then to the principal of the Term Loan. Any such prepayments shall be applied first to Prime Rate Loans and then to Eurodollar Loans in the order of the nearest expiration of their respective Interest Periods, provided, however, if at the time of any such prepayment no Default or Event of Default exists, any amounts to be applied to a Eurodollar Loan shall be held by the Agent in a cash collateral account, for the benefit of the Lenders, as security for the Term Loan, and applied to such Eurodollar Loan at the earlier of (x) a Default or an Event of Default or
(y) the expiration of the relevant Interest Period(s).

               (ii) In the event that the Acquisition does not close by November 30, 2000, the Term Loan shall, without notice or demand from the Agent, become immediately due and payable.

     (c) Voluntary Prepayments. The Borrower may make voluntary prepayments of the Term Loan as permitted by Section 2.08 of this Agreement.

     (d) Application of Prepayments. All prepayments of the Term Loan (whether made voluntarily or required by a Prepayment Event) shall be applied to installments of the Term Loan in the inverse order of maturity. All principal payments and prepayments on the Term Loan shall be made to the Agent for the pro rata distribution to the Lenders.

     SECTION 2.05. Payment of Interest on the Term Loan Notes. (a) In the case of a Prime Rate Loan, interest shall be payable at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal at all times to the Prime Rate plus the Applicable Margin. Such interest shall be payable on each Interest Payment Date, commencing with the first Interest Payment Date after the date of such Prime Rate Loan, on each Interest Determination Date and on the Maturity Date. Any change in the rate of interest on the Term Loan Notes due to a change in the Prime Rate shall take effect as of the date of such change in the Prime Rate.

     (b) In the case of a Eurodollar Loan, interest shall be payable at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to the Adjusted LIBOR Rate plus the Applicable Margin. Such interest shall be payable on each Interest Payment Date, commencing with the first Interest Payment Date after the date of such Eurodollar Loan, on each Interest Determination Date and on the Maturity Date. In the event Eurodollar Loans are available, the Agent shall determine the rate of interest applicable to each requested Eurodollar Loan for the applicable Interest Period at 11:00 a.m., New York City time, or as soon as practicable thereafter, two (2) Business Days prior to the commencement of such Interest Period and shall notify the Borrower and the Lenders of the rate of interest so determined. Such determination shall be conclusive absent manifest error.

     (c) All interest on the Term Loan Notes shall be paid to the Agent for the pro rata distribution to the Lenders.

     SECTION 2.06. Use of Proceeds. The proceeds of the Term Loan shall be used by the Borrower exclusively (i) to finance the Acquisition, (ii) for general corporate purposes, (iii) to repay any Eskimo Debt and (iv) to provide working capital advances to Eskimo. No part of the proceeds of the Term Loan may be used for any purpose that directly or indirectly violates or is inconsistent with, the provisions of Regulation T, U or X.

     SECTION 2.07. Conversion and Continuation of Loans. The Borrowers shall have the right, at any time, on such notice to the Agent as is required pursuant to Section 2.02, (i) to continue any Eurodollar Loan or portion thereof into a subsequent Interest Period (subject to availability) or (ii) to convert a Prime Rate Loan into a Eurodollar Loan (subject to availability), subject to the following:

     (a) if a Default or an Event of Default shall have occurred and be continuing at the time of any proposed conversion or continuation only Prime Rate Loans shall be available;

     (b) in the case of a continuation or conversion of fewer than all Loans, the aggregate principal amount of each Eurodollar Loan continued or into which a Loan is converted shall be in the minimum principal amount of $1,000,000.00 and in increased integral multiples of $500,000.00.

     (c) each continuation or conversion shall be effected by each Lender applying the proceeds of the new Loan to the Loan (or portion thereof) being continued or converted;

     (d) if the new Loan made as a result of a continuation or conversion shall be a Eurodollar Loan, the Interest Period with respect thereto shall commence on the date of continuation or conversion;

     (e) each request for a Eurodollar Loan which shall fail to state an applicable Interest Period and each request for a Eurodollar Loan made when such Loans are not available shall be deemed to be a request for an Prime Rate Loan; and

     (f) in the event that the Borrower shall not give notice to continue a Eurodollar Loan as provided above, such Loan shall automatically be converted into an Prime Rate Loan at the expiration of the then current Interest Period.

     SECTION 2.08. Prepayment. (a) The Borrower shall have the right at any time and from time to time to prepay any Prime Rate Loan, in whole or in part, without premium or penalty on one (1) Business day's prior telephonic notice to the Agent (immediately confirmed in writing) of such prepayment provided, however, that each such prepayment shall be on a Business Day and shall be in an aggregate principal amount which is an integral multiple of $500,000.00.

     (b) The Borrower shall have the right at any time and from time to time, subject to the provisions hereof and of Section 2.10, to prepay any Eurodollar Loan, in whole or in part upon at least one (1) Business Day prior irrevocable written notice to the Bank; provided, however, that each such prepayment shall be on a Business Day and shall be in an aggregate principal amount which is an integral multiple of $500,000.00.

     (c) The notice of prepayment under this Section 2.08 shall set forth the prepayment date and the principal amount of the Loan being prepaid and shall be irrevocable and shall commit the Borrower to prepay such Loan by the amount and on the date stated therein. All prepayments shall be accompanied by accrued interest on the principal amount being prepaid to the date of prepayment. Each prepayment under this Section 2.08 shall be applied first towards unpaid interest on the amount being prepaid and then towards the principal in whole or partial prepayment of the Term Loan by the Borrower. In the absence of such specification, amounts being prepaid shall be applied first to any Prime Rate Loan then outstanding and then to Eurodollar Loans in the order of the expiration of their respective Interest Periods. All partial prepayments of Loans shall be applied to installments of principal of the Term Loan in the inverse order of maturity.

     SECTION 2.09. Applicable Margin. The Applicable Margin shall be determined on the basis of Coolbrands' Funded Debt to EBITDA Ratio, as calculated based on Coolbrands' consolidated financial statements for its most recent fiscal year or quarter. The Agent shall determine the Applicable Margin within five (5) Business Days after it has received the financial statements of Coolbrands' as required by Section 5.01(b)(i) or (ii), as applicable. The Agent shall promptly notify the Borrower and the Lenders of such determination, which shall be conclusive, in the absence of manifest error. The Applicable Margin shall be determined as follows:

     (i) The initial Applicable Margin shall be 250 basis points for Eurodollar Loans and 50 basis points for Prime Rate Loans, and shall be applicable until five (5) days after delivery of Coolbrands' consolidated financial statements for the fiscal year ending August 31, 2001 pursuant to Section 5.01(b) hereof.

     Beginning five (5) days after delivery of Coolbrands' consolidated financial statements for the fiscal year ending August 31, 2001, and for each fiscal year or quarter thereafter, the Applicable Margin shall be determined in accordance with the table set forth in Exhibit 2.09 annexed hereto.

     The Applicable Margin for any Eurodollar Loan shall change during the term of such Eurodollar Loan as a result of this Section 2.09.

     In the event that the Borrower fails to deliver any financial statements and the related certificate on the due date therefor set forth in Section 5.01(b)(i) or (ii) hereof, unless an Event of Default is declared as a result of such failure, the Applicable Margin for Eurodollar Loans shall be 300 basis points and the Applicable Margin for Prime Rate Loans shall be 100 basis points until the Borrower delivers all required financial statements and certificates at which time the Applicable Margins shall be redetermined as provided for in this Section 2.09.

     Upon the occurrence and during the continuance of a Default or an Event of Default the Applicable Margins may, as a result of changes in Coolbrands' Funded Debt to EBITDA Ratio, increase but will not decrease.

     SECTION 2.10. Reimbursement by Borrower. (a) The Borrower shall reimburse the Agent, on behalf of a Lender, upon the Agent's demand, for any loss, cost or expense incurred or to be incurred by it (in such Lender's sole determination) as a result of any prepayment or conversion (whether voluntarily or by acceleration) of any Eurodollar Loan other than on the last day of the Interest Period for such Loan, or if the Borrower fails to borrow a Eurodollar Loan (or is not able to borrow because of an Event of Default or for any other reason hereunder) after having given the irrevocable notice of borrowing required by this Agreement. Such reimbursement shall include, but not be limited to, any loss, cost or expense incurred by such Lender in obtaining, liquidating or redeploying any funds used or to be used in making or maintaining the Eurodollar Loan. The provisions of this Section 2.10 shall survive repayment of the Loans and the termination of this Agreement.

     SECTION 2.11. Statutory Reserves. It is understood that the cost to the Lenders of making or maintaining Eurodollar Loans may fluctuate as a result of the applicability of, or change in, Statutory Reserves. The Borrower agrees to pay to the Agent, on behalf of the Lenders from time to time, as provided in
Section 2.12 below, such amounts as shall be necessary to compensate each Lender for the portion of the cost of making or maintaining any Eurodollar Loans made by it resulting from any such Statutory Reserves, or change therein, it being understood that the rates of interest applicable to Eurodollar Loans hereunder have been determined on the basis of Statutory Reserves in effect at the time of determination of the Adjusted LIBOR Rate and that such rates do not reflect costs imposed on such Lender in connection with any change to such Statutory Reserves. Subject to the provisions of Section 2.10, the Borrower may prepay the Loan in the event the provisions of this Section 2.11 are effected. The provisions of this Section 2.11 shall survive repayment of the Loans and the termination of this Agreement.

     SECTION 2.12. Increased Costs. If, after the date of this Agreement, the adoption of, or any change in, any applicable law, regulation, rule or directive, or any interpretation thereof by any authority charged with the administration or interpretation thereof:

          (i) subjects any Lender to any tax with respect to the Loan, its Note or on any amount paid or to be paid under or pursuant to this Agreement, the Loan or its Note (other than any tax measured by or based upon the overall net income of such Lender);

          (ii) changes the basis of taxation of payments to a Lender of any amounts payable hereunder (other than any tax measured by or based upon the overall net income of such Lender);

          (iii) imposes, modifies or deems applicable any reserve, capital adequacy or deposit requirements against any assets held by, deposits with or for the account of, or loans made by, a Lender; or

          (iv) imposes on a Lender any other condition affecting the Loan, its Note or this Agreement; and the result of any of the foregoing is to increase the cost to such Lender of maintaining this Agreement or making the Loan, or to reduce the amount of any payment (whether of principal, interest or otherwise) receivable by such Lender or to require such Lender to make any payment on or calculated by reference to the gross amount of any sum received by it, in each case by an amount which such Lender in its reasonable judgment deems material, then and in any such case:

     (a) the Lender shall promptly advise the Agent and the Borrower of such event, together with the date thereof, the amount of such increased cost or reduction or payment and the way in which such amount has been calculated; and

     (b) the Borrower shall pay to such Lender, within ten (10) days after the advice referred to in subsection (a) hereinabove, such an amount or amounts as will compensate such Lender for such additional cost, reduction or payment for so long as the same shall remain in effect.

          The determination of a Lender as to additional amounts payable pursuant to this Section 2.12 shall be conclusive evidence of such amounts absent manifest error. The provisions of this Section 2.12 shall survive repayment of the Loans and the termination of this Agreement.

     SECTION 2.13. Capital Adequacy. If any Lender shall have reasonably determined that the applicability of any law, rule, regulation or guideline, or the adoption after the date hereof of any other law, rule, regulation or guideline regarding capital adequacy, or any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by such Lender (or any lending office of such Lender) or such Lender's holding company with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of its obligations hereunder to a level below that which such Lender or such Lender's holding company could have achieved but for such adoption, change or compliance (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy) by an amount reasonably deemed by such Lender to be material, then from time to time the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction suffered. The provisions of this Section 2.13 shall survive repayment of the Loans and the termination of this Agreement.

     SECTION 2.14. Change in Legality. (a) Notwithstanding anything to the contrary contained elsewhere in this Agreement, if any change after the date hereof in law, rule, regulation, guideline or order, or in the interpretation thereof by any governmental authority charged with the administration thereof, shall make it unlawful for any Lender to make or maintain any Eurodollar Loan or to give effect to its obligations as contemplated hereby with respect to a Eurodollar Loan, then, by written notice to the Borrower and the Agent, such Lender may:

          (i) declare that it will not thereafter make Eurodollar Loans hereunder, whereupon the Borrower shall be prohibited from requesting such Eurodollar Loans from such Lender unless such declaration is subsequently withdrawn; and

          (ii) require that, subject to the provisions of Section 2.10, all outstanding Eurodollar Loans made by such Lender be converted to an Prime Rate Loan, whereupon all of such Eurodollar Loans shall be automatically converted to a Prime Rate Loan as of the effective date of such notice as provided in paragraph (b) below.

          (b) For purposes of this Section 2.14, a notice to the Borrower by a Lender pursuant to paragraph (a) above shall be effective, for the purposes of paragraph (a) above, if lawful, and if any Eurodollar Loans shall then be outstanding, on the last day of the then current Interest Period, otherwise, such notice shall be effective on the date of receipt by the Borrower.

     SECTION 2.15. Indemnity. The Borrower will indemnify the Lenders against any loss or expense which any Lender may sustain or incur as a consequence of any default in payment or prepayment of the principal amount of any Eurodollar Loan or any part thereof or interest accrued thereon, as and when due and payable (at the due date thereof, by notice of prepayment or otherwise), or the occurrence of any Event of Default, including but not limited to any loss or expense sustained or incurred in liquidating or re-employing deposits from third parties acquired to affect or maintain such Loan or any part thereof. When claiming under this Section 2.15, a Lender shall provide to the Borrower a statement, signed by an officer of such Lender, explaining the amount of any such loss or expense (including the calculation of such amount), which statement shall, in the absence of manifest error, be conclusive with respect to the parties hereto. The provisions of this Section 2.15 shall survive repayment of the Term Loan and the termination of this Agreement.

     SECTION 2.16. Change in LIBOR; Availability of Rates. In the event, and on each occasion, that, on the day the interest rate for any Eurodollar Loan is to be determined, the Agent shall have determined (which determination, absent manifest error, shall be conclusive and binding upon the Borrower) that dollar deposits in the amount of the principal amount of the requested Eurodollar Loan are not generally available in the London Interbank Market, or that the rate at which such dollar deposits are being offered will not adequately and fairly reflect the cost to the Lenders of making or maintaining the principal amount of such Eurodollar Loan during such Interest Period, such Eurodollar Loan shall be unavailable. The Agent shall, as soon as practicable thereafter, given written, telex or telephonic notice of such determination of unavailability to the Borrower. Any request by the Borrower for an unavailable Eurodollar Loan shall be deemed to have been a request for a Prime Rate Loan. After such notice shall have been given and until the Agent shall have notified the Borrower that the circumstances giving rise to such unavailability no longer exist, each subsequent request for an unavailable Eurodollar Loan shall be deemed to be a request for a Prime Rate Loan.

     SECTION 2.17. Authorization to Debit Borrower's Account. The Agent is hereby authorized to debit the Borrower's account maintained with the Agent for
(i) all scheduled payments of principal and/or interest under the Notes, (ii) the Agent's fees and (iii) all other amounts due hereunder; all such debits to be made on the days such payments are due in accordance with the terms hereof.

     SECTION 2.18. Late Charges, Default Interest. (a) If the Borrower shall default in the payment of any principal installment of or interest on the Loan or any other amount becoming due hereunder, the Borrower shall pay interest, to the extent permitted by law, on such defaulted amount up to the date of actual payment (after as well as before judgment) at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to two (2%) percent in excess of the highest interest rate otherwise in effect with respect to any type of Loan then outstanding, and if no Loan is then outstanding, at a rate equal to the Prime Rate plus two (2%) percent.

     (b) Upon the occurrence and during the continuation of an Event of Default, the Borrower shall, at the demand of the Agent and the Required Lenders, each pay interest on all amounts owing under the Notes and this Agreement (after as well as before judgment) at a rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to two (2%) percent in excess of the highest interest rate otherwise in effect hereunder. The provisions of this Section 2.18 shall be read so as to require the Borrower to pay the interest rates described in either (a) or (b), but not both.

     SECTION 2.19. Payments. All payments by the Borrower hereunder or under the Notes shall be made in Dollars in immediately available funds at the office of the Agent by 12:00 noon, New York City time on the date on which such payment shall be due. Interest on the Notes shall accrue from and including the date of each Loan to but excluding the date on which such Loan is paid in full or refinanced with a Loan of a different type.

     SECTION 2.20. Interest Adjustments. (a) If the provisions of this Agreement or the Notes would at any time otherwise require payment by the Borrower to the Lenders of any amount of interest in excess of the maximum amount then permitted by applicable law the interest payments shall be reduced to the extent necessary so that the Lenders shall not receive interest in excess of such maximum amount. To the extent that, pursuant to the foregoing sentence, the Lenders shall receive interest payments hereunder or under the Notes in an amount less than the amount otherwise provided, such deficit (hereinafter called the "Interest Deficit") will cumulate and will be carried forward (without interest) until the termination of this Agreement. Interest otherwise payable to the Lenders hereunder and under the Notes for any subsequent period shall be increased by such maximum amount of the Interest Deficit that may be so added without causing the Lenders to receive interest in excess of the maximum amount then permitted by applicable law.

     (b) The amount of the Interest Deficit relating to the Term Loan shall be treated as a prepayment penalty and paid in full at the time of any optional or voluntary prepayment by the Borrower of all or any part of the Term Loan. The amount of the Interest Deficit relating to the Notes at the time of any complete payment of the Notes at that time outstanding (other than an optional or voluntary prepayment thereof) shall be canceled and not paid.

                [THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK]

                                   ARTICLE III

                              CONDITIONS OF LENDING

     SECTION 3.01. Conditions Precedent to the Making of the Term Loan. The obligation of the Lenders to make the Term Loan contemplated by this Agreement is subject to the condition precedent that the Agent and the Lenders shall have received from the Borrower and the Guarantors on or before the Drawdown Date the following, in form and substance satisfactory to the Agent and its counsel:

     (a) The Term Loan Notes, each duly executed and payable to the order of the applicable Lender.

     (b) Certified (as of the date of this Agreement) copies of the resolutions of the Board of Directors of the Borrower authorizing the Term Loan and authorizing and approving this Agreement and the other Loan Documents and the execution, delivery and performance thereof and certified copies of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement and the other Loan Documents.

     (c) Certified (as of the date of this Agreement) copies of the resolutions of the Board of Directors of Coolbrands and the Board of Directors and the shareholders of each of the other Guarantors which is a Material Subsidiary, authorizing and approving this Agreement, their Guaranties and any other Loan Document applicable to such Guarantors, and the execution, delivery and performance thereof and certified copies of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement, their Guaranties and the other Loan Documents.

     (d) A certificate of the Secretary or an Assistant Secretary (attested to by another officer) of the Borrower certifying: (i) the names and true signatures of the officer or officers of the Borrower authorized to sign this Agreement, the Notes and the other Loan Documents to be delivered hereunder on behalf of the Borrower; and (ii) a copy of the Borrower's by-laws as complete and correct on the date of this Agreement.

     (e) A Certificate of the Secretary or an Assistant Secretary (attested to by another officer) of Coolbrands and of each of the other Guarantors which is a Material Subsidiary certifying (i) the names and true signatures of the officer or officers of such Guarantors authorized to sign this Agreement, their Guaranties and any other Loan Documents to be delivered hereunder on behalf of such Guarantors; (ii) a copy of each of such Guarantors' by-laws as complete and correct on the date of this Agreement; and (iii) the stock ownership of each of such Guarantors (other than Coolbrands).

     (f) Copies of the certificate of incorporation and all amendments thereto of the Borrower, Coolbrands and each of the other Guarantors which is a Material Subsidiary certified in each case by the Secretary of State (or equivalent officer) of the state of incorporation of each of the Borrower, Coolbrands and such Guarantors and a certificate of existence and good standing with respect to the Borrower, Coolbrands and such Guarantors from the Secretary of State (or equivalent officer) of the state of incorporation of the Borrower, Coolbrands and such Guarantors and from the Secretary of State (or equivalent officer) of any state in which the Borrower, Coolbrands or such Guarantors are authorized to do business.

     (g) An opinion of Blank, Rome, Tenzer, Greenblatt, LLP, counsel for the Borrower and the Guarantors (with separate opinions from local counsel to Coolbrands and Kayla) as to certain matters referred to in Article IV hereof and as to such other matters as the Bank or its counsel may reasonably request.

     (h) From each of the Guarantors, an executed Guaranty.

     (i) From the Borrower, a copy of the consolidated and consolidating balance sheets and income statements for the Borrower and its Consolidated Subsidiaries for the nine (9) month period ended May 31, 2000, together with all supporting schedules and certified by the Borrower's Chief Financial Officer, the review of which shall be satisfactory to the Agent and the Lenders in all respects.

     (j) From the Borrower, a copy of the consolidated and consolidating balance sheets and income statements for the Borrower and its Consolidated Subsidiaries for the fiscal period ending closest to any Drawdown Date (provided that Coolbrands would be required to deliver such financial statements within the time periods set forth in Section 5.01(b)), together with all supporting schedules and certified by Coolbrands' Chief Financial Officer, the review of which shall be satisfactory to the Agent and the Lenders in all respects.

     (k) From Coolbrands, a copy of the Annual or Quarterly Information Form to Shareholders for Coolbrands and its Consolidated Subsidiaries for its most recent quarterly or year end reporting period, together with all supporting schedules and certified by Coolbrands' Chief Financial Officer, the review of which shall be satisfactory to the Agent and the Lenders in all respects.

     (l) Evidence of (i) property damage insurance for all personal property of the Borrower, Coolbrands and each of the other Guarantors which is a Material Subsidiary, (ii) liability insurance, (iii) business interruption insurance and
(iv) such other insurance coverage which is usual and customary for businesses of the type engaged in by the Borrower, Coolbrands and such Guarantors.

     (m) A pro forma consolidated and consolidating balance sheet of Coolbrands and its Consolidated Subsidiaries as of a recent date, (which shall give effect to the Acquisition), prepared and certified by the Chief Executive Officer or the Chief Financial Officer of Coolbrands and which shall be based upon the respective financial statements of the Credit Parties for the fiscal quarter ended May 31, 2000 and the financial statements of Eskimo for the fiscal quarter ended June 30, 2000 and after giving effect to the transactions contemplated by this Agreement and the Acquisition Agreement, subject to normal year end adjustments and to the assumptions and qualifications stated therein, and the review of which shall be satisfactory to the Agent and the Lenders in all respects.

     (n) Evidence that there shall not have occurred a Material Adverse Change in the Borrower, Coolbrands, any Guarantor which is a Material Subsidiary or Eskimo.

     (o) Evidence that all material third party and governmental consents and approvals necessary in connection with the transactions and the financings contemplated by this Agreement and the Acquisition Agreement shall have been obtained, including without limitation, all regulatory consents and approvals with regard to the change of control of Eskimo occurring as a result of the Acquisition.

     (p) An executed copy of the Acquisition Agreement and of any other agreements entered into or to be entered into by the Borrower, any Guarantor, Eskimo or Eskimo's principals in connection with the Acquisition, the review of all of which shall be satisfactory to the Agent and its counsel in all respects.

     (q) Results of all due diligence checkings with regard to the Borrower, Coolbrands, each of the Guarantors which is a Material Subsidiary and Eskimo, including without limitation, trade checkings, customer checkings, bank checkings, litigation checkings, judgment, tax and bankruptcy searches and lien searches, the review of which shall be satisfactory to the Agent in all respects.

     (r) Copies of all material loan or credit agreements of the Borrower, Coolbrands, any Guarantor which is a Material Subsidiary or Eskimo (to the extent such agreements shall remain in effect following the Acquisition), the review of which shall be satisfactory to the Agent in all respects.

     (s) A schedule of all litigation as provided on Schedule 3.01(s) affecting the Borrower, Coolbrands, a Guarantor which is a Material Subsidiary or Eskimo, the review of which shall be reasonably satisfactory to the Agent in all respects.

     (t) Evidence satisfactory to the Agent that (i) Eskimo's shareholder rights plan will have been terminated or not be otherwise in effect and applicable to the Borrower, (ii) that amount of the Drawdown which is to be used to finance the Acquisition will be transferred by Borrower to First Union National Bank, Eskimo's transfer agent pursuant to the Exchange Agency Agreement dated as of September 20, 2000 and (iii) the Acquisition is non-hostile in nature, all of the foregoing to be in all respects satisfactory to the Agent and its counsel.

     (u) Execution and delivery of an amendment to the Existing Credit Facility which (i) allows for the entry into this Agreement and the transactions contemplated hereby and (ii) conforms the affirmative, negative and financial covenants of the Existing Credit Facility (and other related provisions) to the corresponding provisions of this Agreement.

     (v) Kayla shall have made a loan to the Borrower in the principal amount of $7,500,000.00, repayable in five (5) years on a ten (10) year amortization and on other terms and conditions satisfactory to the Agent, and which will have been subordinated to the obligations of the Borrower to the Agent and the Lenders, on terms and conditions satisfactory to the Agent.

     (w) The following statements shall be true and the Agent shall have received a certificate signed by the Chief Executive officer(s) or Chief Financial Officer(s) of the Borrower, Coolbrands and each of the Guarantors which is a Material Subsidiary dated the Drawdown Date, stating that:

          (i) The representations and warranties contained in Article IV of this Agreement and in the Loan Documents are true and correct on and as of such date; and

          (ii) No Default or Event of Default has occurred and is continuing, or would result from the making of the Term Loan.

     (x) All schedules, documents, exhibits, certificates and other information provided to the Agent or any of the Lenders pursuant to or in connection with this Agreement shall be reasonably satisfactory to the Agent and its counsel in all respects.

     (y) Payment of the Agent's fees and the facility fees due to the Lenders as set forth in a separate letter agreement between the Borrower and the Agent, and all fees and expenses of the Agent incurred in connection with the preparation of this Agreement, and the other Loan Documents and in connection with the transactions contemplated hereby, including the reasonable fees and disbursements of counsel for the Agent.

     (z) All legal matters incident to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory to Cullen and Dykman, counsel to the Agent.

     (aa) Receipt by the Agent of such other approvals, opinions or documents as the Agent or its counsel may reasonably request.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

     SECTION 4.01. Representations and Warranties. On the date hereof and on the Drawdown Date, the Borrower and each of the Guarantors represent and warrant as follows:

     (a) Subsidiaries. On the date hereof and on the Drawdown Date, the only Material Subsidiaries of the Borrower or a Guarantor are those set forth on
Schedule 4.01(a) annexed hereto, which Schedule accurately sets forth with respect to each such Subsidiary, its name and address, any other addresses at which it conducts business, its state of incorporation and each other jurisdiction in which it is qualified to do business and the identity and share holdings of its stockholders. Except as set forth on Schedule 4.01(a), all of the issued and outstanding shares of each Material Subsidiary which are owned by the Borrower or a Guarantor are owned by the Borrower or such Guarantor free and clear of any mortgage, pledge, lien or encumbrance. Except for options and similar grants given to employees, officers, directors and advisors in the ordinary course of business, and except as disclosed in the audited consolidated financial statements for Coolbrands and its Consolidated Subsidiaries for the year ended August 31, 1999, there are not outstanding any warrants, options, contracts or commitments of any kind entitling any Person to redeem, purchase or otherwise acquire any shares of common or capital stock or other equity interest of the Borrower, any Guarantor or any Material Subsidiary of the Borrower or a Guarantor, nor are there outstanding any securities which are convertible into or exchangeable for any shares of the common or capital stock of the Borrower, any Guarantor or any Material Subsidiary of the Borrower or a Guarantor.

     (b) Organization. The Borrower and each Guarantor are each a corporation duly incorporated, validly existing and in good standing under the laws of their respective jurisdictions of incorporation and each has the corporate power to own its assets and to transact the business in which it is presently engaged and is duly qualified and is in good standing in all other jurisdictions where the failure to so qualify or remain in good standing could result in a Material Adverse Change in the Borrower or a Guarantor.

     (c) Due Execution, etc. The execution, delivery and performance by the Borrower and each Guarantor of the Loan Documents to which they are a party are within the Borrower's and the Guarantors' corporate power and have been duly authorized by all necessary corporate action and do not and will not (i) require any consent or approval of the stockholders of the Borrower or Guarantors other than those which have been obtained; (ii) do not contravene the Borrower's or any of the Guarantors' certificates of incorporation, charters or by-laws; (iii) violate any provision of or any law, rule, regulation, contractual restriction, order, writ, judgment, injunction, or decree, determination or award binding on or affecting the Borrower or any Guarantor; (iv) result in a breach of or constitute a default under any indenture or loan or credit agreement, or any other agreement, lease or instrument to which the Borrower or any Guarantor is a party or by which it or its properties may be bound or affected; and (v) result in, or require, the creation or imposition of any Lien upon or with respect to any of the properties now owned or hereafter acquired by the Borrower or any Guarantor.

     (d) No Authorization, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Borrower or any Guarantor of any Loan Document to which it is a party, except authorizations, approvals, actions, notices or filings which have been obtained, taken or made, as the case may be.

     (e) Validity of Loan Documents. The Loan Documents when delivered hereunder will have been duly executed and delivered on behalf of the Borrower and each Guarantor, as the case may be, and will be legal, valid and binding obligations of the Borrower and each Guarantor, as the case may be, enforceable against the Borrower or such Guarantor in accordance with their respective terms.

     (f) Financial Statements. The consolidated financial statements of Coolbrands and its Consolidated Subsidiaries (other than EP and Eskimo) for the fiscal year ended August 31, 1999, and for the nine (9) month period ended May 31, 2000, copies of which have been furnished to the Bank, fairly present the financial condition of Coolbrands and its Consolidated Subsidiaries as at such dates and the results of operations of Coolbrands and its Consolidated Subsidiaries for the periods ended on such date, all in accordance with GAAP, and since August 31, 1999 there has been (i) no material increase in the liabilities of any of Coolbrands and its Consolidated Subsidiaries other than as disclosed in the financial statements of Coolbrands and its Consolidated Subsidiaries for the third fiscal quarter of 2000 and (ii) except as provided in
Schedule 4.01(f), no Material Adverse Change in any of the Credit Parties.

     (g) Litigation. Except as set forth in Schedule 3.01(t) or in consolidated and consolidating financial statements of Coolbrands and its Consolidated Subsidiaries for the fiscal quarter ended May 31, 2000, there is no pending or threatened action, proceeding or investigation affecting the Borrower, any Guarantor or any Subsidiary, before any court, governmental agency or arbitrator, which may either in one case or in the aggregate, (i) result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary or (ii) affect the Acquisition in any way.

     (h) Tax Returns. The Borrower and each Guarantor have filed all federal, state and local tax returns required to be filed and have paid all taxes, assessments and governmental charges and levies that are reflected on such returns as due, including interest and penalties, provided that neither Integrated nor Yogen Fruz has filed its consolidated federal or state income tax returns for the fiscal year ended August 31, 1999 which will be filed not later than October 31, 2000 and the Borrower represents to the Agent and the Lenders that any unpaid taxes, interest and penalties not accrued for on the August 31, 1999 financial statements will be less than $25,000.00, in the aggregate.

     (i) Licenses, etc. The Borrower, each Guarantor and each Subsidiary own, or are taking appropriate actions to secure the ownership of (and believe in good faith that, prior to obtaining such ownership, they are entitled to use) or are licensed to use all trademarks, tradenames, copyrights, technology, know-how and processes (the "Intellectual Property") that, in the aggregate, are necessary for the conduct of their business as currently conducted except for those of which the failure to own or license could not have a Material Adverse Effect on the Borrower, such Guarantor or such Subsidiary. To the best of the Borrower's and the Guarantors' knowledge, no claim is pending by any Person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does the Borrower or the Guarantors know of any valid basis for any such claim other than claims which, if adversely determined, would not have a Material Adverse Effect on the Borrower, a Guarantor or such Subsidiary. The use of such Intellectual Property does not infringe on the rights of any Person, except for such claims and infringements that, in the aggregate, do not have a Material Adverse Effect on the Borrower, a Guarantor or such Subsidiary.

     (j) No Burdensome Agreement. Neither the Borrower nor any Guarantor is a party to any indenture, loan or credit agreement or any other agreement, lease or instrument or subject to any charter or corporate restriction which could result in a Material Adverse

Change in the Borrower or any Guarantor and neither the Borrower nor any Guarantor is in default of any such agreement.

     (k) Margin Credit. The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation T, U or X), and no proceeds of any Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or in any other way which will cause the Borrower to violate the provisions of Regulations T, U or X.

     (l) Compliance with Law. The Borrower, each Guarantor and each Subsidiary are in all material respects in compliance with all federal and state laws and regulations in all jurisdictions where the failure to comply with such laws or regulations could result in a Material Adverse Change in the Borrower, any of the Guarantors or any Subsidiary.

     (m) ERISA. The Borrower, each Guarantor, each Subsidiary and each ERISA Affiliate are in compliance in all material respects with all applicable provisions of ERISA. Neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any Plan; no notice of intent to terminate a Plan has been filed nor has any Plan been terminated; no circumstances exist which constitute grounds under Section 4042 of ERISA entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administrate, a Plan, nor has the PBGC instituted any such proceedings; neither the Borrower, any Guarantor, any Subsidiary, nor any ERISA Affiliate has completely or partially withdrawn under Sections 4201 or 4204 of ERISA from a Multiemployer Plan; the Borrower, each Guarantor, each Subsidiary and each ERISA Affiliate have met their minimum funding requirements under ERISA with respect to all of their Plans and the present fair market value of all Plan assets exceeds the present value of all vested benefits under each Plan, as determined on the most recent valuation date of the Plan in accordance with the provisions of ERISA for calculating the potential liability of the Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate to PBGC or the Plan under Title IV of ERISA; and neither the Borrower, any Guarantor, any Subsidiary nor any ERISA Affiliate has incurred any liability to the PBGC under ERISA.

     (n) Hazardous Materials. Except as set forth on Schedule 4.01(n), the Borrower, each Guarantor and each Subsidiary are in compliance in all material respects with all federal, state or local laws, ordinances, rules, regulations or policies governing Hazardous Materials and neither the Borrower, any Guarantor nor any

Subsidiary has used Hazardous Materials on, from, or affecting any property now owned or occupied by the Borrower, any Guarantor or any Subsidiary in any manner which violates federal, state or local laws, ordinances, rules, regulations or policies governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials, and that to the best of the Borrower's, Guarantors' and Subsidiaries' knowledge, no prior owner of any such property or any tenant, subtenant, prior tenant or prior subtenant have used Hazardous Materials on, from or affecting such property in any manner which violates federal, state or local laws, ordinances, rules, regulations, or policies governing the use, storage, treatment, transportation, manufacture, refinement, handling, production or disposal of Hazardous Materials.

     (o) Use of Proceeds. The proceeds of the Term Loan shall be used exclusively for the purposes set forth in Section 2.06 hereof.

     (p) Title to Assets; Liens. The Borrower and the Guarantors have good title to the properties and assets used in connection with their respective business and such properties and assets are not subject to any Lien other than those described in Section 5.02(a) hereof.

     (q) Casualty. Neither the business nor the properties of the Borrower, any Guarantor or any Subsidiary are affected by any fire, explosion, accident, strike, hail, earthquake, embargo, act of God or of the public enemy, or other casualty (whether or not covered by insurance), which could result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

     (r) Financial Advantage. The Guarantors acknowledge they have derived or expect to derive a financial or other advantage from the Loans obtained by the Borrower from the Bank.

     (s) Credit Agreements. Schedule 4.01(s) is a complete and correct list of all credit agreements, indentures, purchase agreements, guaranties, Capital Leases, and other investments, agreements and arrangements presently in effect providing for or relating to extensions of credit (including agreements and arrangements for the issuance of letters of credit or for acceptance financing) in respect of which the Borrower or any Guarantor is in any manner directly or contingently obligated, and the maximum principal or face amounts of the credit in question, outstanding or to be outstanding, are correctly stated, and all Liens of any nature given or agreed to be given as security therefor are correctly described or indicated in such Schedule.

     (t) Solvency. Immediately after the consummation of the Acquisition and the closing and funding of the Term Loan (and after giving effect to the application of the proceeds thereof): (a)(i) the fair value of the assets of the Credit Parties, on a consolidated basis, will exceed their debts and liabilities (subordinated, contingent or otherwise); (ii) the present fair saleable value of the property of the Credit Parties, on a consolidated basis, will be greater than the amount required to pay the probable liability of their debts and other liabilities (subordinated, contingent or otherwise) as such debts and other liabilities mature; (iii) the Credit Parties, on a consolidated basis, will be able to pay their debts and liabilities (subordinated, contingent or otherwise) as such debts and liabilities mature; and (iv) the Credit Parties, on a consolidated basis, will not have unreasonably small capital to conduct the businesses in which they are engaged; (b)(i) the Borrower and each Guarantor will be able to pay its debts and liabilities (subordinated, contingent or otherwise) as such debts and liabilities mature; and (ii) the Borrower and each Guarantor will not have unreasonably small capital to conduct the business in which it is engaged; and (c) the Borrower and each Guarantor shall have a positive net worth.

     (u) Acquisition. The Borrower has heretofore delivered to the Agent a true, correct and complete copy of the Acquisition Agreement and the Acquisition Agreement sets forth the entire agreement among the parties thereto with respect to the subject matter thereof. Except as set forth in Schedule 4.01(u), no party to the Acquisition Agreement has waived the fulfillment of any material condition precedent set forth therein to the consummation of the Acquisition, no party has failed to perform any of its obligations thereunder or under any instrument or document executed and delivered in connection therewith, and nothing has come to the attention of the Borrower which would cause it to believe that any of the representations or warranties of Eskimo contained in the Acquisition Agreement were false or misleading when made or when reaffirmed on the date hereof. No consent or approval, authorization or declaration of any governmental authority, bureau or agency is or will be required in connection with the Acquisition. Except as set forth in Schedule 4.01(u), neither the execution and delivery of the Acquisition Agreement, nor the performance of the Borrower's obligations thereunder, will violate any provision of law or will conflict with or result in a breach of, or create (with or without the giving of notice or lapse of time, or both) a default under, any agreement to which the Borrower or any Guarantor is a party or by which it is bound or any of its properties is affected. Upon the consummation of the Acquisition, the Borrower will have acquired, and will have, valid, legal and marketable title to the Eskimo stock to be acquired pursuant to the Acquisition Agreement, free and clear of any Lien, except for the Liens created and granted by the Loan Documents.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                    ARTICLE V

                            COVENANTS OF THE BORROWER

     SECTION 5.01. Affirmative Covenants. So long as any amount shall remain outstanding under the Term Loan Notes, the Borrower and each of the Guarantors will, and will cause each Subsidiary to, unless the Agent and the Required Lenders shall otherwise consent in writing:

     (a) Compliance with Laws, Etc. Comply in all material respects with all applicable laws, rules, regulations and orders, where the failure to so comply could result in a Material Adverse Change in the Borrower, a Guarantor or any Subsidiary.

     (b) Reporting Requirements. Furnish to the Agent and the Lenders: (i) Annual Financial Statements. As soon as available and in any event not later than two (2) weeks after submission to the Toronto Stock Exchange or any other Canadian regulatory agency or authority, a copy of the audited consolidated, and management prepared consolidating, financial statements of Coolbrands and its Consolidated Subsidiaries for each fiscal year, including balance sheets with related statements of income and retained earnings and statements of cash flows, all in reasonable detail and setting forth in comparative form the figures for the previous fiscal year, together with an unqualified opinion on such consolidated statements, prepared by independent certified public accountants selected by Coolbrands and satisfactory to the Agent, all such financial statements to be prepared in accordance with GAAP. All financial reporting shall be made to the Agent and the Lenders in Canadian dollars and Coolbrands shall provide the Agent with the conversion rates used and the method of conversion used.

          (ii) Quarterly Financial Statements. As soon as available and in any event not later than two (2) weeks after submission to the Toronto Stock Exchange or any other Canadian regulatory agency or authority, a copy of the consolidated and consolidating financial statements of Coolbrands and its Consolidated Subsidiaries for each of the first three fiscal quarters of each fiscal year, including a balance sheet with related statements of income and retained earnings and a statement of cash flows, all in reasonable detail and, with respect to the consolidated statements only, setting forth in comparative form the figures for the comparable quarter for the previous fiscal year, certified by the Chief Financial Officer of Coolbrands, all such financial statements to be prepared in accordance with GAAP. All financial reporting shall be made to the Agent and the Lenders in Canadian dollars and Coolbrands shall provide the Agent with the conversion rates used and the method of conversion used.

          (iii) Management Letters. Promptly upon receipt thereof, copies of any reports submitted to the Borrower or any Guarantor by independent certified public accountants in connection with examination of the financial statements of the Borrower and each Guarantor made by such accountants.

          (iv) Certificate of No Default. Simultaneously with the delivery of the financial statements referred to in Section 5.01(b)(i) and (ii), a certificate of the President or the Chief Financial Officer of Coolbrands and the Borrower, (1) certifying that no Default or Event of Default has occurred and is continuing, or if a Default or Event of Default has occurred and is continuing, a statement as to the nature thereof and the action which is proposed to be taken with respect thereto; and (2) with computations demonstrating compliance with the covenants contained in Section 5.03.

          (v) Accountant's Certificate. Simultaneously with the delivery of the annual financial statements referred to in Section 5.01(b)(i), a certificate of the independent certified public accountants who audited such statements to the effect that, in making the examination necessary for the audit of such statements, they have obtained no knowledge of any condition or event which constitutes a Default or Event of Default, or if such accountants shall have obtained knowledge of any such condition or event, they shall specify in such certificate each such condition or event of which they have knowledge and the nature and status thereof.

          (vi) Notice of Litigation. Promptly after the commencement thereof, notice of all actions, suits and proceedings before any court or governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, affecting the Borrower, any Guarantor or any Subsidiary which seeks recovery against the Borrower, a Guarantor or a Subsidiary (i) in an amount in excess of $250,000.00 or (ii) if determined adversely to the Borrower, any Guarantor or any such Subsidiary could result in a Material Adverse Change in the Borrower, any Guarantor or any such Subsidiary and notice of any material changes in any such proceedings previously reported to the Agent.

          (vii) Notice of Defaults and Events of Default. As soon as possible and in any event within five (5) days after the occurrence of each Default or Event of Default, a written notice setting forth the details of such Default or Event of Default and the action which is proposed to be taken by the Borrower with respect thereto.

          (viii) ERISA Reports. Promptly after the filing or receiving thereof, copies of all reports, including annual reports, and notices which the Borrower, any Guarantor or any Subsidiary, files with or receives from the PBGC or the U.S. Department of Labor under ERISA; and as soon as possible after the Borrower or any Guarantor knows or has reason to know that any Reportable Event or Prohibited Transaction has occurred with respect to any Plan or that the PBGC or the Borrower, any Guarantor or any such Subsidiary has instituted or will institute proceedings under Title IV of ERISA to terminate any Plan, the Borrower or such Guarantor will deliver to the Agent a certificate of the President or the Chief Financial Officer of the Borrower or such Guarantor setting forth details as to such Reportable Event or Prohibited Transaction or Plan termination and the action the Borrower or such Guarantor proposes to take with respect thereto.

          (ix) Reports to Other Creditors. Promptly after the furnishing thereof, copies of any statement or report furnished to any other party pursuant to the terms of any indenture, loan, or credit or similar agreement and not otherwise required to be furnished to the Agent pursuant to any other clause of this Section 5.01(b).

          (x) Proxy Statements, Etc. Promptly after the sending or filing thereof, copies of all proxy statements, financial statements and reports which the Borrower or any Guarantor sends to its stockholders, and copies of all regular, periodic, and special reports, and all registration statements which the Borrower or any Guarantor files with the Toronto Stock Exchange or any other Canadian regulatory agency or authority which may be substituted therefor, or with any United States national securities exchange.

          (xi) Material Adverse Change. Promptly upon the occurrence thereof, notify the Agent of any Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

          (xii) Environmental Notices. Promptly after the receipt thereof, a copy of any claim, summons, charge or other notice to a Borrower, a Guarantor or any Subsidiary of a Borrower or a Guarantor regarding compliance (or failure to comply) with any federal, state or local laws governing Hazardous Materials.

          (xiii) Notice of Subsidiaries. Promptly after any Person becomes a Material Subsidiary of a Borrower or a Guarantor, notice to the Agent and the Lenders of such Material Subsidiary.

          (xiv) General Information. Such other information respecting the condition or operations, financial or otherwise, of the Borrower, any Guarantor or any Subsidiary as the Agent may from time to time reasonably request.

     (c) Taxes; Claims. Pay and discharge all taxes, assessments and governmental charges and all other charges and claims by other Persons upon it or them, its or their income and its or their properties prior to the dates on which such amounts are due or on which penalties are attached thereto, unless and only to the extent that (i) such taxes or other claims shall be contested in good faith and by appropriate proceedings by the Borrower, any Guarantor or any Subsidiary, as the case may be, and (ii) there be adequate reserves therefor in accordance with GAAP entered on the books of the Borrower, any Guarantor or any Subsidiary.

     (d) Corporate Existence. Preserve and maintain their corporate existence and good standing in the jurisdiction of their incorporation and the rights, privileges and franchises of the Borrower, each Guarantor and each Subsidiary in each case where failure to so preserve or maintain could result in a Material Adverse Change in the Borrower, such Guarantor or such Subsidiary.

     (e) Maintenance of Properties and Insurance. (i) Keep the respective properties and assets (tangible or intangible) that are useful and necessary in its business, in good working order and condition, reasonable wear and tear excepted; and (ii) maintain, and cause any Subsidiaries to maintain, insurance with financially sound and reputable insurance companies or associations in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning properties doing business in the same general areas in which the Borrower, any Guarantors and any Subsidiaries operate.

     (f) Books of Record and Account. Keep and cause any Subsidiaries to keep, adequate records and proper books of record and account in which complete entries will be made in a manner to enable the preparation of financial statements in accordance with GAAP, reflecting all financial transactions of the Borrower, the Guarantors and any Subsidiaries.

     (g) Visitation. At any reasonable time, and from time to time, on reasonable notice to the Borrower or an applicable Guarantor, permit the Agent or any agents or representatives thereof, to examine and make copies of and abstracts from the books and records of, and visit the properties of, the Borrower or any Guarantor and to discuss the affairs, finances and accounts of the Borrower or any Guarantor with any of the respective officers or directors of the Borrower or such Guarantor or the Borrower's or such Guarantor's independent accountants.

     (h) Performance and Compliance with Other Agreements. Perform and comply with each of the provisions of each and every agreement the failure to perform or comply with which could result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

     (i) Pension Funding. Comply with the following and cause each ERISA Affiliate of the Borrower, any Guarantor or any Subsidiary to comply with the following:

          (i) engage solely in transactions which would not subject any of such entities to either a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Internal Revenue Code in either case in an amount in excess of $25,000.00;

          (ii) make full payment when due of all amounts which, under the provisions of any Plan or ERISA, the Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate is required to pay as contributions thereto;

          (iii) all applicable provisions of the Internal Revenue Code and the regulations promulgated thereunder, including but not limited to Section 412 thereof, and all applicable rules, regulations and interpretations of the Accounting Principles Board and the Financial Accounting Standards Board;

          (iv) not fail to make any payments in an aggregate amount greater than $25,000.00 to any Multiemployer Plan that the Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate may be required to make under any agreement relating to such Multiemployer Plan, or any law pertaining thereto; or

          (v) not take any action regarding any Plan which could result in the occurrence of a Prohibited Transaction.

     (j) Licenses. Maintain at all times all licenses or permits necessary to the conduct of its business or as may be required by any governmental agency or instrumentality thereof where the failure to obtain or maintain such licenses or permits could result in a Material Adverse Change in the Borrower, any Guarantor or any Subsidiary.

     (k) Subsidiaries. Notify the Agent of the formation, acquisition, merger or dissolution of any Material Subsidiary (or of any existing Subsidiary becoming a Material Subsidiary) and cause any direct, wholly owned Material Subsidiary of the Borrower or any Guarantor formed or becoming such after the date of this Agreement to become a Guarantor of all Debts and other obligations of the Borrower under this Agreement and become a party to this Agreement.

     (l) Agent's Administrative Fee. Pay to the Agent the annual administrative fee and other fees set forth in a separate letter agreement between the Borrower and the Agent.

     (m) Interest Rate Protection Agreement. Within forty five (45) days of the date of this Agreement, the Borrower shall enter into the Interest Rate Protection Agreement with the Agent in a notional amount equal to 25% of the original principal balance of the Term Loan on terms and conditions, and with a tenor, satisfactory to the Agent.

     (n) Eskimo. Not later than ten (10) days after the merger of Eskimo into EP, cause Eskimo to (i) execute a joinder agreement pursuant to which Eskimo becomes a party to, and bound by the provisions of this Agreement, (ii) executes a Guaranty and (iii) delivers to the Agent copies of the documentation referred to in Section 3.01(c), (e), (f) and (h).

     SECTION 5.02. Negative Covenants. So long as any amount shall remain outstanding under the Term Loan Notes, neither the Borrower nor any of the Guarantors will, nor will they permit any Subsidiary to, without the written consent of the Agent and the Required Lenders:

     (a) Liens, Etc. Create, incur, assume or suffer to exist, any Lien, upon or with respect to any of its properties, now owned or hereafter acquired, except:

          (i) Liens in favor of the Agent as a lender;

          (ii) Liens for taxes or assessments or other government charges or levies if not yet due and payable or if due and payable if they are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained;

          (iii) Liens imposed by law, such as mechanics', materialmen's, landlords', warehousemen's, and carriers' Liens, and other similar Liens, securing obligations incurred in the ordinary course of business which are not past due, or which are removed within twenty (20) days from the attachment of such Lien, or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

          (iv) Liens under workers' compensation, unemployment insurance, Social Security, or similar legislation;

          (v) Liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases (permitted under the terms of this Agreement), public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business;

          (vi) Liens described in Schedule 5.02(a), provided that no such Liens shall be renewed, extended or refinanced; and

          (vii) Judgment and other similar Liens arising in connection with court proceedings (other than those described in Section 6.01(f));

          (viii) Easements, rights-of-way, restrictions, and other similar encumbrances which, in the aggregate, do not materially interfere with the Borrower's, a Guarantor's or a Subsidiary's occupation, use and enjoyment of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto; and

          (ix) Purchase money Liens on any property hereafter acquired or the assumption of any Lien on property existing at the time of such acquisition, or a Lien incurred in connection with any conditional sale or other title retention agreement or a Capital Lease, provided that:

               (1) Any property subject to any of the foregoing is acquired by the Borrower, any Guarantor or any Subsidiary in the ordinary course of its respective business and the Lien on any such property is created contemporaneously with, or is in existence at the time of, such acquisition;

               (2) The obligation secured by any Lien so created, assumed, or existing shall not exceed 100% of lesser of cost or fair market value of the property acquired as of the time of the Borrower, any Guarantor or any Subsidiary acquiring the same;

               (3) Each such Lien shall attach only to the property so acquired and fixed improvements thereon; and

               (4) The obligation secured by such Lien is permitted by the provisions of Section 5.02(b) and the related expenditure is permitted by the provisions of Section 5.03(a).

     (b) Debt. Create, incur, assume, or suffer to exist, any Debt, except:

          (i) Debt of the Borrower under this Agreement or the Notes or any other Debt owing from the Borrower or a Guarantor to the Agent as a lender;

          (ii) Debt described in Schedule 5.02(b), provided that no such Debt shall be renewed, extended or refinanced;

          (iii) Subordinated Debt;

          (iv) Accounts payable to trade creditors for goods or services and current operating liabilities (other than for borrowed money), in each case incurred in the ordinary course of business and paid within the specified time, unless contested in good faith and by appropriate proceedings;

          (v) Debt incurred in connection with Permitted Acquisitions, provided such Debt (1) does not cause the Borrower to violate (on a pro-forma basis, after giving effect to such Permitted Acquisition) any covenant in Section 5.03,
(2) result in the Term Loan or the subject Permitted Acquisition becoming a Highly Leveraged Transaction or (3) otherwise result in a Default or Event of Default;

          (vi) Subordinated Debt between the Borrower and a Guarantor or between Guarantors; and

          (vii) Debt of the Borrower or any Guarantor secured by purchase money Liens permitted by Section 5.02(a)(ix) or otherwise to finance Capital Expenditures permitted by Section 5.03(c).

     (c) Merger. Merge into, or consolidate with or into, or have merged into it, any Person; and, for the purpose of this subsection (d), the acquisition or sale by the Borrower or any Guarantor by lease, purchase or otherwise, of all, or substantially all, of the common stock or the assets of any Person or of it shall be deemed a merger of such Person with the Borrower or any Guarantor, except for (i) the Acquisition, (ii) Permitted Acquisitions, (iii) mergers or consolidations of the Borrower and any Guarantor, provided the Borrower is the surviving entity and (iv) mergers or consolidations among the Credit Parties other than the Borrower.

     (d) Sale of Assets, Etc. Sell, assign, transfer, lease or otherwise dispose of any assets (including a saleleaseback transaction) with or without recourse, except for (i) inventory disposed of in the ordinary course of business, (ii) the sale or other disposition of assets no longer used or useful in the conduct of its business, and (iii) the sale of such assets which result in a Prepayment Event.

     (e) Investments, Etc. Make any Investment other than Permitted Investments.

     (f) Transactions With Affiliates. Except for those transactions disclosed on the audited consolidated financial statements for Coolbrands and its Consolidated Subsidiaries for the fiscal year ended August 31, 1999 and except for transactions in the ordinary course of business and pursuant to the reasonable requirements of the Borrower's, a Guarantor's or a Subsidiary's business and upon fair and reasonable terms no less favorable to the Borrower, or the Guarantor or the Subsidiary than would be obtained in a comparable arm's length transaction with a Person not an Affiliate, enter into any transaction, including, without limitation, the purchase, sale, or exchange of property or the rendering of any service, with any Affiliate.

     (g) Prepayment of Outstanding Debt. Pay, in whole or in part, any outstanding Debt having a maturity of one year or more (other than Debt owing to the Agent) of the Borrower or any Guarantor, which by its terms is not then due and payable.

     (h) Guarantees. Guaranty, or in any other way become directly or contingently obligated for any Debt of any other Person (including any agreements relating to working capital maintenance, take or pay contracts or similar arrangements) other than (i) the endorsement of negotiable instruments for deposit in the ordinary course of business; (ii) guarantees existing on the date hereof and set forth in Schedule 5.02(i) annexed hereto; (iii) guarantees by the Borrower of Debt of a Guarantor if such Debt is permitted by Section 5.02(b); (iv) guarantees given in favor of the Agent.

     (i) Change of Business. Materially alter the nature of its business.

     (j) Fiscal Year. Change the ending date of its fiscal year from August 31.

     (k) Accounting Policies. Change any accounting policies, except as permitted by GAAP.

     (l) Dividends, Etc. Declare or pay any dividends, purchase, redeem, retire or otherwise acquire for value any of its capital stock now or hereafter outstanding, or make any distribution of assets to its stockholders as such, whether in cash, assets, or in obligations of the Borrower or any Guarantor; or allocate or otherwise set apart any sum for the payment of any dividend or distribution on, or for the purchase, redemption or retirement of any shares of its capital stock, provided that any Subsidiary may pay dividends to its parent corporation as long as such parent corporation is the Borrower or a Guarantor.

     (m) Change in Ownership/Management. (i) Fail at any time to have the Smith Group and the Serruya Group own, in the aggregate, shares of stock enabling the owners thereof to cast at least forty (40%) percent of the votes for the election of directors of Coolbrands.

          (ii) Fail to have a majority of the members of the board of directors of Coolbrands be the nominees of either the Smith Group or the Serruya Group.

     (n) Hazardous Material. Cause any property owned or occupied by the Borrower, any Guarantor or any Subsidiary to be used to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce or process Hazardous Materials, except in compliance with all applicable federal, state and local laws or regulations; nor cause or permit, as a result of any intentional or unintentional act or omission on the part of the Borrower, any Guarantor or any Subsidiary or any tenant or subtenant, a release of Hazardous Materials onto any property owned or occupied by the Borrower, any Guarantor or any Subsidiary or onto any other property; nor fail to comply with all applicable federal, state and local laws, ordinances, rules and regulations, whenever and by whomever triggered; nor fail to obtain and comply with, any and all approvals, registrations or permits required thereunder. The Borrower and the Guarantors shall execute any documentation required by the Agent in connection with the representations, warranties and covenants contained in this paragraph and
Section 4.01 of this Agreement.

     SECTION 5.03. Financial Requirements. So long as any amount shall remain outstanding under the Term Loan Notes:

     (a) Consolidated Capital Expenditures. Coolbrands and its Consolidated Subsidiaries will not make Consolidated Capital Expenditures in excess of $3,000,000.00 in the aggregate during any fiscal year.

     (b) Funded Debt to EBITDA Ratio. Coolbrands and its Consolidated Subsidiaries will maintain at all times a Funded Debt to EBITDA Ratio of not greater than 4.00 to 1.00.

     (c) Interest Coverage Ratio. Coolbrands and its Consolidated Subsidiaries will at all times maintain an Interest Coverage Ratio of not less than 3.00 to 1.00.

     (d) Senior Funded Debt to EBITDA Ratio. Coolbrands and its Consolidated Subsidiaries will maintain at all times a Senior Funded Debt to EBITDA Ratio of not greater than 3.00 to 1.00.

     (e) Debt Service Coverage Ratio). Coolbrands and its Consolidated Subsidiaries will maintain at all times a Debt Service Coverage Ratio of not less than (i) 1.25 to 1.00.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE VI

                                EVENTS OF DEFAULT

     SECTION 6.01. Events of Default. If any of the following events ("Events of Default") shall occur and be continuing:

          (a) The Borrower shall fail to pay (i) any installment of principal of, or interest on, any Term Loan Note when due, or (ii) any fees or other amounts owed in connection with this Agreement within five (5) days of the date when due; or

          (b) Any representation or warranty made by the Borrower or any Guarantor herein or in the Loan Documents or which is contained in any certificate, document, opinion, or financial or other statement furnished at any time under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made; or

          (c) The Borrower or any Guarantor shall fail to perform (i) any term, covenant or agreement contained in Section 5.01 of this Agreement within fifteen
(15) days after notice of such failure has been given to the Borrower by the Agent or (ii) any other term, covenant, or agreement contained in this Agreement in any other Loan Document (other than the Notes); or

          (d) The Borrower, any Guarantor, or any Subsidiary shall fail to pay
(i) any other Debt owing to the Agent or any Lender or (ii) one or more other Debts in excess of $100,000.00 in principal amount in the aggregate (excluding Debt evidenced by the Notes) of the Borrower, any Guarantor or any Subsidiary (as the case may be), or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other default under any agreement or instrument relating to any such Debt, or any other event shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Debt; or any such Debt shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or

          (e) The Borrower, any Guarantor or any Subsidiary shall generally not pay its Debts as such Debts become due, or shall admit in writing its inability to pay its Debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Borrower, any Guarantor or any Subsidiary seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its Debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for any substantial part of its property and if instituted against the Borrower, any Guarantor or any Subsidiary shall remain undismissed for a period of 90 days; or the Borrower, any Guarantor or any Subsidiary shall take any action to authorize any of the actions set forth above in this subsection (e); or

          (f) Any judgment or order or combination of judgments or orders for the payment of money, in excess of $500,000.00 in the aggregate, which sum shall not be subject to full, complete and effective insurance coverage, shall be rendered against the Borrower, any Guarantor or any Subsidiary and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

          (g) Any Guarantor shall fail to perform or observe any term or provision of its Guaranty or any representation or warranty made by any Guarantor in connection with such Guarantor's Guaranty shall prove to have been incorrect in any material respect when made; or

          (h) Any of the following events occur or exist with respect to the Borrower, any Guarantor, any Subsidiary, or any ERISA Affiliate: (i) any Prohibited Transaction involving any Plan; (ii) any Reportable Event with respect to any Plan; (iii) the filing under Section 4041 of ERISA of a notice of intent to terminate any Plan or the termination of any Plan; (iv) any event or circumstance that might constitute grounds entitling the PBGC to institute proceedings under Section 4042 of ERISA for the termination of, or for the appointment of a trustee to administer, any Plan, or the institution of the PBGC of any such proceedings; (v) complete or partial withdrawal under Section 4201 or 4204 of ERISA from a Multiemployer Plan or the reorganization insolvency, or termination of any Multiemployer Plan; and in each case above, such event or condition, together with all other events or conditions, if any, could in the opinion of the Bank subject the Borrower, any Guarantor, any Subsidiary or any ERISA Affiliate to any tax, penalty, or other liability to a Plan, a Multiemployer Plan, the PBGC, or otherwise (or any combination thereof) which in the aggregate exceeds or may exceed $500,000.00.

          (i) This Agreement or any other Loan Document, at any time after its execution and delivery and for any reason, ceases to be in full force and effect or shall be declared to be null and void, or the validity or enforceability of any document or instrument delivered pursuant to this Agreement shall be contested by the Borrower, any Guarantor or any party to such document or instrument or the Borrower, any Guarantor or any party to such document or instrument shall deny that it has any or further liability or obligation under any such document or instrument; or

          (j) An event of default specified in any Loan Document other than this Agreement shall have occurred and be continuing.

     SECTION 6.02. Remedies on Default. Upon the occurrence and continuance of an Event of Default the Agent may, and upon demand by the Required Lenders shall, by notice to the Borrower, (i) declare the Term Loan Notes, all interest thereon and all other amounts payable under this Agreement to be forthwith due and payable, whereupon the Term Loan Notes, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower and (ii) proceed to enforce its rights whether by suit in equity or by action at law, whether for specific performance of any covenant or agreement contained in this Agreement or any other Loan Document, or in aid of the exercise of any power granted in either this Agreement or any other Loan Document or proceed to obtain judgment or any other relief whatsoever appropriate to the enforcement of its rights, or proceed to enforce any other legal or equitable right which the Agent may have by reason of the occurrence of any Event of Default hereunder or under any Loan Document, provided, however, upon the occurrence of an Event of Default referred to in Section 6.01(e), the Term Loan Notes, all interest thereon and all other amounts payable under this Agreement shall be immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower. Any amounts collected pursuant to action taken under this
Section 6.02 shall be applied to the payment of, first, any costs incurred by the Agent in taking such action, including but without limitation attorneys fees and expenses, second, to payment of the accrued interest on the Term Loan Notes and third, to payment of the unpaid principal of the Term Loan Notes.

     SECTION 6.03. Remedies Cumulative. No remedy conferred upon or reserved to the Agent hereunder or in any Loan Document is intended to be exclusive of any other available remedy, but each and every such remedy shall be cumulative and in addition to every other remedy given under this Agreement or any Loan Document or now or hereafter existing at law or in equity. No delay or omission to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right and power may be exercised from time to time and as often as may be deemed expedient. In order to entitle the Agent to exercise any remedy reserved to it in this Article VI, it shall not be necessary to give any notice, other than such notice as may be herein expressly required in this Agreement or in any Loan Document.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                   ARTICLE VII

                 THE AGENT; RELATIONS AMONG LENDERS AND BORROWER

     SECTION 7.01. Appointment, Powers and Immunities of Agent. Each Lender hereby irrevocably appoints and authorizes the Agent to act as its agent hereunder and under any other Loan Document with such powers as are specifically delegated to the Agent by the terms of this Agreement and any other Loan Document, together with such other powers as are reasonably incidental thereto. The Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and any other Loan Document, and shall not by reason of this Agreement be a trustee or fiduciary for any Lender. The Agent shall not be responsible to the Lenders for any recitals, statements, representations or warranties made by the Borrower or the Guarantors, or any officer or official of the Borrower or Guarantors, or any of them, or any other Person contained in this Agreement or any other Loan Document, or in any certificate or other document or instrument referred to or provided for in, or received by any of them under, this Agreement or any other Loan Document, or for the value, legality, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or any other document or instrument referred to or provided for herein or therein, except as explicitly provided herein, or for the failure by the Borrower, the Guarantors, or any of them to perform any of their or its respective obligations hereunder or thereunder. The Agent may employ agents and attorneys-in-fact and shall not be responsible, except as to money or securities received by it or its authorized agents, for the negligence or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. Except as otherwise explicitly provided herein, neither the Agent nor any of its directors, officers, employees or agents shall be liable or responsible to any Lender for any action taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith, except for its or their own gross negligence or wilful misconduct. The Borrower shall pay any fee agreed to by the Borrower and the Agent with respect to the Agent's services hereunder.

     SECTION 7.02. Reliance by Agent. The Agent shall be entitled to rely upon any certification, notice or other communication (including any thereof by telephone, telex, telegram or cable) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by the Agent with reasonable care. The Agent may deem and treat each Lender as the holder of the Loan made by it for all purposes hereof unless and until a notice of the permitted transfer thereof satisfactory to the Agent and signed by such Lender shall have been furnished to the Agent but the Agent shall not be required to deal with any Person who has acquired a participation in any Loan from a Lender. As to any matters not expressly provided for by this Agreement or any other Loan Document, the Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder in accordance with instructions signed by the Required Lenders, and such instructions of the Required Lenders and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and any other holder of all or any portion of any Loan.

     SECTION 7.03. Defaults. The Agent shall not be deemed to have knowledge of the occurrence of a Default or Event of Default (other than the non-payment of principal of or interest on the Loan or the non-payment of fees due hereunder) unless the Agent has actual knowledge of such Default or Event of Default or has received notice from a Lender or the Borrower specifying such Default or Event of Default and stating that such notice is a "Notice of Default." In the event that the Agent receives such a notice of, or otherwise has actual knowledge of the occurrence of, a Default or Event of Default, the Agent shall give prompt notice thereof to the Lenders (and shall give each Lender prompt notice of each such non-payment). The Agent shall (subject to Section 7.08 and Section 8.01 hereof) take such action with respect to such Default or Event of Default which is continuing as shall be directed by the Required Lenders; provided that, unless and until the Agent shall have received such directions, the Agent may take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interest of the Lenders; and provided further that the Agent shall not be required to take any such action which it determines to be contrary to law.

     SECTION 7.04. Rights of Agent as a Lender. With respect to the Loan made by it, any Person which is the Agent in its capacity as a Lender hereunder shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not acting as the Agent, and the term "Lender" or "Lenders" shall, unless the context otherwise indicates, include any Person which is the Agent in its capacity as a Lender. The Agent or any Lender and their respective Affiliates may (without having to account therefor to any other Lender except as otherwise expressly provided in this Agreement) accept deposits from, lend money to (on a secured or unsecured basis), and generally engage in any kind of banking, trust or other business with, the Borrower, the Guarantors or any of them (and any of their Affiliates); provided that no payment or lien priority (other than purchase money liens on equipment being financed by such Lender) shall be given to the Agent or to any Lender for any other transaction without the express written approval of all of the other Lenders. In the case of Chase, it may do so as if it were not acting as the Agent, and the Agent may accept fees and other consideration from the Borrower, the Guarantors or any of them for services in connection with this Agreement or otherwise without having to account for the same to the Lenders. Although the Agent or a Lender or any of their respective Affiliates may in the course of such relationships and relationships with other Persons acquire information about the Borrower, the Guarantors, their Affiliates and such other Persons, neither the Agent nor such Lender shall have any duty to the other Lenders or the Agent to disclose such information to the other Lenders or the Agent except as otherwise provided herein with respect to the occurrence of an Event of Default.

     SECTION 7.05. Indemnification of Agent. The Lenders agree to indemnify the Agent and its directors, officers, employees, agents and Affiliates (the "Indemnitees") (to the extent not reimbursed under Section 8.04 hereof or under the applicable provisions of any other Loan Document, but without limiting the obligations of the Borrower and Guarantors under Section 8.04 hereof or such provisions), ratably in accordance with their Pro Rata Shares (without giving effect to any participation in all or any portion of the Term Loan by them to any other Person), for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Indemnitees in any way relating to or arising out of this Agreement, any other Loan Document or any other documents contemplated by or referred to herein or the transactions contemplated hereby or thereby (including, without limitation, the costs and expenses which the Borrower and Guarantors are obligated to pay under Section 8.04 hereof or under the applicable provisions of any other Loan Document but excluding, unless a Default or Event of Default has occurred, normal administrative costs and expenses incidental to the performance of its agency duties hereunder) or the enforcement of any of the terms hereof or thereof or of any such other documents or instruments; provided that no Lender shall be liable for any of the foregoing to the extent they arise from the gross negligence or wilful misconduct of an Indemnitee.

     SECTION 7.06. Documents. It is the responsibility of the Borrower to forward to each Lender, on or before the due dates set forth herein, a copy of each report, notice (other than notices of borrowings and payments) or other document required by this Agreement or any other Loan Document to be delivered to the Agent.

The Agent is not responsible for forwarding such information to the Lenders.

     SECTION 7.07. Non-Reliance on Agent and Other Lenders. Each Lender agrees that it has, independently and without reliance on the Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis of the Borrower, the Guarantors and their Subsidiaries and its decision to enter into this Agreement and that it will, independently and without reliance upon the Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement or any other Loan Document. The Agent shall not be required to keep itself informed as to the performance or observance by the Borrower or Guarantors of this Agreement or any other Loan Document or any other document referred to or provided for herein or therein or to inspect the properties or books of the Borrower, the Guarantors or any Subsidiary. Except for notices, reports and other documents and information expressly required to be furnished to the Lenders by the Agent hereunder, the Agent shall not have any duty or responsibility to any other Lender to provide any Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower, the Guarantors or any Subsidiary (or any of their Affiliates) which may come into the possession of the Agent or of its Affiliates. The Agent shall not be required to file this Agreement, any other Loan Document or any document or instrument referred to herein or therein, or record or give notice of this Agreement, any other Loan Document or any document or instrument referred to herein or therein, to any Person.

     SECTION 7.08. Failure of Agent to Act. Except for action expressly required of the Agent hereunder, the Agent shall in all cases be fully justified in failing or refusing to act hereunder unless it shall have received further assurances (which may include cash collateral) of the indemnification obligations of the Lenders under Section 7.05 hereof in respect of any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

     SECTION 7.09. Resignation of Agent. Subject to the appointment and acceptance of a successor Agent as provided below, the Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Required Lenders shall have the right to appoint a successor Agent. If no successor Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent's giving of notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent, which shall be a Lender which has an office in New York, New York. The Required Lenders or the retiring Agent, as the case may be, shall upon the appointment of a Successor Agent promptly so notify the Borrower, the Guarantors and the other Lenders. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall be discharged from its duties and obligations hereunder. After any retiring Agent's resignation as Agent, the provisions of this Article 7 and
Section 8.04 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent.

     SECTION 7.10. Amendments Concerning Agency Function. The Agent shall not be bound by any waiver, amendment, supplement or modification of this Agreement or any other Loan Document which affects its rights or duties hereunder or thereunder unless it shall have given its prior written consent thereto.

     SECTION 7.11. Liability of Agent. The Agent shall not have any liabilities or responsibilities to the Borrower, the Guarantors or any of them on account of the failure of any Lender to perform its obligations hereunder or to any Lender on account of the failure of the Borrower, the Guarantors or any of them to perform their or its obligations hereunder or under any other Loan Document. Nothing herein shall be read to relieve any obligation that the Agent may have to the Borrower as a Lender hereunder.

     SECTION 7.12. Transfer of Agency Function. Without the consent of the Borrower, the Guarantors or any Lender, the Agent may at any time or from time to time transfer its functions as Agent hereunder to any of its offices located in the New York metropolitan area, provided that the Agent shall promptly notify the Borrower, the Guarantors and the Lenders thereof.

     SECTION 7.13. Withholding Taxes. Each Lender represents that it is entitled to receive any payments to be made to it hereunder without the withholding of any tax and will furnish to the Agent such forms, certifications, statements and other documents as the Agent may request from time to time to evidence such Lender's exemption from the withholding of any tax imposed by any jurisdiction or to enable the Agent to comply with any applicable laws or regulations relating thereto. Without limiting the effect of the foregoing, if any Lender is not created or organized under the laws of the United States of America or any state thereof, in the event that the payment of interest by the Borrower is treated for U.S. income tax purposes as derived in whole or in part from sources from within the United States, such Lender will furnish to the Agent Form 4224 or Form 1001 of the Internal Revenue Service, or such other forms, certifications, statements or documents, duly executed and completed by such Lender as evidence of such Lender's exemption from the withholding of United States tax with respect thereto. The Agent shall not be obligated to make any payments hereunder to such Lender in respect of any Loan until such Lender shall have furnished to the Agent the requested form, certification, statement or document.

     SECTION 7.14. Several Obligations and Rights of Lenders. The failure of any Lender to make any Loan to be made by it on the date specified therefor shall not relieve any other Lender of its obligation to make its Loan on such date, but no Lender shall be responsible for the failure of any other Lender to make a Loan to be made by such other Lender.

     SECTION 7.15. Pro Rata Treatment of Loans, Etc. Except to the extent otherwise provided, each prepayment and payment of principal of or interest on Loans of a particular type and a particular Interest Period, if any, shall be made to the Agent for the account of the Lenders holding Loans of such type and Interest Period, if any, pro rata in accordance with the respective unpaid principal amounts for such Loans of such Interest Period held by such Lenders.

     SECTION 7.16. Sharing of Payments Among Lenders. If a Lender shall obtain payment of any principal of or interest on any Loans any fee due hereunder, made by it through the exercise of any right of setoff, banker's lien, counterclaim, or any other means, it shall share such payment with the other Lenders and the amount of such payment shall be applied to reduce the Loans of all the Lenders pro rata in accordance with the unpaid principal on the Loans held by each of them, and make such other adjustments from time to time as shall be equitable to the end that all the Lenders shall share the benefit of such payment (net of any expenses which may be incurred by such Lender in obtaining or preserving such benefit) pro rata in accordance with the unpaid principal and interest on the Loans held by each of them. To such end the Lenders shall make appropriate adjustments among themselves if such payment is rescinded or must otherwise be restored. The Borrower agrees that any Lender so purchasing a participation (or direct interest) in the Loans made by the other Lenders may exercise all rights of set off, banker's lien, counterclaim or similar rights with respect to such participation (or direct interest). Nothing contained herein shall require any Lender to exercise any such right or shall affect the right of any Lender to exercise, and retain the benefits of exercising, any such right with respect to any other indebtedness of the Borrower. Notwithstanding the foregoing or any other provision of this Agreement, no right or remedy of any Lender relating to any assets of the Borrowers (including real property, improvements or fixtures) not covered by this Agreement or the other Loan Documents shall in any way be affected by this Agreement or otherwise with respect to any other indebtedness of the Borrower to any of the Lenders.

     SECTION 7.17. Non-receipt of Funds by Agent; Payments to Lenders. (a) Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Lenders hereunder that the Borrower will not make such payment in full, the Agent may assume that the Borrower has made such payment in full to the Agent on such date and the Agent in its sole discretion may, but shall not be obligated to, in reliance upon such assumption, cause to be distributed to each Lender on such due date an amount equal to the amount then due such Lender. If and to the extent that the Borrower shall not have so made such payment in full to the Agent, such Lender agrees to repay to the Agent on demand such amount and if for any reason the Agent does not receive such amount from such Lender on the day of such demand, if such demand is made before 2:00 p.m. on such day, or on the next Business Day if demand is made after 2:00 p.m. on such day, such Lender shall repay to the Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Agent, at the customary rate set by the Agent for the correction of errors among lenders for three (3) Business Days and thereafter at the Prime Rate.

     (b) If the Agent shall fail to pay any amounts owing by the Agent to a Lender as promptly as may be required by this Agreement, the Agent shall pay to such Lender, on its demand, interest on such delinquent amount at the customary rate set by the Agent for the correction of errors among lenders for three (3) Business Days and thereafter at the Prime Rate.

     SECTION 7.18 Borrower Cooperation with Agent. (a) The Agent and Chase as a Lender, reserve the right, at any time after the date of this Agreement, to transfer all or any part of its Pro Rate Share of the Term Loan to one or more other Lenders. The Agent may commence syndication efforts at any time after the execution of this Agreement, and the Borrower and the Guarantors agree to actively assist the Agent in completing a timely and orderly syndication satisfactory to it. Such assistance shall include (i) direct contact during the syndication between senior management and advisors of the Borrower and the Guarantors, on the one hand, and the proposed Lenders, on the other hand, (ii) assistance in the preparation of a confidential information memorandum and other marketing materials to be used in connection with the syndication, and (iii) the hosting, with the Agent, of one or more meetings of prospective Lenders.

     (b) It is understood and agreed that the Agent will, in consultation with the Borrower and the Guarantors, manage all aspects of the syndication, including selection of Lenders and determination of when the Agent will approach potential Lenders, any naming rights, the final allocations of the Term Loan among the Lenders and the amount and distribution of fees among the Lenders. To assist the Agent in its syndication efforts, the Borrower and the Guarantors agree to promptly prepare and provide to the Agent and the Lenders all such information with respect to the Borrower, the Guarantors and any of their subsidiaries, including financial information and projections (the "Projections"), as they may reasonably request in connection with the arrangement and syndication. The Borrower and the Guarantors hereby represent and covenant that (i) all information other than the Projections (the "Information") that has been or will be made available to any Lender or the Agent by the Borrower, any of the Guarantors or any of their authorized representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (ii) the Projections made available to any Lender or the Agent by the Borrower, any of the Guarantors or any of their authorized representatives have been or will be prepared in good faith based upon reasonable assumptions. The Borrower and the Guarantors agree to supplement the Information and the Projections so that upon the transfer of any part of the Term Loan, the representations in the preceding sentence remain correct. The Borrower and the Guarantors understand that in arranging the syndication, the Lenders and the Agent will be using and relying primarily on the Information and the Projections without independent verification thereof.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

                                  ARTICLE VIII

                                  MISCELLANEOUS

     SECTION 8.01. Amendments, Etc. Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended or modified only by an instrument in writing signed by the Borrower, the Guarantors, the Agent and the Required Lenders, and any provision of this Agreement may be waived by the Borrower (if such provision requires performance by the Agent or the Lenders) or by the Agent acting with the consent of the Required Lenders (if such provision requires performance by the Borrower); provided that no amendment, modification or waiver shall, unless by an instrument signed by all of the Lenders or by the Agent acting with the consent of all of the Lenders:
(a) increase or extend the term of the Term Loan, (b) extend the date fixed for the payment of principal of or interest on the Term Loan, (c) reduce the amount of any payment of principal thereof or the rate at which interest is payable thereon or any fee payable hereunder, (d) alter the terms of this Section 8.01,
(e) amend the definition of the term "Required Lenders", (f) change the fees payable to any Lender except as otherwise provided herein, (g) permit the Borrower to transfer or assign any of its obligations hereunder or under the other Loan Documents, (h) amend the provisions of Article 7 hereof, (i) give any payment priority to any Person (including any of the Lenders) over amounts due in connection with the Term Loan, (j) release any Guarantors or Collateral or
(k) amend any provision of this Agreement or any other Loan Document which requires the action of all Lenders. No failure on the part of the Agent or any Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof or preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     SECTION 8.02. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telegraphic communication) and mailed, telegraphed, sent by facsimile or delivered, if to the Borrower or any Guarantor, at the address of the Borrower set forth at the beginning of this Agreement to the attention of Gary P. Stevens, President and Chief Financial Officer, with a copy to (i) Richard Smith, P.O. Box 43, Southampton, New York 11969 and (ii) Benjamin Raphan, Esq., Blank, Rome, Tenzer, Greenblatt, LLP, 405 Lexington Avenue, New York, New York 10174 and if to the Agent, at the address of the Agent set forth at the beginning of this Agreement to the attention of Coolbrands International Inc. Relationship Manager, or, as to each party, at such other address as shall be designated by such party in a written notice complying as to delivery with the terms of this Section 7.02 to the other parties. All such notices and communications shall be effective when mailed, telegraphed or delivered, except that notices shall not be effective until received.

     SECTION 8.03. No Waiver, Remedies. No failure on the part of the Agent to exercise, and no delay in exercising, any right, power or remedy under any Loan Document, shall operate as a waiver thereof; nor shall any single or partial exercise of any right under any Loan Document preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in the Loan Documents are cumulative and not exclusive of any remedies provided by law.

     SECTION 8.04. Costs, Expenses and Taxes. The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, execution, delivery and administration of this Agreement, the Term Loan Notes and any other Loan Documents, including, without limitation, the fees and expenses of counsel for the Agent with respect thereto and with respect to advising the Bank as to its rights and responsibilities under this Agreement, and all costs and expenses, if any (including counsel fees and expenses), in connection with the enforcement of this Agreement, the Term Loan Notes and any other Loan Documents. The Borrower shall at all times protect, indemnify, defend and save harmless the Agent from and against any and all claims, actions, suits and other legal proceedings, and liabilities, obligations, losses, damages, penalties, judgments, costs, expenses or disbursements which the Agent may, at any time, sustain or incur by reason of or in consequence of or arising out of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The Borrower acknowledges that it is the intention of the parties hereto that this Agreement shall be construed and applied to protect and indemnify the Agent against any and all risks involved in the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, all of which risks are hereby assumed by the Borrower, including, without limitation, any and all risks of the acts or omissions, whether rightful or wrongful, of any present or future de jure or de facto government or governmental authority, provided that the Borrower shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct. The Agent agrees to use its best efforts to notify the Borrower before it incurs any expenses which are reimbursable by the Borrower under this Section 8.04 if such expenses equal or exceed $5,000.00, but any failure of the Agent to so notify the Borrower will not relieve the Borrower of its obligations hereunder. The provisions of this Section 8.04 shall survive the payment of the Notes and the termination of this Agreement.

     SECTION 8.05. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender, or any Affiliate of such Lender to or for the credit or the account of the Borrower or the Guarantors against any and all of the obligations of the Borrower or the Guarantors now or hereafter existing under this Agreement and the Term Loan Notes, irrespective of whether or not the Agent shall have made any demand under this Agreement or the Term Loan Notes and although such obligations may be unmatured. The rights of the Agent and the Lenders under this Section are in addition to all other rights and remedies (including, without limitation, other rights of set-off) which they may have.

     SECTION 8.06. Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower, the Guarantors, the Agent and the Lenders.

     SECTION 8.07. Successors and Assigns. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the Agent and all Lenders.

     (b) Any Lender may at any time grant to one or more lenders or other institutions (each a "Participant") participating interests in its Pro Rata Share of the Term Loan. In the event of any such grant by a Lender of a participating interest to a Participant, whether or not upon notice to the Borrower or the Agent, such Lender shall remain responsible for the performance of its obligations hereunder, and the Borrower and the Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which any Lender may grant such a participating interest shall provide that such Lender shall retain the sole right and responsibility to enforce the obligations of the Borrower hereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement. The Borrower agrees that each Participant shall, to the extent provided in its participation agreement, be entitled to the benefits of this Article VIII hereof with respect to its participating interest. An assignment or other transfer which is not permitted by subsection (c) or (d) below shall be given effect for purposes of this Agreement only to the extent of a participating interest granted in accordance with this subsection (b).

     (c) (i) Any Lender may at any time, with the express written consent of the Agent, assign to one or more lenders or other institutions (each an "Assignee") all, but not a part of its Pro Rata Share of the Term Loan, and of its rights and obligations under this Agreement and its Note, and such Assignee shall assume such rights and obligations, pursuant to an Assignment and Assumption Agreement in substantially the form of Exhibit B hereto executed by such Assignee and such transferor Lender, with the subscribed consent of the Agent, and with, so long as no Default or Event of Default has occurred and is continuing, (and subject to) the subscribed consent of the Borrower, which shall not be unreasonably withheld. Upon execution and delivery of such instrument and payment by such Assignee to such transferor Lender of an amount equal to the purchase price agreed between such transferor Lender and such Assignee, such Assignee shall be a Lender party to this Agreement and shall have all the rights and obligations of a Lender hereunder, and the transferor Lender shall be released from its obligations hereunder to a corresponding extent, and no further consent or action by any party shall be required.

          (ii) Upon the consummation of any assignment pursuant to this subsection (c), the transferor Lender, the Agent and the Borrower shall make appropriate arrangements so that a new Note is issued to the Assignee. In connection with any such assignment, the transferor Lender shall pay to the Agent an administrative fee for processing such assignment in the amount of $3,500.00. If an Assignee is not incorporated under the laws of the United States of America or a state thereof, it shall deliver to the Borrower and the Agent certification as to exemption from deduction or withholding of any United States federal income taxes in accordance with Section 7.13 hereof.

     (d) Any Lender may at any time assign all or any portion of its rights under this Agreement and its Notes to a Federal Reserve Bank. No such assignment shall release the transferor Lender from its obligations hereunder.

     SECTION 8.08. Further Assurances. The Borrower and each Guarantor agree at any time and from time to time at its expense, upon request of the Agent or its counsel, to promptly execute, deliver, or obtain or cause to be executed, delivered or obtained any and all further instruments and documents and to take or cause to be taken all such other action the Agent may deem desirable in obtaining the full benefits of, this Agreement or any other Loan Document.

     SECTION 8.09. Section Headings, Severability, Entire Agreement. Section and subsection headings have been inserted herein for convenience only and shall not be construed as part of this Agreement. Every provision of this Agreement and each Loan Document is intended to be severable; if any term or provision of this Agreement, any Loan Document, or any other document delivered in connection herewith shall be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions hereof or thereof shall not in any way be affected or impaired thereby. All exhibits and schedules to this Agreement shall be annexed hereto and shall be deemed to be part of this Agreement. This Agreement and the exhibits and schedules attached hereto embody the entire Agreement and understanding among the Borrower, the Guarantors, the Agent and the Lender and supersede all prior agreements and understandings relating to the subject matter hereof.

     SECTION 8.10. Governing Law. This Agreement, the Term Loan Notes and all other Loan Documents shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

     SECTION 8.11. WAIVER OF JURY TRIAL. THE BORROWER, EACH GUARANTOR, THE AGENT AND THE LENDERS WAIVE ALL RIGHTS TO TRIAL BY JURY ON ANY CAUSE OF ACTION DIRECTLY OR INDIRECTLY INVOLVING THE TERMS, COVENANTS OR CONDITIONS OF THIS AGREEMENT OR ANY LOAN DOCUMENT.

     SECTION 8.12. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                        INTEGRATED BRANDS INC.


                                        By /s/ Gary P. Stevens
                                           -------------------------------------
                                           Name: Gary P. Stevens
                                           Title: President


                                        COOLBRANDS INTERNATIONAL INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        KAYLA FOODS INT'L (BARBADOS) INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S, INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S ICE CREAM COMPANY


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        EP ACQUISITION CORP.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        YOGEN FRUZ ACQUISITIONS INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                        INTEGRATED BRANDS INC.


                                        By
                                           -------------------------------------
                                           Name: Gary P. Stevens
                                           Title: President


                                        COOLBRANDS INTERNATIONAL INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        KAYLA FOODS INT'L (BARBADOS) INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        SWENSEN'S ICE CREAM COMPANY


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        EP ACQUISITION CORP.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        YOGEN FRUZ ACQUISITIONS INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President

                                        BRESLER'S INDUSTRIES, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        NORTHERN LIGHTS FROZEN DESSERTS, INC.


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        GOLDEN SWIRL MANAGEMENT COMPANY


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        I CAN'T BELIEVE ITS YOGURT, LTD.
                                        By Kayla Foods, Inc.
                                           General Partner


                                        By /s/ David J. Stein
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        THE CHASE MANHATTAN BANK, AS AGENT


                                        By
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President


                                        THE CHASE MANHATTAN BANK, AS LENDER


                                        By
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President

                                        BRESLER'S INDUSTRIES, INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        NORTHERN LIGHTS FROZEN DESSERTS, INC.


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        GOLDEN SWIRL MANAGEMENT COMPANY


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        I CAN'T BELIEVE ITS YOGURT, LTD.
                                        By Kayla Foods, Inc.
                                           General Partner


                                        By
                                           -------------------------------------
                                           Name: David J. Stein
                                           Title: President


                                        THE CHASE MANHATTAN BANK, AS AGENT


                                        By /s/ Malachy J. Mulligan
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President


                                        THE CHASE MANHATTAN BANK, AS LENDER


                                        By /s/ Malachy J. Mulligan
                                           -------------------------------------
                                           Name: Malachy J. Mulligan
                                           Title: Vice President

                                    EXHIBIT A

                                 TERM LOAN NOTE

                                                           Garden City, New York
$_____________                                             ____________, 2000

     FOR VALUE RECEIVED, INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veteran's Memorial Highway, Ronkonkoma, New York 11779 (the "Borrower") promises to pay to the order of THE CHASE MANHATTAN BANK ("Lender") at the office of The Chase Manhattan Bank, as Agent, located at 4 MetroTech Center, Brooklyn, New York 11245, the principal amount of __________ MILLION ($_____________) DOLLARS, or, if less, the unpaid principal amount of the Term Loan (as defined in the Agreement, as defined below) made by the Lender to the Borrower pursuant to the Agreement.

     The principal balance of this Note shall be payable in sixty (60) monthly principal installments, due on the first Business Day of each month, commencing on December 1, 2000, the first fifty nine (59) of such installments being in the principal amount of $__________ and the sixtieth (60th) such installment being in the remaining principal amount of this Note.

     Borrower shall pay interest on the unpaid principal balance of this Note from time to time outstanding, at said office at the rates of interest, at the times and for the periods set forth in the Agreement.

     All payments including prepayments on this Note shall be made in lawful money of the United States of America in immediately available funds. Except as otherwise provided in the Agreement, if a payment becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day, and interest shall be payable thereon at the rate herein specified during such extension.

     This Note is the Term Loan Note referred to in that certain Loan Agreement among Borrower, certain Guarantors, the Agent and the Lenders dated as of September _, 2000 (the "Agreement"), as such Agreement may be further amended from time to time, and is subject to prepayment and its maturity is subject to acceleration upon the terms contained in said Agreement. All capitalized terms used in this Note and not defined herein shall have the meanings given them in the Agreement.

     If any action or proceeding be commenced to collect this Note or enforce any of its provisions, Borrower further agrees to pay all costs and expenses of such action or proceeding and attorneys' fees and expenses and further expressly waives any and every right to interpose any counterclaim (other than mandatory counterclaims) in any such action or proceeding. Borrower hereby submits to the jurisdiction of the Supreme Court of the State of New York and agrees with Agent and Lender that personal jurisdiction over Borrower shall rest with the Supreme Court of the State of New York for purposes of any action on or related to this Note, the liabilities hereunder, or the enforcement of either or all of the same. Borrower hereby waives personal service by manual delivery and agrees that service of process may be made by postpaid certified mail directed to Borrower at Borrower's address designated in the Agreement or at such other address as may be designated in writing by Borrower to the Agent in accordance with Section
8.02 of the Agreement, and that upon mailing of such process such service be effective with the same effect as though personally served. Borrower hereby expressly waives any and every right to a trial by jury in any action on or related to this Note, the liabilities hereunder or the enforcement of either or all of the same.

     Lender may transfer this Note and may deliver the security or any part thereof to the transferee or transferees in accordance with and subject to the provisions of the Agreement, who shall thereupon become vested with all the powers and rights above given to Lender in respect thereto, and Lender shall thereafter be forever relieved and fully discharged from any liability or responsibility in the matter. The failure of any holder of this Note to insist upon strict performance of each and/or all of the terms and conditions hereof shall not be construed or deemed to be a waiver of any such term or condition.

     Borrower authorizes Lender to complete this Note as to any terms not set forth herein at the time of delivery hereof.

     Borrower and all endorsers and guarantors hereof waive presentment and demand for payment, notice of non-payment, protest, and notice of protest.

     This Note shall be construed in accordance with and governed by the laws of the State of New York.

                                        INTEGRATED BRANDS INC.


                                        By
                                           -------------------------------------
                                           Name:
                                           Title:

                                    EXHIBIT B

                       ASSIGNMENT AND ASSUMPTION AGREEMENT

     ASSIGNMENT AND ASSUMPTION AGREEMENT (the "Assignment") dated as of __________________ among ___________________ (the "Assignor"), ________________
(the "Assignee") and THE CHASE MANHATTAN BANK, as Agent (the "Agent").

                                   WITNESSETH

     WHEREAS, this Assignment and Assumption Agreement (the "Assignment") relates to the Loan Agreement dated as of September __, 2000 among Integrated Brands Inc. (the "Borrower"), certain Guarantors, the Assignor as a Bank and the Agent (as amended, the "Agreement"); and

     WHEREAS, as provided under the Agreement, the Assignor has heretofore made a Term Loan to the Borrower; and

     WHEREAS, the Assignor proposes to assign to the Assignee all of the rights of the Assignor under the Agreement in respect of all or a portion of the Term Loan and the Assignee proposes to accept assignment of such rights and assume the corresponding obligations from the Assignor on such terms;

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

     SECTION 1. Definitions. All capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Agreement.

     SECTION 2. Assignment. The Assignor hereby sells and assigns to the Assignee, without recourse, and the Assignee hereby purchases and assumes from the Assignor, a ____% interest in and to all of the Assignor's rights and obligations as a Lender under the Agreement as of the Effective Date (as defined below) including, without limitation, such percentage interest in (i) the Term Loan owing to Assignor outstanding on the Effective Date and (ii) the Term Loan Note held by the Assignor under the Agreement, together with the rights to interest accruing from the Effective Date.

     SECTION 3. Assignor Representations. The Assignor (i) represents and warrants that as of the date hereof, the outstanding balance of its Term Loan, unreduced by any assignments thereof which have not yet become effective, is $___________; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Agreement or any other Loan Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto, other than that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim created by it;
(iii) makes no representation or warranty and assumes no responsibility with respect to the solvency or financial condition of the Borrower or the Guarantors, or the performance or observance by the Borrower or the Guarantors of any of their obligations under the Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto; and (iv) confirms that its Term Loan Note shall be exchanged as of the Effective Date for two Term Loan Notes, each dated the Effective Date, to be delivered to the Assignor and the Assignee, in an aggregate principal amount of $ __________ and $__________, respectively.

     SECTION 4. Assignee Representations. The Assignee (i) represents and warrants that it is legally authorized to enter into this Assignment and Assumption Agreement; (ii) confirms that it has received copies of the Agreement and the other Loan Documents, together with copies of such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption Agreement; (iii) attaches the forms prescribed by the Internal Revenue Service of the United States certifying as to the Assignee's status for purposes of determining exemption from United States withholding taxes with respect to all payments to be made to the Assignee under the Agreement and the Notes or such other documents as are necessary to indicate that all such payments are subject to such rates at a rate reduced by an applicable tax treaty; (iv) agrees that it will, independently and without reliance upon the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Agreement and the other Loan Documents; and (v) agrees that it will perform in accordance with their terms all the obligations which by the terms of the Agreement are required to be performed by it as a Lender.

     SECTION 5. Payments. As consideration for the assignment and sale contemplated in Section 2 hereof, the Assignee shall pay to the Assignor on the date hereof in federal funds an amount equal to the outstanding principal of the portion of the outstanding Term Loan being assigned. Each of the Assignor and the Assignee hereby agrees that if either of them receives any amount under the

Agreement or any other Loan Document which is for the account of the other, it shall receive the same for the account of such other party to the extent of such other party's interest herein and shall promptly pay the same to the Agent on behalf of such other party.

     SECTION 6. Effectiveness. Subject to the remaining provisions of this
Section 6, the effective date for this Assignment and Assumption Agreement shall be ___________, 19__ (the "Effective Date"). Following the execution of this Assignment and Assumption Agreement, it will be delivered by the Assignor to the Agent for acknowledgment and recording by the Agent. The Assignor agrees to pay to the Agent, on or prior to the Effective Date, the $3,500.00 assignment fee required by Section 8.07 of the Agreement. This Assignment and Assumption Agreement shall become effective, as of the Effective Date, upon (i) its execution by the Agent and (ii) if required by Section 8.07 of the Agreement, the consent of the Borrower.

     SECTION 7. Effect of Assignment. On and after the Effective Date, (i) the Assignee shall be a party to the Agreement and the other Loan Documents to which each Lender is a party and, to the extent provided in this Assignment and Assumption Agreement, shall have the rights and obligations of a Lender and (ii) the Assignor shall, to the extent provided in this Assignment and Assumption Agreement, relinquish its rights and be released from its obligations under the Agreement and the other Loan Documents to which it is a party.

     SECTION 8. Payments. From and after the Effective Date, the Agent shall make all payments in respect of the interest assigned hereby (including payments of principal, interest and other amounts) to the Assignee.

     SECTION 9. Governing Law. This Assignment and Assumption Agreement shall be governed by and construed in accordance with the laws of the State of New York.

                (THE BALANCE OF THIS PAGE IS INTENTIONALLY BLANK)

     SECTION 10. Counterparts. This Assignment and Assumption Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

                                        [ASSIGNOR]


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        [ASSIGNEE]


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:


                                        THE CHASE MANHATTAN BANK,
                                        as Agent


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                               CONSENT OF BORROWER

     Integrated Brands Inc., the Borrower under that certain Loan Agreement dated as of September __, 2000 among the Borrower, certain Guarantors and The Chase Manhattan Bank, as Agent and The Chase Manhattan Bank as lending bank, as amended or supplemented from time to time (the "Agreement"), hereby consents to the attached Assignment and Assumption Agreement and the transactions contemplated thereby.

Date:_______________                    INTEGRATED BRANDS INC.


                                        By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                  EXHIBITS 2.09

                         APPLICABLE MARGIN PRICING GRID

------------------------------------------------------------------------
            Funded Debt
          to EBITDA Ratio            LIBOR Applicable   Prime Applicable
           (US Dollars)                   Margin             Margin
------------------------------------------------------------------------
Greater than 3.00 to 1.00                  3.00%              1.00%
------------------------------------------------------------------------
Greater than 2.50 to 1.00 but less         2.75%              0.75%
than or equal to 3.00 to 1.00
------------------------------------------------------------------------
Greater than 2.00 to 1.00 but less         2.50%              0.50%
than or equal to 2.50 to 1.00
------------------------------------------------------------------------
Greater than 1.50 to 1.00 but less         2.25%              0.25
than or equal to 2.00 to 1.00
------------------------------------------------------------------------
Greater than 1.00 to 1.00 but less         2.00%                 0
than or equal to 1.50 to 1.00
------------------------------------------------------------------------
Less than or equal to 1.00 to 1.00         1.75%                 0
------------------------------------------------------------------------

                                  SCHEDULE 1.01

                                 PRO-RATA SHARES

Name of Lender                 Amount       Percentage
--------------             --------------   ----------
The Chase Manhattan Bank   $30,000,000.00      100%

                                SCHEDULE 3.01(s)

                               EXISTING LITIGATION

                                 See Attachment

                                                                SCHEDULE 3.01(S)

                                   LITIGATION

The following is a brief description of any material litigation affecting Borrower and/or the Guarantors.

An action instituted in the Supreme Court of New York, County of Queens, entitled Honeycrest Holdings Inc. v. Integrated Brands, Inc. f/k/a Steve's Homemade Ice Cream, Ltd. Honeycrest Holdings Inc. ("Honeycrest") is the U.K. licensee of Steve's Homemade Ice Cream, Inc. Honeycrest alleges that Borrower breached the License Agreement by attempting to substitute another company in place of Honeycrest. It also alleges that Borrower sold it poor quality ice cream, failed to provide it with recipes and know-how and failed to develop new flavors of frozen dessert products. The complaint seeks compensatory damages of $30 million. Borrower has answered the complaint denying all of the claims against it, and counterclaiming against Honeycrest for unpaid royalties, selling substandard or damaged products, and diluting the value of the Borrower's trademarks. The case is currently in the discovery stage. Based upon the facts known to us as of this date, it is unlikely that this action would have a significant effect upon the Borrower.

On June 12, 2000, Friendly Ice Cream Corporation instituted an action against Borrower and Calip Dairies, Inc. ("Calip") in the United States District Court, for the Eastern District of New York. The action claims infringement of various of Plaintiff's trademark and trade dress rights in product names, packaging and design involving its ice cream roll products, as well as false designation of origin, unfair competition, injury to business reputation, dilution, deceptive acts and practices, and breach of contract. Plaintiff seeks a permanent injunction, damages for infringement and trebling of damages due to willful infringement. Borrower and Calip deny that they have infringed Plaintiff's rights and deny all the operative allegations of Plaintiff's claims. Borrower interpose counterclaims for a declaration of non-infringement of Plaintiff's trademarks and trade dress. The case is in the discovery phase.

                                SCHEDULE 4.01(a)

                                  SUBSIDIARIES

                                 See Attachment

INTEGRATED BRANDS INC. & SUBSIDIARIES

                                                State of     States Currently
    Corporation           Type of Company    Incorporation    Doing Business
-----------------------------------------------------------------------------
Integrated Brands Inc.   Consumer Products         NJ               AL
                                                                    AR
                                                                    AZ
                                                                    CA
                                                                    CO
                                                                    CT
                                                                    DE
                                                                    FL
                                                                    GA
                                                                    IL
                                                                    IN
                                                                    KS
                                                                    KY
                                                                    LA
                                                                    ME
                                                                    MD
                                                                    MA
                                                                    MI
                                                                    MN
                                                                    MS
                                                                    MO
                                                                    NC
                                                                    ND
                                                                    NV
                                                                    NH
                                                                    NJ
                                                                    NM
                                                                    NY
                                                                    OH
                                                                    OK
                                                                    OR
                                                                    PA
                                                                    RI
                                                                    SC
                                                                    TN
                                                                    TX
                                                                    UT
                                                                    VT
                                                                    VA
                                                                    WA
                                                                    DC
YPL Foods Inc.                                     DE            Inactive

Steve's Homemade Ice     Consumer Products         DE               CA
   Cream Corp.                                                      GA
                                                                    IL
                                                                    IN
                                                                    MO
                                                                    NJ
                                                                    NY
                                                                    OH
                                                                    PA
                                                                    TX
JH Acquisition Corp.                               DE            Inactive
Steve's Gourmet Ice                                NY            Inactive
   Cream, Inc.
Steve's Homemade Ice                               FL            Inactive
   Cream of Florida,
   Inc.
Heidi's Frozen Yogurt    Consumer Products         ???
   Inc.
American Glace, Inc.     Consumer Products         NY               MI
                                                                    NY
Swensen's Inc.           Franchising               DE
Swensen's Ice Cream      Franchising               CA               AZ
   Company
                                                                    CA
                                                                    CO
                                                                    CT
                                                                    FL
                                                                    GA
                                                                    IL
                                                                    IN
                                                                    KY
                                                                    LA
                                                                    MD
                                                                    MA
                                                                    MI
                                                                    MN
                                                                    MS
                                                                    NC
                                                                    NV
                                                                    NJ
                                                                    NM
                                                                    NY
                                                                    OH
                                                                    PA
                                                                    SC

                                                                    SD
                                                                    TN
                                                                    TX
                                                                    VT
                                                                    VA
                                                                    WV
                                                                    WI
Swensen's Ice Cream                                              Inactive
   Operating Co. Inc.
Swensen's Real Estate    Franchising               CA
   Corporation
Swensen's of Arizona     Company Stores            AZ               AZ
   Inc.
Swensen's Distributing                             DE            Inactive
Swensen's                                          DE            Inactive
   Manufacturing
Swensen's Operating                                AZ            Inactive
   Company Inc.
Swensen's Ice Cream      Company Stores            NV
   Company of Nevada
Loel of Florida Inc.                               FL            Inactive
Swensen's Ice Cream      Franchising               DE
   Franchise Company
   Inc.
Swensen's of             Company Stores            ???              NV
   Las Vegas, Inc.
Schrafft's of Nevada,    Company Stores            NV               NV
   Inc.

(A)  Maintain Corporate Entity

(B) Allows lease assignment to related entity for Metro Center. Approval of lease assignment is required for Paradise Valley (Jerry Tucci's Pizza & Pasta)

YOGEN FRUZ ACQUISITIONS, INC. & SUBSIDIARIES

                                                State of     States Currently
    Corporation           Type of Company    Incorporation    Doing Business
----------------------   -----------------   -------------   ----------------
Yogen Fruz               Franchising               NV
   Acquisitions, Inc.
Kayla Foods, Inc.        Food Service              TX               TX
I Can't Believe It's     Franchising               TX
   Yogurt, LTD.
Golden Swirl             Company Stores            UT               AZ
   Management Company                                               CA
                                                                    NV
                                                                    NM
                                                                    UT
Golden Swirl Franchise   Franchising               DE
   Company Inc.
Northern Lights Frozen   Food Service              UT               CA
   Desserts, Inc.                                                   UT
Bresler's Industries,    Franchising               IL               AR
   Inc.                                                             CT

                                                                    FL
                                                                    IL
                                                                    IN
                                                                    IA
                                                                    KY
                                                                    MA
                                                                    MI
                                                                    MN
                                                                    MS
                                                                    MO
                                                                    NC
                                                                    NV
                                                                    NH
                                                                    NY
                                                                    OH
                                                                    OK
                                                                    PA
                                                                    SC
                                                                    SD
                                                                    TN
                                                                    TX
                                                                    VA
                                                                    DC
                                                                    WV
                                                                    WI
Bresler Malls, Inc.      Franchising               IL
Larry's Industries,      Franchising               FL               FL
   Inc.
Larry's Leasing, Inc.    Franchising               ???           Inactive
Bresler's Stores of      Franchising               IL            Inactive
   Lake County, Inc.
Winston Malls, Inc.      Franchising               IL            Inactive
Yogen Fruz USA           Franchising               DE
   Franchise Company
   Inc.

Exchequer Acceptance     Franchising               IL
   Corp.
Chums Holding Corp.      Franchising               TX               FL
                                                                    SC
Chums Franchising        Franchising               TX
   Corp.

(A)                      Maintain Corporate Entity

                                SCHEDULE 4.01(s)

                                CREDIT AGREEMENTS

                              See Schedule 5.02(b)

                                SCHEDULE 4.01(u)

                DISCLOSURE WITH RESPECT TO ACQUISITION AGREEMENT

                                      None

                                SCHEDULE 5.02(a)

                                      LIENS

                                      None

                                SCHEDULE 5.02(b)

                                      DEBT

Not more than $3,500,000.00 of Debt owing by Eskimo Pie Corporation to First Union National Bank which will be repaid in full not later than October 13, 2000.

                                SCHEDULE 5.02(h)

                                   GUARANTIES

                                      None

                        FIRST AMENDMENT TO LOAN AGREEMENT

     This First Amendment to Loan Agreement (the "Amendment"), dated as of November 15, 2002, is among INTEGRATED BRANDS INC. (the "Borrower"), COOLBRANDS INTERNATIONAL INC., a Canadian corporation, KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation, SWENSEN'S, INC., a Delaware corporation, SWENSEN'S ICE CREAM COMPANY, a California corporation, EP ACQUISITION CORP., a Virginia corporation, YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation, BRESLER'S INDUSTRIES, INC., an Illinois corporation, NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation, GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation, I CAN'T BELIEVE ITS YOGURT, LTD., a Texas partnership (a "Guarantor" and collectively, the "Guarantors") and JPMORGAN CHASE BANK, formerly known as THE CHASE MANHATTAN BANK, as the Agent and as Lender (the "Lender").

     WHEREAS, the Borrower and the Lender entered into a Loan Agreement, dated September 20, 2000 (the "Loan Agreement");

     WHEREAS, the Lender, the Guarantors and the Borrower wish to amend the Loan Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

     Section 1. Definitions. Terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Loan Agreement.

     Section 2. Amendment A. The Loan Agreement is amended by the deletion from
Section 5.03, Financial Terms, (a), Consolidated Capital Expenditures the amount of "$3,000,000" and by the insertion in its place and stead of "$5,000,000".

          B. Any reference in the Loan Agreement to "The Chase Manhattan Bank" shall be deemed to mean "JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank".

     Section 3. Representations. The Borrower and each Guarantor hereby represents and warrants to the Lender that: (i) the representations and warranties set forth in the Loan Agreement are true and correct on and as of the date hereof as if made on and as of said date and as if each reference therein to the Loan Agreement were a reference to the Loan Agreement as amended by this Amendment and (ii) subject to the waiver contained herein, no Event of Default specified in the Loan Agreement and no event, which, with the giving of notice or lapse of time or both, would become such an Event of Default has occurred and is continuing.

     Section 4. Conditions. The amendments to the Loan Agreement set forth in
Section 2 shall become effective on the date first above written provided that the Lender shall have received in form and substance satisfactory to the Lender, (i) a counterpart of this Amendment duly executed and delivered by the Borrower and each Guarantor and (ii) the Borrower shall have paid to the Lender a fee of $1,500.

     Section 5. Miscellaneous. Except as expressly provided in this Amendment, the Loan Agreement shall remain unchanged and in full force and effect except that each reference therein and in the Notes to "this Agreement", "hereof", "herein" and similar terms referring to the Loan Agreement shall be deemed to refer to the Loan Agreement as amended hereby. This Amendment (i) shall be deemed to be effective on and as of the date first above written, (ii) shall be governed by and construed in accordance with the laws of the State of New York, and (iii) may be executed in counterparts, which taken together shall constitute one and the same instrument and either of the parties hereto may execute this Amendment by signing any such counterpart. Should any terms or provisions of the Loan Agreement conflict with the terms and provisions contained in this Amendment, the terms and provisions of this Amendment shall prevail.

     IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this First Amendment as of the day and year first above written.

                                        INTEGRATED BRANDS INC.
Address for Notices:
4175 Veterans Highway
Ronkonkoma, NY 11779                    By: /s/ Gary P. Stevens
Facsimile: (516) 737-9792                   ------------------------------------
                                            Gary P. Stevens, President


                                        COOLBRANDS INTERNATIONAL INC.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        KAYLA FOODS INT'L (BARBADOS) INC.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President

                                        SWENSEN'S, INC.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        SWENSEN'S ICE CREAM COMPANY


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        EP ACQUISITION CORP.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        YOGEN FRUZ ACQUISITIONS INC.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        BRESLER'S INDUSTRIES, INC.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President

                                        NORTHERN LIGHTS FROZEN DESSERTS, INC.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        GOLDEN SWIRL MANAGEMENT COMPANY


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        I CAN'T BELIEVE ITS YOGURT, LTD.


                                        By: /s/ David J. Stein
                                            ------------------------------------
                                            David J. Stein, President


                                        JPMORGAN CHASE BANK, formerly known as
Address for Notices:                    THE CHASE MANHATTAN BANK
4 Chase Metro Tech Center, 22nd Floor
Brooklyn, NY 11245
Facsimile: (718) 242-3846               By: /s/ Charles L. Swarns
                                            ------------------------------------
                                            Charles L. Swarns,
                                            Jr., Vice President

                   SECOND AMENDMENT, JOINDER AND REAFFIRMATION
                        TO LOAN AGREEMENT AND GUARANTIES

          SECOND AMENDMENT, JOINDER AND REAFFIRMATION TO LOAN AGREEMENT AND GUARANTIES (this "Amendment"), dated March 25, 2005, among INTEGRATED
BRANDS INC., a New Jersey corporation, (the "Borrower"), each of the entities listed on Exhibit A hereto (the "Original Guarantors" and each, an "Original Guarantor"), each of the entities listed on Exhibit B hereto (the "Additional Guarantors" and each, an "Additional Guarantor"; COOLBRANDS DAIRY INC., a Delaware corporation ("Dairy"), and each of the entities listed on Exhibit C hereto (the "Other Guaranty Parties"), JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as agent (the "Agent") for the Lenders (as defined in the Loan Agreement (as defined below)) and JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as a Lender (the "Lender") hereby agree as follows:

                                   WITNESSETH

          WHEREAS, the Borrower, the Original Guarantors, the Agent and the Lender entered into a certain Loan Agreement dated as of September 20, 2000, as amended by the First Amendment to Loan Agreement, dated as of November 15, 2002 (as so amended, the "Loan Agreement");

          WHEREAS, Kayla and Coolbrands (as such terms are defined in the Loan Agreement) each executed a General Guaranty dated September 20, 2000 and the Original Guarantors (other than Kayla and Coolbrands) and the Other Guaranty Parties executed a General Guaranty dated September 20, 2000 (the "All Other Guarantors Guaranty");

          WHEREAS, the Borrower has requested that the Lender make a new loan to the Borrower (the "New Loan") pursuant to separate documentation, which loan is to be used to finance an acquisition ("Acquisition") of certain assets of Kraft Foods Global, Inc. by Dairy pursuant to the Asset Purchase Agreement (defined herein), and which loan will be guaranteed by Dairy, the Original Guarantors, the Additional Guarantors and the Other Guaranty Parties (the "New Loan Guaranty"); and

          WHEREAS, the Agent and the Lender have agreed to make the New Loan, provided that, among other things, the Loan Agreement be amended as set forth in this Amendment;

          NOW, THEREFORE, in good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Original Guarantors, the Additional Guarantors, Dairy, the Other Guaranty Parties, the Agent and the Lender hereby agree as follows:

          1. Definitions. Except as otherwise stated, capitalized terms defined in the Loan Agreement and used herein without definition shall have the respective meanings assigned to them in the Loan Agreement.

          2.   Amendments.

               (a) The following definitions are hereby added to the Loan Agreement, in alphabetical order:

               "Additional Guarantors" has the meaning given to such term in the Second Amendment.

               "Dairy" has the meaning given to such term in the Second
Amendment.

               "Group One Guarantors" means the Original Guarantors, Dairy, the Additional Guarantors and any Guarantor who joins in the Loan Agreement pursuant to Section 5.01(k) thereof.

               "New Loan" has the meaning given to such term in the Second Amendment.

               "New Loan Guaranty" has the meaning given to such term in the Second Amendment.

               "Other Guaranty Parties" has the meaning given to such term in the Second Amendment.

               "Second Amendment" means the Second Amendment, Joinder and Reaffirmation to Loan Agreement and Guaranties by and among the Borrower, the Group One Guarantors, the Other Guaranty Parties, the Agent and the Lender, dated March 21, 2005.

               "Security Agreement" means the Security Agreement of even date herewith made by Dairy in favor of the Lender (and the other "Secured Parties", as defined therein), securing among other things, the obligations of Dairy under the New Loan Guaranty and as a Group One Guarantor with respect to the Loan Agreement and the Term Loan Note.

               (b) The terms "Guarantor" and "Guarantors" as used in the Loan Agreement shall be changed to "Group One Guarantor" and "Group One Guarantors", respectively, throughout the Loan Agreement, except in Section 3.01(h) and in any other place where the reference in question is specifically to a party to one of the Guaranties.

               (c) The terms "Guaranty" and "Guaranties" as used in the Loan Agreement shall be amended to mean the guaranty or guaranties executed and delivered by the Group One Guarantors and the Other Guaranty Parties (or by any of them).

               (d) The term "Loan Documents" in Section 1.01 shall be amended to add the New Loan Guaranty and the Security Agreement to the documents comprised by such term.

               (e) The term "Permitted Acquisitions" appearing in Section 1.01 of the Loan Agreement is amended by adding the following proviso at the end thereof: "; provided, however, that (x) the aggregate amount of consideration paid in any form on account of Permitted Acquisitions shall not exceed $10,000,000.00 (plus the consideration paid to acquire the "Acquired Assets" under and as defined in a certain Asset Purchase Agreement by and between Kraft Foods

Global, Inc. and Dairy dated as of December 22, 2004 [the "Asset Purchase Agreement"]) for the period commencing on the date of the Second Amendment and ending on the Maturity Date"

               (f) Section 5.03(a) of the Loan Agreement shall be amended by replacing the amount "$5,000,000.00" in the third line thereof with the amount "$15,000,000.00".

               (g) Section 5.03(b) of the Loan Agreement shall be amended by replacing the number "4.00" in the third line thereof with the number "2.75".

               (h) Section 5.03(d) of the Loan Agreement shall be deleted in its entirety and replaced with the phrase "[Intentionally Omitted]".

               (i) For purposes of determining compliance with the provisions of Sections 5.01 and 5.02 of the Loan Agreement, (i) Americana Foods, L.P. shall not be deemed to be a "Guarantor" or a "Subsidiary" under and as defined in the Loan Agreement, and (ii) the Borrower's or Coolbrands guaranty of certain debt of Americana Foods, L.P., as described on Exhibit D attached hereto, shall be permitted Debt under the Loan Agreement.

          3. Representations and Warranties. The Borrower, Dairy, each Additional Guarantor and each Original Guarantor hereby represents and warrants to the Lender that:

               (a) No default or Event of Default has occurred and is continuing under the Loan Agreement or any of the other Loan Documents.

               (b) All of the representations and warranties in the Loan Agreement remain true and correct in all material respects on and as of the date of this Amendment.

               (c) Coolbrands has heretofore furnished to the Bank the financial statements required pursuant to Section 5.01(b)(i) of the Loan Agreement. Such financial statements were prepared in conformity with GAAP, and present fairly and accurately the financial condition of Coolbrands and its Subsidiaries as of the dates of such financial statements; and between the date of the most recent such statements and the date hereof, no Material Adverse Change has occurred with respect to Coolbrands and its Subsidiaries.

               (d) Dairy has heretofore furnished to the Bank a pro forma balance sheet of Dairy which presents fairly and accurately the anticipated financial condition of Dairy as of the closing date under the Asset Purchase Agreement (other than changes in the normal course of the business being acquired and subject to final allocation of the purchase price in connection with the Acquisition) and between the date of delivery of such balance sheet and the date hereof, no Material Adverse Change has occurred with respect to Dairy as so presented nor do any of undersigned have any knowledge of any matter which is likely to result in any Material Adverse Change in the financial condition of Dairy on or prior to the closing date for the purchase and sale under the Asset Acquisition Agreement (as defined in the Security Agreement).

               (e) There is no obligation or liability, contingent or otherwise of Coolbrands and its Subsidiaries (including Dairy), which is material in amount and which is not reflected in the financial statements referred to in the foregoing subsections (b), (c) and (d), as applicable.

               (f) The Borrower is duly indebted under the Term Loan Note and the Loan Agreement in the principal amount of $11,750,000 plus interest, without defense, setoff or counterclaim of any kind whatsoever.

          4. Joinder. (a) Each of Dairy and the Additional Guarantors hereby agrees to become a Guarantor as set forth in Section 5.01(k) of the Loan Agreement and, by executing and delivering this Amendment, does hereby join in the Loan Agreement (as amended hereby) as a Guarantor and a Group One Guarantor, and joins in the All Other Guarantors Guaranty, as an "undersigned" thereunder. Each of Dairy and the Additional Guarantors hereby agrees to comply with, and be bound by, all of the terms and conditions of the foregoing agreements and documents in which it has joined, as if it was an original signatory thereto.

               (b) Without limiting the foregoing, each of Dairy and the Additional Guarantors hereby expressly consents to the terms and conditions of Sections 8.10 (Governing Law) and Section 8.11 (Waiver of Jury Trial) of the Loan Agreement (as amended hereby).

               (c) Simultaneously herewith, each of Dairy and the Additional Guarantors is delivering to the Agent a certificate signed by an officer thereof, certifying and attaching true and accurate copies of its (i) certificate of incorporation (or equivalent), (ii) by-laws, (iii) resolutions of its board of directors approving the transactions contemplated hereby (including the New Loan), (iv) a certificate of incumbency of their respective approved signatories, and (v) a good standing certificate from the Secretary of the State in which it was organized, as well as other documentation as the Agent may reasonably request.

               (d) All of the undersigned agree that the joinder contemplated by this Section 4 shall be deemed to be, and is hereby made a part of, the Loan Agreement and the Guaranty as if set forth therein in full.

          5.   Reaffirmation.

               (a) All Loan Documents which refer to the Loan Agreement are deemed amended hereby to be references to as the Loan Agreement as amended hereby and as the same may hereafter be amended, extended, supplemented, restated, joined in or otherwise modified or replaced. The Borrower and each Group One Guarantor hereby reaffirm all of their respective obligations and liabilities under the Loan Agreement, Guaranties and other Loan Documents to which such Person is a party.

               (b) The Other Guaranty Parties hereby reaffirm all of their respective obligations and liabilities under the All Other Guarantors Guaranty.

          6. Full Force and Effect. As expressly modified by this Amendment, all of the terms and provisions of the Loan Agreement and the other Loan Documents shall continue in full force and effect, and all parties hereto shall be entitled to the benefits thereof. The agreements herein contained are limited specifically to the matters set forth above and do not constitute directly or by implication an amendment or waiver of any other provision of the Loan Agreement, or any of the other Loan Documents which has not been expressly amended or waived herein.

          7. Incorporated Terms. The provisions of Sections 1.02, 1.03, 8.09, 8.10, 8.11 and 8.12 of the Loan Agreement are incorporated by reference, mutatis mutandis, into this

Amendment to the extent this Amendment is construed as an agreement separate and independent from the Loan Agreement and the other Loan Documents.

          8. Amendment. This Amendment may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

                   [Signatures appear on the following pages.]

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By:
    ------------------------------------
    Name: Gary P. Stevens
    Title: President

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS [Inc.]
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
EP ACQUISITION CORP.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
    By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DAIRY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.


By: /s/ David J. Stein
    ------------------------------------
    Name: David J. Stein
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By: /s/ David J. Stein
    ------------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer

2nd Amendment

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By: /s/ Gary P. Stevens
    ------------------------------------
    Name: Gary P. Stevens
    Title: President

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS [Inc.]
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
EP ACQUISITION CORP.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
    By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DAIRY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.


By:
    ------------------------------------
    Name: David J. Stein
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By:
    ------------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer

2nd Amendment

JPMORGAN CHASE BANK, N.A., AS AGENT      JPMORGAN CHASE BANK, N.A., AS LENDER


By: /s/ PETER J. D'AGOSTINO              By: /s/ PETER J. D'AGOSTINO
    ----------------------------------       -----------------------------------
Name: PETER J. D'AGOSTINO                Name: PETER J. D'AGOSTINO
Title: Senior Vice President/            Title: Senior Vice President/
       Division Manager                         Division Manager
       JPMorgan Chase Bank, N.A.                JPMorgan Chase Bank, N.A.

                                    Exhibit A

                               Original Guarantors

COOLBRANDS INTERNATIONAL INC., a Canadian corporation
KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation
SWENSEN'S, INC., a Delaware corporation
SWENSEN'S ICE CREAM COMPANY, a California corporation
EP ACQUISITION CORP.
YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation
BRESLER'S INDUSTRIES, INC.,
NORTHERN LIGHTS FROZEN DESSERTS, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.

                                    Exhibit B

                              Additional Guarantors

SUGAR CREEK FOODS INC., a Virginia corporation
ESKIMO PIE FROZEN DISTRIBUTION INC, a Delaware corporation
ESKIMO PIE CORPORATION, a Delaware corporation

                                    Exhibit C

                             Other Guaranty Parties

JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO., INC.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA INC.
SWENSON'S DISTRIBUTING
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY INC.
BRESLER MALLS, INC.
LARRY'S INDUSTRIES, INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.

                                    Exhibit D

                                 Permitted Debt

A guaranty, now or hereafter existing, made by Integrated Brands Inc. or Coolbrands International Inc. to Regent Bank of 50% of the obligations of American Foods L.P. to Regents Bank in connection with a mortgage loan in the principal amount of up to $5,500,000 secured by premises owned by American Foods, L.P. in Dallas, Texas

A guaranty, now or hereafter existing, made by Integrated Brands Inc. or Coolbrands International Inc. to Regent Bank of 100% of the obligations of American Foods L.P. to Regents Bank in connection with a Revolving Credit Facility in an aggregate principal amount of up to $9,000,000.00.

               WAIVER, THIRD AMENDMENT, JOINDER AND REAFFIRMATION
              TO LOAN AGREEMENT, GUARANTIES AND SECURITY AGREEMENT

          WAIVER, THIRD AMENDMENT, JOINDER AND REAFFIRMATION TO LOAN AGREEMENT, GUARANTIES AND SECURITY AGREEMENT (this "Amendment"), dated as of August 31, 2005, among INTEGRATED BRANDS, INC., a New Jersey corporation, (the "Borrower"), each of the Group One Guarantors (as defined in the Loan Agreement (as defined below)) listed on Exhibit A hereto and each of the entities listed on Exhibit B hereto (the "Other Guaranty Parties"), JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as agent (the "Agent") for the Lenders (as defined in the Loan Agreement) and JPMORGAN CHASE BANK, N.A. (f/k/a JPMorgan Chase Bank), a national banking association, as a Lender (the "Lender").

                                   WITNESSETH

          WHEREAS, the Borrower, certain of the Group One Guarantors, the Agent and the Lender entered into a certain Loan Agreement dated as of September 20, 2000 (the "Original Loan Agreement"), as amended by the First Amendment to Loan Agreement, dated as of November 15, 2002, and the Borrower, the Group One Guarantors and the Other Guaranty Parties (together with the Group One Guarantors, the "Guarantors") entered into a Second Amendment, Joinder and Reaffirmation to Loan Agreement and Guaranties dated March 25, 2005 (the "Second Amendment"; said Original Loan Agreement, as so amended through the Second Amendment, the "Loan Agreement");

          WHEREAS, (i) Kayla and Coolbrands (as such terms are defined in the Loan Agreement) each executed a General Guaranty dated September 20, 2000 and a Guaranty of Payment dated March 25, 2005, as amended by the 2005 Loan Amendment (defined below; both such guaranties being, (collectively, the "Foreign Entity Guaranties") and (ii) certain of the Group One Guarantors and the Other Guaranty Parties executed a General Guaranty dated September 20, 2000 (the "All Other Guarantors Guaranty") and, pursuant to the Second Amendment, Coolbrands Dairy, Inc. joined in the All Other Guarantors Guaranty, and (iii) the Group One Guarantors (except Kayla and Coolbrands) and the Other Guaranty Parties executed a Guaranty of Payment dated March 25, 2005, as amended by the 2005 Loan Amendment (the "2005 Domestic Entity Guaranty");

          WHEREAS, Yogen Fruz Canada, Inc. ("Yogen") is executing a Guaranty of Payment dated the date of this Amendment (the "Yogen Guaranty" and, together with the Foreign Entity Guaranties, the All Other Guarantors Guaranty and the 2005 Domestic Entity Guaranty, the "Guaranties");

          WHEREAS, concurrently herewith (i) the Borrower, the Group One Guarantors, the Other Guaranty Parties, the Agent and the Lender are entering into a Waiver, Seventh Amendment, Joinder and Reaffirmation to Loan Agreement, Guaranties and Security Agreement (the "1994 Loan Amendment") with respect to certain credit facilities extended to the Borrower by the Lender pursuant to a Loan Agreement dated as of December 23, 1994 (as amended through the date hereof, the "1994 Loan Agreement"), and (ii) the Borrower, the Group One Guarantors, the Other Guaranty Parties and the Lender are entering into a Waiver, First

Amendment and Reaffirmation to Note, Guaranties and Security Agreement (the "2005 Loan Amendment" and together with the 1994 Loan Amendment, the "Other Amendments") with respect to a loan made to the Borrower by the Lender and evidenced by the Borrower's Promissory Note dated March 25, 2005 (the "2005 Note");

          WHEREAS, certain Events of Default have occurred under the Loan Agreement, which Events of Default are set forth on Schedule I to this Amendment (the "Existing Events of Default"); and

          WHEREAS, the Borrower and the Guarantors have requested that the Agent and the Lender waive the Existing Events of Default; and the Agent and the Lender are willing to waive the Existing Events of Default, but only on the terms and conditions provided in this Amendment and in the Security Agreements (as defined below);

          NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower, the Guarantors, the Agent and the Lender hereby agree as follows, effective as of August 31, 2005:

          1. Definitions. Except as otherwise stated, capitalized terms defined in the Loan Agreement and used herein without definition shall have the respective meanings assigned to them in the Loan Agreement.

          2. Amendments.

               (a) The following definitions are hereby added to the Loan Agreement, in alphabetical order:

               "Allowable Expenses" shall have the meaning given to such term in
Section 5.02(d).

               "Account Party" shall have the meaning given to such term in
Section 5.04.

               "Americana" shall mean Americana Foods, L.P.

               "Applicable Margin" means (a) for Eurodollar Loans, for the period commencing on August 31, 2005 and ending on the Maturity Date, 4.50%; and
(b) for Prime Rate Loans, for the period commencing August 31, 2005 and ending on the Maturity Date, 2.50%.

               "Applicable Percentage" shall have the meaning given to such term in Section 5.02(d).

               "Canadian Security Agreements" means, collectively, the Security Agreement made by Coolbrands in favor of the Agent and the Lender and the Security Agreement made by Yogen in favor of the Agent and the Lender, each of even date herewith.

               "Capital Stock" shall have the meaning given to such term in
Section 5.02(d).

               "Cash Collateral" means the $10,000,000 deposit made by the Borrower into a deposit account at the Lender on or before the date of the Third Amendment, which deposit account shall be under the exclusive dominion and control of the Lender. The Cash Collateral shall constitute a portion of the "Collateral" under the 2005 New Security Agreement.

               "Collateral" means collectively, the "Collateral" as defined in the Dairy Security Agreement, in the Canadian Security Agreements and in the 2005 New Security Agreement.

               "Dairy Security Agreement" means the Security Agreement dated March 25, 2005 made by Dairy in favor of the Agent and the Lender.

               "Depositary" shall have the meaning given to such term in Section
5.04 of this Agreement.

               "Lockbox Accounts" shall have the meaning given to such term in
Section 5.04 of this Agreement.

               "Lockbox Agreement" means collectively, the blocked account control agreements among some or all of the Agent, the Lender, the Depositary and each Account Party, in form acceptable to the Agent and the Depositary, with respect to the Lockbox Accounts, as contemplated (and consistent with the terms of) Section 5.04 of this Agreement.

               "Net Proceeds" shall have the meaning given to such term in
Section 5.02(d).

               "Permitted Dispositions" shall have the meaning given to such term in Section 5.02(d).

               "Security Agreements" means, collectively, the Dairy Security Agreement, the Canadian Security Agreement and the 2005 New Security Agreement.

               "Stock Sale" shall have the meaning given to such term in Section 5.02(d).

               "Third Amendment" means the Waiver, Third Amendment, Joinder and Reaffirmation to Loan Agreement, Guaranties and Security Agreement by and among the Borrower, the Group One Guarantors, the Other Guaranty Parties, the Agent and the Lender, dated as of August 30, 2005.

               "2005 New Security Agreement" means the Security Agreement of even date herewith made by the Borrower and the Group One Guarantors (other than Dairy, Coolbrands and Yogen) in favor of the Agent (and the other "Secured Parties", as defined therein), securing, among other things, the respective obligations of the Borrower and the Group One Guarantors under this Agreement and the other Loan Documents.

               (b) The term "Loan Documents" in Section 1.01 of the Loan Agreement is amended by (i) deleting the term "Security Agreement" and replacing it with the term "Security Agreements" and (ii) adding the Lockbox Agreement and the Yogen Guaranty.

               (c) The term "Permitted Acquisitions" in Section 1.01 of the Loan Agreement is deleted in its entirety and all references to such term in the Loan Agreement are also deleted; it being understood that, from and after the date of the Third Amendment, there shall be no Permitted Acquisitions under the Loan Agreement, without the Lender's prior written consent which may be withheld in the Lender's sole and absolute discretion.

               (d) The term "Prime Rate Loan" in Section 1.01 of the Loan Agreement is amended to read in its entirety as follows:

               "Prime Rate Loan" shall mean a Loan bearing interest at the Prime Rate plus the Applicable Margin.

               (e) The term "Maturity Date" in Section 1.01 of the Loan Agreement is amended to read in its entirety as follows:

               'Maturity Date' means January 3, 2006."

               (f) Section 2.04(a) of the Loan Agreement is deleted in its entirety and is replaced with the following:

               "(a) Mandatory Installment Payments. The principal balance of the Term Loan shall be payable in sixty-two (62) monthly installments, each due on the first Business day of each month beginning on December 1, 2000 and continuing on the first Business day of each month thereafter. Each of the first sixty-one (61) of such monthly principal installments shall be in the amount equal to l/120th of the original principal amount of the Term Loan and the sixty-second (62nd) such monthly principal installment shall be in the balloon payment amount equal to the then outstanding principal balance of the Term Loan."

               (g) Section 2.09 of the Loan Agreement is deleted in its entirety.

               (h) Section 4.01(f) of the Loan Agreement is deleted in its entirety and replaced with the language in Section 3(c) of this Amendment.

               (i) Section 4.01(g) of the Loan Agreement is amended to delete the reference to May 31, 2000 and replace it with "May 31, 2005".

               (j) Section 4.01(h) of the Loan Agreement is deleted in its entirely and replaced with the following:

                    "(h) Tax Returns. The Borrower and each Guarantor have filed all federal, state (or province) and local tax returns required to be filed and have paid all taxes, assessments and governmental charges and levies that are reflected on such returns, as due, including interest and penalties."

               (k) A new Section 4.01(v) is added to the Loan Agreement which reads as follows:

               "(v) The proper legal name of the Borrower and each of the Group One Guarantors and the jurisdiction in which each such Person was formed is as set forth on Exhibit A attached to the Third Amendment and incorporated herein by this reference."

               (l) Section 5.01(g) is amended to add the following sentence at the end thereof:

          "The cost incurred by the Agent on account of any of the foregoing activities taken by any agent or representative of the Agent shall be borne by the Borrower."

               (m) A new Section 5.01(o) is added to the Loan Agreement which reads as follows:

                    "(o) Other Reports. Use best efforts to provide the Agent
               and the Lender, as soon as available and in no event later than
               (i) the third Monday of each calendar month, commencing with September 2005, consolidated financial information concerning accounts receivable and inventory for such preceding calendar month in the form of Exhibit 5.01(m)(i) and (ii) by Wednesday of each calendar week, commencing on September 14, 2005, "flash reports" in form of Exhibit 5.01(m)(ii) with respect to cash (on a consolidated basis), accounts receivable, accounts payables, sales and inventory with respect to the Borrower and Eskimo Pie Frozen Distribution Inc., for the calendar week ending prior to the immediately preceding calendar week. In addition, within 45 days after the end of each calendar month beginning with August 2005, the Borrower and the Guarantors shall use their best efforts to provide the Agent and the Lender with information concerning Consolidated EBITDA and accounts payable in such calendar month, in the form of Exhibit 5.01(m)(iii)."

               (n) Section 5.02(b) is amended by deleting therefrom clause (iii) in its entirety and replacing it with the following:

                    "(iii) Subordinated Debt incurred on or prior to May 31, 2005."

               (o) Section 5.02(d) is deleted in its entirety and is replaced with the following:

                    "(d) Sale of Assets, Capital Stock, Etc. Except for a Stock Sale (defined below) by Coolbrands, sell, assign, transfer, lease or otherwise dispose of (including, without limitation, by way of any sale-leaseback transaction) any assets or any Capital Stock of the Borrower or of any Group One Guarantor (or any of their respective Subsidiaries), including by way of a sale of treasury stock (or other equity interests) or issuance of any new or additional shares of capital stock (or other equity interests) including, without limitation, options, warrants or other rights entitling the owner thereof to acquire any such interests (capital stock (or other equity interests), options, warrants and other such rights being, collectively, "Capital Stock"), with or without recourse. Notwithstanding the foregoing (i) sales of inventory in the ordinary course of business, and (ii) the sale or other disposition of assets no longer used or useful in the conduct of its business (provided that the purchase price for such sale or other disposition shall not exceed an aggregate amount of $500,000, for all such sales by the Borrower, the Group One Guarantors and their respective Subsidiaries combined, in any one calendar year) shall be permitted (sales or dispositions permitted under clause (i) and (ii) being, collectively, "Permitted Dispositions") and provided, further, that so long as the transaction in question does not violate Section 5.02(f): (a) the Borrower, each of the Group One Guarantors, and any of their respective Subsidiaries may sell such Person's own Capital Stock or issue new Capital Stock in itself (each a "Stock Sale"), and (b) the Borrower and each Group One Guarantor (other than Coolbrands), or any of the Subsidiaries of the Borrower or of any Group One Guarantor, may sell their own respective assets, provided that in any such case (under either (a) or (b)) the Applicable Percentage of Net Proceeds from any such asset sale or such Stock Sale (other than a Stock Sale by Coolbrands of its own Capital Stock, for which no payment will be required) are immediately paid over to the Lender to be applied to reduce the principal balance of any loan (whether or not made pursuant to this Agreement) made to the Borrower, any Group One Guarantor or any of their respective Subsidiaries by the Lender (or, upon payment in full of all such loans, to cash collateralize any letter of credit reimbursement obligation to the Lender of the Borrower, any Group One Guarantor or any of their respective Subsidiaries). As used herein the term (A) "Net Proceeds" shall mean with respect to any Group One Guarantor (other than Coolbrands), the Borrower or any of the Subsidiaries of the Borrower or of any Group One Guarantor, the gross sales price paid in any form in respect of such Stock Sale or asset sale (other than a Permitted Disposition), net of Allowable Expenses; (B) "Allowable Expenses" shall mean the sum of (i) all reasonable fees and out-of-pocket expenses paid by the Borrower, the applicable Group One Guarantor or any of their responsive Subsidiaries, as applicable, to third parties (other than any of their Affiliates) in connection with such Stock Sale or asset sale, and (ii) the amount of all taxes paid (or reasonably estimated to be payable) by the

          Borrower, the applicable Group One Guarantor or any of their respective Subsidiaries in connection with such Stock Sale or asset sale; and (C) "Applicable Percentage" shall mean (I) 67%, in the case of Dairy, and (II) 50% in the case of the Group One Guarantors (other than Coolbrands and Dairy), the Borrower or any of the Subsidiaries of the Borrower or any Group One Guarantor (other than Dairy). Notwithstanding the language in the Second Amendment which effectively excludes Americana as a Subsidiary for purposes of this Section 5.02(d), it is expressly agreed that the Borrower and the Guarantors shall promptly pay to the Lender an amount equal to 50% of any distribution on account of Net Proceeds (for this purpose calculated as if Americana were to be treated as a Subsidiary) made to any of them resulting from an asset sale (other than a Permitted Disposition; for this purpose, such term will be deemed to apply to Americana as if it were to be treated as a Subsidiary) or a Stock Sale by Americana, for application by the Lender as set forth above with respect to Net Proceeds."

               (p) Section 5.02(m)(ii) of the Loan Agreement is deleted in its entirety.

               (q) Each of Sections 5.03 (a), (b), (c) and (e) of the Loan Agreement is deleted in its entirety and is replaced with the following:
"Intentionally Omitted."

               (r) A new Section 5.03(f) is added to the Loan Agreement which reads as follows:

                    "(f) Liquidity. The Borrower and the Group One Guarantors shall maintain cash and cash equivalents (including the Cash Collateral) in an amount at least equal to an aggregate amount of $20,000,000, as measured on a weekly basis and certified to the Agent weekly by electronic mail sent by the Borrower's Chief Financial Officer to Peter.DAgostino@JPMorgan.com. Such certification shall be accompanied by such other evidence of the liquid assets as the Agent may request."

               (s) A new Section 5.04 is added to the Loan Agreement which reads as follows:

                    "5.04 Lockbox. Each of Eskimo Pie Frozen Distribution Inc. and Eskimo Pie Corporation (including, without limitation, its Value America and EP Food Services divisions) and the Borrower (each, an "Account Party") shall: (a) on or before September 30, 2005, establish an account (each such account being a "Lockbox Account") at JPMorgan Chase Bank, N.A. (the "Depositary") in which all Accounts Receivable (as defined in the 2005 New Security Agreement) shall thereafter be deposited; (b) (x) in the case of Eskimo Pie Frozen Distribution Inc. and the Borrower, on or before September 30, 2005, and (y) in the case of Eskimo Pie Corporation by October 31, 2005, advise all of their respective Account Debtors (as defined in the 2005 New Security Agreement) that they are required to make all payments in respect of Accounts Receivable to the applicable Lockbox Account; and (c) on or before September 30, 2005, enter into the Lockbox Agreements. The Lockbox Agreements shall provide, among other things, (x) that unless and until an Event of Default has occurred (i) resulting from a default in the payment of any obligation of Borrower or any Guarantor to the Agent or the Lender (including, without limitation any payment obligation under Section 5.02(d)), (ii) under Section 6.01(e) of this Agreement, (iii) resulting from a default under Section 5.03(f), or (iv) resulting from a failure to comply with Section 6(h) of the Seventh Amendment, (as defined in the "1994 Loan Amendment", which term is defined in the Third Amendment), the Depositary shall honor (unless the Lender expressly directs otherwise in writing) all withdrawal or other instructions from the applicable Account Party concerning the Lockbox Account, and (y) that on and after the occurrence and during the continuance of any such Event of Default, the Agent or the Lender (and without the consent of the Borrower or any other Account Party), shall have the exclusive right to give all withdrawal and other instructions to the Depositary concerning any Lockbox Account. In such event, neither the Borrower nor any other Account Party shall have any right to cause any withdrawal or transfer of funds from any Lockbox Account, unless the Lender expressly directs otherwise in writing. (For the avoidance of doubt, the Borrower hereby confirms that (A) the term "Accounts Receivable" includes amounts paid or payable to the Borrower by Kraft Foods Global, Inc., pursuant to documentation made in connection with the Acquisition (as defined in the Sixth Amendment), on account of sales of Dairy's inventory, and (B) nothing in this Section 5.04 is intended to limit any of the Agent's or the Lender's rights and remedies not pertaining to the Lockbox Accounts by reason of the occurrence of an Event of Default other than those enumerated in clauses (i) through (iv) above; the Lender hereby confirming that only such enumerated items shall constitute a basis for the Lender to exercise such control over any Lockbox Account.)"

               (t) Sections 6.01(h) and (j) are amended by adding "; or" at the end thereof (and deleting the period in each case).

               (u) A new Section 6.01(k) is added to the Loan Agreement which reads as follows:

                    "(k) Except as permitted under this Agreement, any Lien granted pursuant to any of the Security Agreements shall for any reason cease to be a valid and perfected first priority lien on and security interest in the Collateral purported to be covered thereby; or"

               (v) Section 8.02 is amended to change the address for notices and other communications to the Borrower and the Guarantors to be to the Attention of David J. Stein, with a copy to Lori Smith, Esq., Goodwin Procter LLP, 599 Lexington Avenue, New York 10022.

          3. Representations and Warranties. The Borrower and each Group One Guarantor hereby represents and warrants to the Lender that:

               (a) After giving effect to the waivers embodied in this Amendment, there is no Event of Default under the Loan Agreement or the Loan Documents, or any Default that shall become and Event of Default thereunder with the passage of time, existing or continuing on the date hereof other than the Existing Events of Default.

               (b) Except for those representation and warranties under Sections
4.01 (a), (b), (f), (g), (h), and (s) which are to be brought down to date pursuant to Section 6(j) of the 1994 Loan Amendment, as of the date of this Amendment all of the representations and warranties in the Loan Agreement (as modified by this Amendment) remain true and correct in all material respects on and as of the date of this Amendment.

               (c) Coolbrands has heretofore furnished to the Lender the financial statements required pursuant to Section 5.01(b)(ii) of the Loan Agreement for the fiscal quarter ended May 31, 2005. Such financial statements were prepared in conformity with GAAP, and present fairly and accurately the financial condition of Coolbrands and its Consolidated Subsidiaries as of the dates of such financial statements; and between the date of the most recent such statements and the date hereof, no Material Adverse Change has occurred with respect to Coolbrands and its Consolidated Subsidiaries. In this connection, the Lender is aware of the financial projections for Coolbrands and its Consolidated Subsidiaries for the fiscal year ended August 31, 2005, the Lender having received the same on June 29, 2005.

               (d) There is no obligation or liability, contingent or otherwise of Coolbrands and its Subsidiaries which is material in amount and which is not reflected in the financial statements referred to in the foregoing subsection
(c).

               (e) The Borrower is indebted under the Loan Agreement in the amount of $10,250,000, without defense, setoff or counterclaim of any kind whatsoever.

          4. Waivers. Upon the effectiveness of this Amendment, the Lender and the Agent hereby waive the Existing Events of Default. The waiver set forth in the foregoing sentence is limited specifically to the Existing Events of Default and does not constitute, directly or by implication, a waiver of any other provision of the Loan Agreement or any of the other Loan Documents (before or after the effectiveness of this Amendment), or of any other right, power, or privilege of the Lender, or of any Default or Event of Default which may occur, or may have occurred (other than the Existing Events of Default), before or after the effectiveness of this Amendment, or otherwise.

          5. Conditions of Effectiveness of this Amendment. This Amendment shall be effective as of the date (or before September 2, 2005) when the following have been received by the Agent and the Lender (or their counsel), all in form and substance satisfactory to the Agent and the Lender (the "Effective Date"):

               (a) Amendment. Counterparts of this Amendment and the Other Amendments, duly executed by the Borrower, the Group One Guarantors and the Other Guaranty Parties.

               (b) Documents Required by the 1994 Loan Amendment. The documents which are required to be received by Agent and the Lender (or their counsel) under Section 5(b), 5(c), 5(d), 5(e) and 5(f) of the 1994 Loan Amendment.

          6. Post Closing Undertaking: On or before September 30, 2005 (the "Post-Closing Delivery Date"), all of the Post-Closing Documents (as defined in the 1994 Loan Amendment) shall have been delivered to the Lender (or its counsel), all in form and substance satisfactory to the Lender. The failure of the Lender to receive any of the Post-Closing Documents on or prior to the Post-Closing Delivery Date shall be an Event of Default under the Loan Agreement and the other Loan Documents.

          7. Joinder. (a) Yogen hereby agrees to become a Group One Guarantor (referred to in the Loan Agreement prior to the Second Amendment as a "Guarantor") as set forth in Section 5.01(k) of the Loan Agreement and, by executing and delivering this Amendment, does hereby join in the Loan Agreement (as amended hereby) as a Group One Guarantor. Yogen hereby agrees to comply with, and be bound by, all of the terms and conditions of the Loan Agreement (as amended hereby) as if it was an original signatory thereto.

               (b) Without limiting the foregoing, Yogen hereby expressly consents to the terms and conditions of Sections 8.10 (Governing Law) and
Section 8.11 (Waiver of Jury Trial) of the Loan Agreement (as amended hereby).

               (c) All of the undersigned agree that the joinder contemplated by this Section 7 shall be deemed to be, and is hereby made a part of, the Loan Agreement,

          8. Reaffirmation.

               (a) All of the Loan Documents which refer to the Loan Agreement are deemed amended hereby to be references to the Loan Agreement as amended hereby and as the same may hereafter be amended, extended, supplemented, restated, joined in or otherwise modified or replaced. The Borrower and each of the Group One Guarantors hereby reaffirm all of their respective obligations and liabilities under the Loan Agreement, the Guaranties, the Security Agreements and other Loan Documents to which such Person is a party.

               (b) The Other Guaranty Parties hereby reaffirm all of their respective obligations and liabilities under the All Other Guarantors Guaranty.

          9. Full Force and Effect. As expressly modified by this Amendment, all of the terms and provisions of the Loan Agreement and the other Loan Documents shall continue in full force and effect, and all parties hereto shall be entitled to the benefits thereof. The agreements herein contained are limited specifically to the matters set forth above and do not constitute directly or by implication an amendment or waiver of any other provision of the Loan Agreement or any of the other Loan Documents which has not been expressly amended or waived herein.

          10. Incorporated Terms. The provisions of Sections 1.02, 1.03, 8.09, 8.10, 8.11 and 8.12 of the Loan Agreement are incorporated by reference, mutatis mutandis, into this

Amendment to the extent this Amendment is construed as an agreement separate and independent from the Loan Agreement and the other Loan Documents.

          11. Amendment. This Amendment may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

                  [Signatures appear on the following pages.]

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By: /s/ Gary P. Stevens
    -------------------------------
    Name: Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By:
    -------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer


YOGEN FRUZ CANADA INC.


By:
    -------------------------------
    Name:
    Title:

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
    By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DAIRY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.
YOGEN FRUZ CANADA INC.


By:
    -------------------------------
    Name: David J. Stein
    Title: President

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the date set forth above.

INTEGRATED BRANDS INC.


By:
    -------------------------------
    Name: Gary P. Stevens
    Title: President


ESKIMO PIE FROZEN DISTRIBUTION INC.


By: /s/ David J. Stein
    -------------------------------
    Name: David J. Stein
    Title: Chief Executive Officer


YOGEN FRUZ CANADA INC.


By: /s/ David J. Stein
    -------------------------------
    Name:
    Title:

KAYLA FOODS INT'L (BARBADOS) INC.
SWENSEN'S ICE CREAM COMPANY
YOGEN FRUZ ACQUISITIONS INC.
NORTHERN LIGHTS FROZEN DESSERTS, INC.
COOLBRANDS INTERNATIONAL, INC.
ESKIMO PIE CORPORATION
SUGAR CREEK FOODS INC.
SWENSEN'S, INC.
BRESLER'S INDUSTRIES, INC.
GOLDEN SWIRL MANAGEMENT COMPANY
I CAN'T BELIEVE ITS YOGURT, LTD.
    By Kayla Foods, Inc., its General Partner
JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
COOLBRANDS DAIRY, INC.
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY, INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA, INC.
SWENSON'S DISTRIBUTING
LARRY'S INDUSTRIES, INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY
BRESLER MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.
YOGEN FRUZ CANADA INC.


By: /s/ David J. Stein
    -------------------------------
    Name: David J. Stein
    Title: President

JPMORGAN CHASE BANK, N.A., AS AGENT          JPMORGAN CHASE BANK, N.A., AS
                                             LENDER


By: PATRICK J. FALLON                        By: PATRICK J. FALLON
    -------------------------------              -------------------------------
    Name: PATRICK J. FALLON                      Name: PATRICK J. FALLON
    Title: SVP                                   Title: SVP

                                    Exhibit A

                              Group One Guarantors

COOLBRANDS INTERNATIONAL INC., a Canadian corporation
KAYLA FOODS INT'L (BARBADOS) INC., a Barbados corporation SWENSEN'S, INC., a Delaware corporation
SWENSEN'S ICE CREAM COMPANY, a California corporation
YOGEN FRUZ ACQUISITIONS INC., a Nevada corporation
BRESLER'S INDUSTRIES, INC., an Illinois corporation
NORTHERN LIGHTS FROZEN DESSERTS, INC., a Utah corporation GOLDEN SWIRL MANAGEMENT COMPANY, a Utah corporation
I CAN'T BELIEVE ITS YOGURT, LTD., a Texas limited partnership SUGAR CREEK FOODS INC., a Virginia corporation
ESKIMO PIE FROZEN DISTRIBUTION INC, a Delaware corporation ESKIMO PIE CORPORATION, a Virginia corporation
COOLBRANDS DAIRY, INC., a Delaware corporation
YOGEN FRUZ CANADA INC., an Ontario Business Corporation

                                    Exhibit B

                             Other Guaranty Parties

JH ACQUISITION CORP.
STEVE'S HOMEMADE ICE CREAM CORP.
STEVE'S GOURMET ICE CREAM, INC.
STEVE'S HOMEMADE ICE CREAM OF FLORIDA, INC.
HEIDI'S FROZEN YOGURT, INC.
AMERICAN GLACE, INC.
SWENSEN'S ICE CREAM OPERATING CO., INC.
SWENSEN'S REAL ESTATE CORPORATION
SWENSEN'S OF ARIZONA INC.
SWENSON'S DISTRIBUTING
SWENSEN'S MANUFACTURING
SWENSEN'S OPERATING COMPANY INC.
SWENSON'S ICE CREAM COMPANY OF NEVADA
LOEL OF FLORIDA INC.
SWENSEN'S ICE CREAM FRANCHISE COMPANY INC.
SWENSEN'S LAS VEGAS, INC.
SCHRAFFT'S OF NEVADA, INC.
KAYLA FOODS, INC.
GOLDEN SWIRL FRANCHISE COMPANY INC.
BRESLER MALLS, INC.
LARRY'S INDUSTRIES, INC.
LARRY'S LEASING, INC.
BRESLER'S STORES OF LAKE COUNTY, INC.
WINSTON MALLS, INC.
YOGEN FRUZ USA FRANCHISE COMPANY INC.
EXCHEQUER ACCEPTANCE CORP.
CHURNS HOLDING CORP.
CHURN FRANCHISING CORP.

                               Exhibit 5.01(m)(i)

                  Consolidated Financial Information Concerning
                        Accounts Receivable and Inventory

                     [Exhibit begins on the following page]

                               Exhibit 5.01(m)(ii)

                               Weekly Flash Report

                     [Exhibit begins on the following page]

                              Exhibit 5.01(m)(iii)

                          Consolidated EBITDA/AP Report

                     [Exhibit begins on the following page]

                                   SCHEDULE 1

          (1) The Borrower and the Group One Guarantors are not in compliance with the covenant set forth in Section 5.03(b) of the Loan Agreement not be permit the ratio of Funded Debt to EBITDA of Coolbrands and its Consolidated Subsidiaries to be greater than 2.75 to 1.00 at any time;

          (2) The Borrower and the Group One Guarantors are not in compliance with the covenant set forth in Section 5.03(e) of the Loan Agreement not to permit the Debt Service Coverage Ratio of Coolbrands and its Consolidated Subsidiaries to be less than 1.25 to 1.0 at any time.

          (3) Cross defaults to the foregoing covenants as they appear in the 1994 Loan Agreement and the 2005 Note.

                                 TERM LOAN NOTE

                                                           Garden City, New York
$30,000,000.00                                             September 20, 2000

     FOR VALUE RECEIVED, INTEGRATED BRANDS INC., a New Jersey corporation, having its principal place of business at 4175 Veteran's Memorial Highway, Ronkonkoma, New York 11779 (the "Borrower") promises to pay to the order of THE CHASE MANHATTAN BANK ("Lender") at the office of The Chase Manhattan Bank, as Agent, located at 4 MetroTech Center, Brooklyn, New York 11245, the principal amount of THIRTY MILLION ($30,000,000.00) DOLLARS, or, if less, the unpaid principal amount of the Term Loan (as defined in the Agreement, as defined below) made by the Lender to the Borrower pursuant to the Agreement.

     The principal balance of this Note shall be payable in sixty (60) monthly principal installments, due on the first Business Day of each month, commencing on December 1, 2000, the first fifty nine (59) of such installments being in the principal amount of $250,000.00 and the sixtieth (60th) such installment being in the remaining principal amount of this Note.

     Borrower shall pay interest on the unpaid principal balance of this Note from time to time outstanding, at said office at the rates of interest, at the times and for the periods set forth in the Agreement.

     All payments including prepayments on this Note shall be made in lawful money of the United States of America in immediately available funds. Except as otherwise provided in the Agreement, if a payment becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day, and interest shall be payable thereon at the rate herein specified during such extension.

     This Note is the Term Loan Note referred to in that certain Loan Agreement among Borrower, certain Guarantors, the Agent and the Lenders dated as of September 20, 2000 (the "Agreement"), as such Agreement may be further amended from time to time, and is subject to prepayment and its maturity is subject to acceleration upon the terms contained in said Agreement. All capitalized terms used in this Note and not defined herein shall have the meanings given them in the Agreement.

     If any action or proceeding be commenced to collect this Note or enforce any of its provisions, Borrower further agrees to pay all costs and expenses of such action or proceeding and attorneys' fees and expenses and further expressly waives any and every right to interpose any counterclaim (other than mandatory counterclaims) in any such action or proceeding. Borrower hereby submits to the jurisdiction of the Supreme Court of the State of New York and agrees with Agent and Lender that personal jurisdiction over Borrower shall rest with the Supreme Court of the State of New York for purposes of any action on or related to this Note, the liabilities hereunder, or the enforcement of either or all of the same. Borrower hereby waives personal service by manual delivery and agrees that service of process may be made by postpaid certified mail directed to Borrower at Borrower's address designated in the Agreement or at such other address as may be designated in writing by Borrower to the Agent in accordance with Section 8.02 of the Agreement, and that upon mailing of such process such service be effective with the same effect as though personally served. Borrower hereby expressly waives any and every right to a trial by jury in any action on or related to this Note, the liabilities hereunder or the enforcement of either or all of the same.

     Lender may transfer this Note and may deliver the security or any part thereof to the transferee or transferees in accordance with and subject to the provisions of the Agreement, who shall thereupon become vested with all the powers and rights above given to Lender in respect thereto, and Lender shall thereafter be forever relieved and fully discharged from any liability or responsibility in the matter. The failure of any holder of this Note to insist upon strict performance of each and/or all of the terms and conditions hereof shall not be construed or deemed to be a waiver of any such term or condition.

     Borrower authorizes Lender to complete this Note as to any terms not set forth herein at the time of delivery hereof.

     Borrower and all endorsers and guarantors hereof waive presentment and demand for payment, notice of non-payment, protest, and notice of protest.

     This Note shall be construed in accordance with and governed by the laws of the State of New York.

                                        INTEGRATED BRANDS INC.


                                        By /s/ Gary P. Stevens
                                           -------------------------------------
                                           Name: Gary P. Stevens
                                           Title: President

Coolbrands

                                GENERAL GUARANTEE

4 MetroTech Center
Brooklyn, New York 11245                September 20, 2000
(Banking Office)

     FOR VALUE RECEIVED, and in consideration of loans made or to be made or credit otherwise extended or to be extended by THE CHASE MANHATTAN BANK ("Chase" or a "Lender"), or any other lenders (each, a "Lender" and collectively, the "Lenders") through its or their agent, The Chase Manhattan Bank (the "Agent") to or for the account of INTEGRATED BRANDS INC.(the "Borrower") from time to time and at any time and for other good and valuable consideration and to induce the Lenders, in their discretion, to make or commit to make such loans or extensions of credit and to make or grant such renewals, extensions, releases of collateral or relinquishments of legal rights as the one or more of the Lenders may deem advisable, the undersigned (jointly and severally, if more than one guarantor, whether executing the same instrument or separate instruments) absolutely and unconditionally guarantees to the Agent and the Lenders the prompt payment when due, whether by acceleration or otherwise, of all present or future obligations and liabilities of any and all kinds of the Borrower to the Agent and the Lenders and of all instruments of any nature evidencing or relating to any such obligations and liabilities upon which the Borrower or one or more parties and the Borrower is or may become liable to the Agent or the Lenders, whether incurred by the Borrower as maker, indorser, drawer, acceptor, guarantor, accommodation party, counterparty, purchaser, seller or otherwise, and whether due or to become due, secured or unsecured, absolute or contingent, joint and/or several, and howsoever or whensoever acquired by the Agent or any Lender (all of which are referred to as the "Obligations"), and irrespective of the genuineness, validity, regularity, discharge, release or enforceability of such Obligations, or of any instrument evidencing any of the Obligations or of any collateral therefor or of the existence or extent of such collateral or of the obligations of the undersigned under this guarantee. The Obligations shall include interest accruing thereon before or after the commencement of any insolvency, bankruptcy or reorganization proceeding in respect of the Borrower or any other guarantor of the Obligations whether or not such interest is an allowable claim in any such proceeding and irrespective of the discharge or release of the Borrower or any other guarantor in such proceeding.

     The undersigned assents that the Agent and the Lenders may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of the undersigned, extend the time of payment of, exchange, release, substitute or surrender any collateral for, renew or extend any of, or change the amount of, the Obligations or increase the interest rate thereon, and may also make any agreement with the Borrower or with any other party to or person liable on any of the Obligations or any guarantor of or hypothecator of collateral or other surety for such Obligations or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Bank and the Borrower or any such other party or person, without in any way impairing or affecting this guarantee.

     The undersigned agrees that this guarantee shall not be impaired or otherwise affected by any failure to call for, take, hold, protect or perfect, continue the perfection of or enforce any security interest in or other lien upon, any collateral for the Obligations, or by any failure to exercise, delay in the exercising or waiver of, or forbearance with respect to, any right or remedy available to the Bank with respect to the Obligations.

     The undersigned acknowledges that it has derived or expects to derive a financial or other benefit from each and every Obligation incurred by the Borrower to the Bank.

     The undersigned waives notice of the acceptance of this guarantee and of the making of any such loans or extensions of credit or the incurrence of any Obligation, presentment to or demand of payment from anyone whomsoever liable upon any of the Obligations, protest, notice of presentment, non-payment or protest and notice of any sale or other disposition of collateral security or any default of any sort.

     The undersigned agrees to pay all costs and expenses incurred by the Bank incidental to or in any way relating to the enforcement of the Obligations or the obligations of the undersigned hereunder or the protection of the rights of the Bank hereunder or with respect to any of the Obligations, including, but not limited to, reasonable attorneys' fees and expenses, whether or not litigation is commenced.

     This is a continuing guarantee and shall apply to all Obligations notwithstanding that at any particular time any or all of the Obligations that consist of revolving credit loans, line of credit loans or similar indebtedness shall have been paid in full. This guarantee shall remain in full force and effect and be binding upon the undersigned, and the undersigned's successors and assigns, until written notice of its revocation shall actually be received by the Bank. No such revocation shall release the undersigned or affect in any manner the rights, remedies, powers, security interests and liens of the Bank under this guarantee with respect to any of the Obligations which shall have been created, contracted, assumed or incurred prior to actual receipt by the Bank of such written notice of revocation and any renewals or extensions thereof or any Obligations which shall have been created, contracted, assumed or incurred after actual receipt of such written notice pursuant to any agreement entered into by the Bank prior to actual receipt of such written notice and any renewals or extensions thereof. Any such revocation by one of the undersigned shall not affect the continuing liabilities hereunder of such of the undersigned as do not give notice of revocation. If any of the present or future Obligations are guaranteed by persons, partnerships, limited liability companies or corporations in addition to the undersigned, the death, release or discharge in whole or in part, or the bankruptcy, liquidation or dissolution of one or more of them, shall not discharge or affect the liabilities of the undersigned under this guarantee.

     This guarantee shall continue to be effective, or shall be reinstated, as the case may be, if at any time payment of all or any part of any payment of any of the Obligations is rescinded or must be restored or returned by the Bank whether under any insolvency, bankruptcy, receivership or reorganization proceeding or otherwise.

     This guarantee may be assigned by the Bank and its benefits shall inure to the successors, indorsees and assigns of the Bank.

     This guarantee is a guarantee of payment and not of collection, and the Bank shall be under no obligation to take any action against the Borrower or any other person liable with respect to any of the Obligations or resort to any collateral security securing any of the Obligations or this guarantee as a condition precedent to the undersigned being obligated to make payment and to perform as agreed herein. The undersigned hereby waives any right to claim or interpose any defense, counterclaim or offset of any nature and description which it may have or which may exist between and among the Agent, any of the Lenders, the Borrower and/or the undersigned or to seek injunctive relief.

     Promptly upon the Agent's request, the undersigned agrees to furnish such information to the Agent and to permit the Agent to inspect and make copies of its books and records, as the Agent shall reasonably request from time to time.

     The undersigned authorizes the Agent to date this guarantee and to complete any blank space herein according to the terms upon which this guarantee was given.

     Any notice to the Agent shall be effective only upon receipt by the Agent and if directed to the Agent at its banking office set forth above or any other address hereafter specified by written notice from the Agent to the undersigned.

     Until such time as the Agent and the Lenders shall have received payment in full in cash in satisfaction of all of the Obligations, the undersigned waives any right to be subrogated to the rights of the Agent and the Lenders with respect to the Obligations, and the undersigned waives any right to and agrees that it will not institute or take any action against the Borrower seeking contribution, reimbursement or indemnification by the Borrower with respect to any payments made by the undersigned to the Agent or any Lender hereunder.

     Every provision of this guarantee is intended to be severable; if any term or provision of this guarantee shall be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality or enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

     The obligation of each of the undersigned under this guarantee shall be limited to an aggregate amount equal to the largest amount that would not render its guarantee subject to avoidance under Section 548 of the United States bankruptcy Code or any comparable provision of any other federal or applicable state law.

     No failure on the part of the Agent or any Lender to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Agent or any Lender of any right, remedy or power hereunder preclude any other or future exercise thereof or the exercise of any other right, remedy or power.

     Each and every right, remedy and power hereby granted to the Agent or any Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Agent or such Lender at any time and from time to time.

     This guarantee contains the entire agreement and understanding among the Agent, the Lenders and the undersigned with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. This guarantee may not be amended, and compliance with its terms may not be waived, orally or by course of dealing, but only by a writing signed by an authorized officer of the Agent.

     Until cash payment in full of the Obligations, the liability of the undersigned under this guarantee shall not be released.

     IF THE UNDERSIGNED IS A CORPORATION:

     The undersigned represents and warrants that the undersigned is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation; that the execution, delivery and performance of this guarantee are within the undersigned's corporate powers and have been duly authorized by all necessary action of its board of directors and shareholders; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     IF THE UNDERSIGNED IS A LIMITED LIABILITY COMPANY:

     The undersigned represents and warrants that the undersigned is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization; that the execution, delivery and performance of this guarantee are within the undersigned's company powers and have been duly authorized by all necessary action of its members; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     IF THE UNDERSIGNED IS A PARTNERSHIP:

     The undersigned represents and warrants that the undersigned is a partnership duly formed under the laws of the state of its formation; that the execution, delivery and performance of this guarantee are within the undersigned's partnership powers and have been duly authorized by all necessary action of its partners and do not contravene the provisions of its partnership agreement; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     Any and all payments by the undersigned hereunder shall be made free and clear of and without deduction for any and all present or future taxes, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on any Lender's net income and franchise taxes imposed on any Lender by any jurisdiction or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the undersigned shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to any Lender, (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) such Lender shall receive an amount equal to the sum it would have received had no such deductions been made, (ii) the undersigned shall make such deductions and (iii) the undersigned shall pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law. The undersigned shall, jointly and severally, pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this guarantee (hereinafter referred to as "Other Taxes"). The undersigned shall, jointly and severally, indemnify each Lender for the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this paragraph) paid by such Lender and any liability (including penalties, interest and reasonable out-of-pocket expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other governmental authority. Such indemnification shall be made within 30 days after the date a Lender makes written demand therefor, which demand may be made after such Lender, in its sole discretion and at the sole expense of the undersigned, determines not to challenge or contest such assertion of Taxes or Other Taxes. If a Lender receives a refund in respect of any Taxes or Other Taxes for which such Lender has received payment from the undersigned hereunder it shall promptly notify the undersigned of such refund and shall promptly upon receipt repay such refund to the undersigned, net of all out-of-pocket expenses of such Lender and without interest; provided, however, that the undersigned, upon the request of such Lender, agrees to return such refund (plus penalties, interest or other charges) to such Lender in the event such Lender is required to repay such refund. Within 30 days after the date of any payment of Taxes or Other Taxes withheld by the undersigned in respect of any payment to a Lender, the undersigned will furnish to the Agent the original or a certified copy of a receipt evidencing payment thereof. Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this paragraph shall survive the termination of this guarantee and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in one currency into another currency, the parties hereto agree, to the fullest extent that they may effectively do so under applicable law, that the rate of exchange used shall be the spot rate at which in accordance with normal banking procedures the first currency could be purchased in

New York City with such other currency by the person obtaining such judgment on the business day preceding that on which final judgment is given. The parties agree, to the fullest extent that they may effectively do so under applicable law, that any payments made hereunder shall be made in the same currencies as the Obligations are due and that any payment obligation (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than the relevant currency, except to the extent that such tender or recovery shall result in the actual receipt by a Lender of the full amount of the relevant currency expressed to be payable in respect of the Obligations (it being assumed for purposes of this clause (i) that such Lender will convert any amount tendered or recovered into the relevant currency on the date of such tender or recovery), (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the relevant currency the amount, if any, by which such actual receipt shall fall short of the full amount of the relevant currency so expressed to be payable and (iii) shall not be affected by an unrelated judgment being obtained for any other sum due under this guarantee. The provisions of this paragraph shall survive the termination of this guarantee and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     THIS GUARANTEE SHALL BE CONSTRUED AND INTERPRETED, AND ALL RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS. THE UNDERSIGNED SUBMITS TO THE JURISDICTION OF STATE AND FEDERAL COURTS LOCATED IN THE CITY AND STATE OF NEW YORK IN PERSONAM AND AGREES THAT ALL ACTIONS AND PROCEEDINGS RELATING DIRECTLY OR INDIRECTLY TO THIS GUARANTEE SHALL BE LITIGATED ONLY IN SAID COURTS OR COURTS LOCATED ELSEWHERE AS THE AGENT MAY SELECT AND THAT SUCH COURTS ARE CONVENIENT FORUMS. THE UNDERSIGNED WAIVES PERSONAL SERVICE UPON IT AND CONSENTS TO SERVICE OF PROCESS OUT OF SAID COURTS BY MAILING A COPY THEREOF TO IT BY REGISTERED OR CERTIFIED MAIL.

     The undersigned agrees that a final judgment in any proceeding brought in any of the courts specified in the immediately preceding paragraph shall be conclusive and binding upon the undersigned and may be enforced in the courts of the United States, the State of New York or any other courts to the jurisdiction of which the undersigned is subject, by a suit upon judgment, provided that service of process is effected on the undersigned in one of the manners specified in the remainder of this paragraph. The undersigned each hereby irrevocably designate Gary Stevens (the "Process Agent") with an office on the date hereof at 4175 Veterans Highway, Ronkonkoma, New York 11779, to accept on behalf of the undersigned and their property, service of copies of the summons and complaint and any other process which may be served in any proceeding. The undersigned shall deliver to the Agent evidence of such Process Agent's acceptance of such appointment. If the Process Agent shall cease to act, the undersigned agree that they shall irrevocably appoint without delay another agent satisfactory to the Agent and shall deliver evidence of such Process Agent's acceptance of such appointment to the Agent. Such service may be made by mailing or delivering a copy of such process to the undersigned in care of the Process Agent at the Process Agent's above address, and the undersigned hereby irrevocably authorizes and directs the Process Agent to accept such service. The undersigned also irrevocably waives personal service upon it and consents to the service of any and all process in any proceeding by the mailing of copies of such process to the at its address by registered or certified mail. The undersigned hereby agrees that nothing in this guarantee shall affect the right of the Agent to serve legal process in any other manner permitted by law or affect the right of the Agent to bring any action or proceeding against the undersigned or any property in the courts of any other jurisdiction. To the extent that the undersigned has or hereafter may acquire any immunity from suit, jurisdiction of any court or any legal process (whether through attachment prior to judgment, attachment in aid of execution, execution of a judgment, or from any other legal process or remedy) with respect to itself or its property, the undersigned hereby irrevocably waives such immunity in respect of its obligations under this Guaranty.

     THE UNDERSIGNED, THE AGENT AND EACH LENDER WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR IN ANY WAY CONNECTED TO THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THE OBLIGATIONS.

     IN WITNESS WHEREOF, this guarantee has been executed by the undersigned as of the date first written above.

 COOLBRANDS INTERNATIONAL INC.          ADDRESS OF GUARANTOR
                                        8300 Woodbine Avenue
                                        Markham, Ontario
By: /s/ David J. Stein                  Canada L3R 9Y7
    ---------------------------------
    Name: David J. Stein
    Title: President

Kayla

                                GENERAL GUARANTEE

4 MetroTech Center
Brooklyn, New York 11245                September 20, 2000
(Banking Office)

     FOR VALUE RECEIVED, and in consideration of loans made or to be made or credit otherwise extended or to be extended by THE CHASE MANHATTAN BANK ("Chase" or a "Lender"), or any other lenders (each, a "Lender" and collectively, the "Lenders") through its or their agent, The Chase Manhattan Bank (the "Agent") to or for the account of INTEGRATED BRANDS INC. (the "Borrower") from time to time and at any time and for other good and valuable consideration and to induce the Lenders, in their discretion, to make or commit to make such loans or extensions of credit and to make or grant such renewals, extensions, releases of collateral or relinquishments of legal rights as the one or more of the Lenders may deem advisable, the undersigned (jointly and severally, if more than one guarantor, whether executing the same instrument or separate instruments) absolutely and unconditionally guarantees to the Agent and the Lenders the prompt payment when due, whether by acceleration or otherwise, of all present or future obligations and liabilities of any and all kinds of the Borrower to the Agent and the Lenders and of all instruments of any nature evidencing or relating to any such obligations and liabilities upon which the Borrower or one or more parties and the Borrower is or may become liable to the Agent or the Lenders, whether incurred by the Borrower as maker, indorser, drawer, acceptor, guarantor, accommodation party, counterparty, purchaser, seller or otherwise, and whether due or to become due, secured or unsecured, absolute or contingent, joint and/or several, and howsoever or whensoever acquired by the Agent or any Lender (all of which are referred to as the "Obligations"), and irrespective of the genuineness, validity, regularity, discharge, release or enforceability of such Obligations, or of any instrument evidencing any of the Obligations or of any collateral therefor or of the existence or extent of such collateral or of the obligations of the undersigned under this guarantee. The Obligations shall include interest accruing thereon before or after the commencement of any insolvency, bankruptcy or reorganization proceeding in respect of the Borrower or any other guarantor of the Obligations whether or not such interest is an allowable claim in any such proceeding and irrespective of the discharge or release of the Borrower or any other guarantor in such proceeding.

     The undersigned assents that the Agent and the Lenders may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of the undersigned, extend the time of payment of, exchange, release, substitute or surrender any collateral for, renew or extend any of, or change the amount of, the Obligations or increase the interest rate thereon, and may also make any agreement with the Borrower or with any other party to or person liable on any of the Obligations or any guarantor of or hypothecator of collateral or other surety for such Obligations or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Bank and the Borrower or any such other party or person, without in any way impairing or affecting this guarantee.

     The undersigned agrees that this guarantee shall not be impaired or otherwise affected by any failure to call for, take, hold, protect or perfect, continue the perfection of or enforce any security interest in or other lien upon, any collateral for the Obligations, or by any failure to exercise, delay in the exercising or waiver of, or forbearance with respect to, any right or remedy available to the Bank with respect to the Obligations.

     The undersigned acknowledges that it has derived or expects to derive a financial or other benefit from each and every Obligation incurred by the Borrower to the Bank.

     The undersigned waives notice of the acceptance of this guarantee and of the making of any such loans or extensions of credit or the incurrence of any Obligation, presentment to or demand of payment from anyone whomsoever liable upon any of the Obligations, protest, notice of presentment, non-payment or protest and notice of any sale or other disposition of collateral security or any default of any sort.

     The undersigned agrees to pay all costs and expenses incurred by the Bank incidental to or in any way relating to the enforcement of the Obligations or the obligations of the undersigned hereunder or the protection of the rights of the Bank hereunder or with respect to any of the Obligations, including, but not limited to, reasonable attorneys' fees and expenses, whether or not litigation is commenced.

     This is a continuing guarantee and shall apply to all Obligations notwithstanding that at any particular time any or all of the Obligations that consist of revolving credit loans, line of credit loans or similar indebtedness shall have been paid in full. This guarantee shall remain in full force and effect and be binding upon the undersigned, and the undersigned's successors and assigns, until written notice of its revocation shall actually be received by the Bank. No such revocation shall release the undersigned or affect in any manner the rights, remedies, powers, security interests and liens of the Bank under this guarantee with respect to any of the Obligations which shall have been created, contracted, assumed or incurred prior to actual receipt by the Bank of such written notice of revocation and any renewals or extensions thereof or any Obligations which shall have been created, contracted, assumed or incurred after actual receipt of such written notice pursuant to any agreement entered into by the Bank prior to actual receipt of such written notice and any renewals or extensions thereof. Any such revocation by one of the undersigned shall not affect the continuing liabilities hereunder of such of the undersigned as do not give notice of revocation. If any of the present or future Obligations are guaranteed by persons, partnerships, limited liability companies or corporations in addition to the undersigned, the death, release or discharge in whole or in part, or the bankruptcy, liquidation or dissolution of one or more of them, shall not discharge or affect the liabilities of the undersigned under this guarantee.

     This guarantee shall continue to be effective, or shall be reinstated, as the case may be, if at any time payment of all or any part of any payment of any of the Obligations is rescinded or must be restored or returned by the Bank whether under any insolvency, bankruptcy, receivership or reorganization proceeding or otherwise.

     This guarantee may be assigned by the Bank and its benefits shall inure to the successors, indorsees and assigns of the Bank.

     This guarantee is a guarantee of payment and not of collection, and the Bank shall be under no obligation to take any action against the Borrower or any other person liable with respect to any of the Obligations or resort to any collateral security securing any of the Obligations or this guarantee as a condition precedent to the undersigned being obligated to make payment and to perform as agreed herein. The undersigned hereby waives any right to claim or interpose any defense, counterclaim or offset of any nature and description which it may have or which may exist between and among the Agent, any of the Lenders, the Borrower and/or the undersigned or to seek injunctive relief.

     Promptly upon the Agent's request, the undersigned agrees to furnish such information to the Agent and to permit the Agent to inspect and make copies of its books and records, as the Agent shall reasonably request from time to time.

     The undersigned authorizes the Agent to date this guarantee and to complete any blank space herein according to the terms upon which this guarantee was given.

     Any notice to the Agent shall be effective only upon receipt by the Agent and if directed to the Agent at its banking office set forth above or any other address hereafter specified by written notice from the Agent to the undersigned.

     Until such time as the Agent and the Lenders shall have received payment in full in cash in satisfaction of all of the Obligations, the undersigned waives any right to be subrogated to the rights of the Agent and the Lenders with respect to the Obligations, and the undersigned waives any right to and agrees that it will not institute or take any action against the Borrower seeking contribution, reimbursement or indemnification by the Borrower with respect to any payments made by the undersigned to the Agent or any Lender hereunder.

     Every provision of this guarantee is intended to be severable; if any term or provision of this guarantee shall be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality or enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

     The obligation of each of the undersigned under this guarantee shall be limited to an aggregate amount equal to the largest amount that would not render its guarantee subject to avoidance under Section 548 of the United States bankruptcy Code or any comparable provision of any other federal or applicable state law.

     No failure on the part of the Agent or any Lender to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Agent or any Lender of any right, remedy or power hereunder preclude any other or future exercise thereof or the exercise of any other right, remedy or power.

     Each and every right, remedy and power hereby granted to the Agent or any Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Agent or such Lender at any time and from time to time.

     This guarantee contains the entire agreement and understanding among the Agent, the Lenders and the undersigned with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. This guarantee may not be amended, and compliance with its terms may not be waived, orally or by course of dealing, but only by a writing signed by an authorized officer of the Agent.

     Until cash payment in full of the Obligations, the liability of the undersigned under this guarantee shall not be released.

     IF THE UNDERSIGNED IS A CORPORATION:

     The undersigned represents and warrants that the undersigned is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation; that the execution, delivery and performance of this guarantee are within the undersigned's corporate powers and have been duly authorized by all necessary action of its board of directors and shareholders; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     IF THE UNDERSIGNED IS A LIMITED LIABILITY COMPANY:

     The undersigned represents and warrants that the undersigned is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization; that the execution, delivery and performance of this guarantee are within the undersigned's company powers and have been duly authorized by all necessary action of its members; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     IF THE UNDERSIGNED IS A PARTNERSHIP:

     The undersigned represents and warrants that the undersigned is a partnership duly formed under the laws of the state of its formation; that the execution, delivery and performance of this guarantee are within the undersigned's partnership powers and have been duly authorized by all necessary action of its partners and do not contravene the provisions of its partnership agreement; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     Any and all payments by the undersigned hereunder shall be made free and clear of and without deduction for any and all present or future taxes, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on any Lender's net income and franchise taxes imposed on any Lender by any jurisdiction or any political subdivision thereof (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as "Taxes"). If the undersigned shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to any Lender, (i) the sum payable shall be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) such Lender shall receive an amount equal to the sum it would have received had no such deductions been made, (ii) the undersigned shall make such deductions and (iii) the undersigned shall pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law. The undersigned shall, jointly and severally, pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this guarantee (hereinafter referred to as "Other Taxes"). The undersigned shall, jointly and severally, indemnify each Lender for the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this paragraph) paid by such Lender and any liability (including penalties, interest and reasonable out-of-pocket expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant taxing authority or other governmental authority. Such indemnification shall be made within 30 days after the date a Lender makes written demand therefor, which demand may be made after such Lender, in its sole discretion and at the sole expense of the undersigned, determines not to challenge or contest such assertion of Taxes or Other Taxes. If a Lender receives a refund in respect of any Taxes or Other Taxes for which such Lender has received payment from the undersigned hereunder it shall promptly notify the undersigned of such refund and shall promptly upon receipt repay such refund to the undersigned, net of all out-of-pocket expenses of such Lender and without interest; provided, however, that the undersigned, upon the request of such Lender, agrees to return such refund (plus penalties, interest or other charges) to such Lender in the event such Lender is required to repay such refund. Within 30 days after the date of any payment of Taxes or Other Taxes withheld by the undersigned in respect of any payment to a Lender, the undersigned will furnish to the Agent the original or a certified copy of a receipt evidencing payment thereof. Without prejudice to the survival of any other agreement contained herein, the agreements and obligations contained in this paragraph shall survive the termination of this guarantee and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in one currency into another currency, the parties hereto agree, to the fullest extent that they may effectively do so under applicable law, that the rate of exchange used shall be the spot rate at which in accordance with normal banking procedures the first currency could be purchased in

New York City with such other currency by the person obtaining such judgment on the business day preceding that on which final judgment is given. The parties agree, to the fullest extent that they may effectively do so under applicable law, that any payments made hereunder shall be made in the same currencies as the Obligations are due and that any payment obligation (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, in any currency other than the relevant currency, except to the extent that such tender or recovery shall result in the actual receipt by a Lender of the full amount of the relevant currency expressed to be payable in respect of the Obligations (it being assumed for purposes of this clause (i) that such Lender will convert any amount tendered or recovered into the relevant currency on the date of such tender or recovery), (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the relevant currency the amount, if any, by which such actual receipt shall fall short of the full amount of the relevant currency so expressed to be payable and (iii) shall not be affected by an unrelated judgment being obtained for any other sum due under this guarantee. The provisions of this paragraph shall survive the termination of this guarantee and the payment in full of the Obligations and the obligations of the undersigned hereunder.

     THIS GUARANTEE SHALL BE CONSTRUED AND INTERPRETED, AND ALL RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS. THE UNDERSIGNED SUBMITS TO THE JURISDICTION OF STATE AND FEDERAL COURTS LOCATED IN THE CITY AND STATE OF NEW YORK IN PERSONAM AND AGREES THAT ALL ACTIONS AND PROCEEDINGS RELATING DIRECTLY OR INDIRECTLY TO THIS GUARANTEE SHALL BE LITIGATED ONLY IN SAID COURTS OR COURTS LOCATED ELSEWHERE AS THE AGENT MAY SELECT AND THAT SUCH COURTS ARE CONVENIENT FORUMS. THE UNDERSIGNED WAIVES PERSONAL SERVICE UPON IT AND CONSENTS TO SERVICE OF PROCESS OUT OF SAID COURTS BY MAILING A COPY THEREOF TO IT BY REGISTERED OR CERTIFIED MAIL.

     The undersigned agrees that a final judgment in any proceeding brought in any of the courts specified in the immediately preceding paragraph shall be conclusive and binding upon the undersigned and may be enforced in the courts of the United States, the State of New York or any other courts to the jurisdiction of which the undersigned is subject, by a suit upon judgment, provided that service of process is effected on the undersigned in one of the manners specified in the remainder of this paragraph. The undersigned each hereby irrevocably designate Gary Stevens (the "Process Agent") with an office on the date hereof at 4175 Veterans Highway, Ronkonkoma, New York 11779, to accept on behalf of the undersigned and their property, service of copies of the summons and complaint and any other process which may be served in any proceeding. The undersigned shall deliver to the Agent evidence of such Process Agent's acceptance of such appointment. If the Process Agent shall cease to act, the undersigned agree that they shall irrevocably appoint without delay another agent satisfactory to the Agent and shall deliver evidence of such Process Agent's acceptance of such appointment to the Agent. Such service may be made by mailing or delivering a copy of such process to the undersigned in care of the Process Agent at the Process Agent's above address, and the undersigned hereby irrevocably authorizes and directs the Process Agent to accept such service. The undersigned also irrevocably waives personal service upon it and consents to the service of any and all process in any proceeding by the mailing of copies of such process to the at its address by registered or certified mail. The undersigned hereby agrees that nothing in this guarantee shall affect the right of the Agent to serve legal process in any other manner permitted by law or affect the right of the Agent to bring any action or proceeding against the undersigned or any property in the courts of any other jurisdiction. To the extent that the undersigned has or hereafter may acquire any immunity from suit, jurisdiction of any court or any legal process (whether through attachment prior to judgment, attachment in aid of execution, execution of a judgment, or from any other legal process or remedy) with respect to itself or its property, the undersigned hereby irrevocably waives such immunity in respect of its obligations under this Guaranty.

     THE UNDERSIGNED, THE AGENT AND EACH LENDER WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR IN ANY WAY CONNECTED TO THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THE OBLIGATIONS.

     IN WITNESS WHEREOF, this guarantee has been executed by the undersigned as of the date first written above.


KAYLA FOODS INT'L                       ADDRESS OF GUARANTOR
(BARBADOS) INC.                            27 Pine Road
                                           Belleville, St. Michael,
                                           Barbados W.I.


By: /s/ David J. Stein
    ---------------------------------
    Name: David J. Stein
    Title: President

All Other Guarantors

                                GENERAL GUARANTEE

4 MetroTech Center
Brooklyn, New York 11245                September 20, 2000
(Banking Office)

     FOR VALUE RECEIVED, and in consideration of loans made or to be made or credit otherwise extended or to be extended by THE CHASE MANHATTAN BANK ("Chase" or a "Lender"), or any other lenders (each, a "Lender" and collectively, the "Lenders") through its or their agent, The Chase Manhattan Bank (the "Agent") to or for the account of INTEGRATED BRANDS INC. (the "Borrower") from time to time and at any time and for other good and valuable consideration and to induce the Lenders, in their discretion, to make or commit to make such loans or extensions of credit and to make or grant such renewals, extensions, releases of collateral or relinquishments of legal rights as the one or more of the Lenders may deem advisable, the undersigned (jointly and severally, if more than one guarantor, whether executing the same instrument or separate instruments) absolutely and unconditionally guarantees to the Agent and the Lenders the prompt payment when due, whether by acceleration or otherwise, of all present or future obligations and liabilities of any and all kinds of the Borrower to the Agent and the Lenders and of all instruments of any nature evidencing or relating to any such obligations and liabilities upon which the Borrower or one or more parties and the Borrower is or may become liable to the Agent or the Lenders, whether incurred by the Borrower as maker, indorser, drawer, acceptor, guarantor, accommodation party, counterparty, purchaser, seller or otherwise, and whether due or to become due, secured or unsecured, absolute or contingent, joint and/or several, and howsoever or whensoever acquired by the Agent or any Lender (all of which are referred to as the "Obligations"), and irrespective of the genuineness, validity, regularity, discharge, release or enforceability of such Obligations, or of any instrument evidencing any of the Obligations or of any collateral therefor or of the existence or extent of such collateral or of the obligations of the undersigned under this guarantee. The Obligations shall include interest accruing thereon before or after the commencement of any insolvency, bankruptcy or reorganization proceeding in respect of the Borrower or any other guarantor of the Obligations whether or not such interest is an allowable claim in any such proceeding and irrespective of the discharge or release of the Borrower or any other guarantor in such proceeding.

     The undersigned assents that the Agent and the Lenders may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of the undersigned, extend the time of payment of, exchange, release, substitute or surrender any collateral for, renew or extend any of, or change the amount of, the Obligations or increase the interest rate thereon, and may also make any agreement with the Borrower or with any other party to or person liable on any of the Obligations or any guarantor of or hypothecator of collateral or other surety for such Obligations or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Bank and the Borrower or any such other party or person, without in any way impairing or affecting this guarantee.

     The undersigned agrees that this guarantee shall not be impaired or otherwise affected by any failure to call for, take, hold, protect or perfect, continue the perfection of or enforce any security interest in or other lien upon, any collateral for the Obligations, or by any failure to exercise, delay in the exercising or waiver of, or forbearance with respect to, any right or remedy available to the Bank with respect to the Obligations.

     The undersigned acknowledges that it has derived or expects to derive a financial or other benefit from each and every Obligation incurred by the Borrower to the Bank.

     The undersigned waives notice of the acceptance of this guarantee and of the making of any such loans or extensions of credit or the incurrence of any Obligation, presentment to or demand of payment from anyone whomsoever liable upon any of the Obligations, protest, notice of presentment, non-payment or protest and notice of any sale or other disposition of collateral security or any default of any sort.

     The undersigned agrees to pay all costs and expenses incurred by the Bank incidental to or in any way relating to the enforcement of the Obligations or the obligations of the undersigned hereunder or the protection of the rights of the Bank hereunder or with respect to any of the Obligations, including, but not limited to, reasonable attorneys' fees and expenses, whether or not litigation is commenced.

     This is a continuing guarantee and shall apply to all Obligations notwithstanding that at any particular time any or all of the Obligations that consist of revolving credit loans, line of credit loans or similar indebtedness shall have been paid in full. This guarantee shall remain in full force and effect and be binding upon the undersigned, and the undersigned's successors and assigns, until written notice of its revocation shall actually be received by the Bank. No such revocation shall release the undersigned or affect in any manner the rights, remedies, powers, security interests and liens of the Bank under this guarantee with respect to any of the Obligations which shall have been created, contracted, assumed or incurred prior to actual receipt by the Bank of such written notice of revocation and any renewals or extensions thereof or any Obligations which shall have been created, contracted, assumed or incurred after actual receipt of such written notice pursuant to any agreement entered into by the Bank prior to actual receipt of such written notice and any renewals or extensions thereof. Any such revocation by one of the undersigned shall not affect the continuing liabilities hereunder of such of the undersigned as do not give notice of revocation. If any of the present or future Obligations are guaranteed by persons, partnerships, limited liability companies or corporations in addition to the undersigned, the death, release or discharge in whole or in part, or the bankruptcy, liquidation or dissolution of one or more of them, shall not discharge or affect the liabilities of the undersigned under this guarantee.

     This guarantee shall continue to be effective, or shall be reinstated, as the case may be, if at any time payment of all or any part of any payment of any of the Obligations is rescinded or must be restored or returned by the Bank whether under any insolvency, bankruptcy, receivership or reorganization proceeding or otherwise.

     This guarantee may be assigned by the Bank and its benefits shall inure to the successors, indorsees and assigns of the Bank.

     This guarantee is a guarantee of payment and not of collection, and the Bank shall be under no obligation to take any action against the Borrower or any other person liable with respect to any of the Obligations or resort to any collateral security securing any of the Obligations or this guarantee as a condition precedent to the undersigned being obligated to make payment and to perform as agreed herein. The undersigned hereby waives any right to claim or interpose any defense, counterclaim or offset of any nature and description which it may have or which may exist between and among the Agent, any of the Lenders, the Borrower and/or the undersigned or to seek injunctive relief.

     Promptly upon the Agent's request, the undersigned agrees to furnish such information to the Agent and to permit the Agent to inspect and make copies of its books and records, as the Agent shall reasonably request from time to time.

     The undersigned authorizes the Agent to date this guarantee and to complete any blank space herein according to the terms upon which this guarantee was given.

     Any notice to the Agent shall be effective only upon receipt by the Agent and if directed to the Agent at its banking office set forth above or any other address hereafter specified by written notice from the Agent to the undersigned.

     Until such time as the Agent and the Lenders shall have received payment in full in cash in satisfaction of all of the Obligations, the undersigned waives any right to be subrogated to the rights of the Agent and the Lenders with respect to the Obligations, and the undersigned waives any right to and agrees that it will not institute or take any action against the Borrower seeking contribution, reimbursement or indemnification by the Borrower with respect to any payments made by the undersigned to the Agent or any Lender hereunder.

     Every provision of this guarantee is intended to be severable; if any term or provision of this guarantee shall be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality or enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

     The obligation of each of the undersigned under this guarantee shall be limited to an aggregate amount equal to the largest amount that would not render its guarantee subject to avoidance under Section 548 of the United States bankruptcy Code or any comparable provision of any other federal or applicable state law.

     No failure on the part of the Agent or any Lender to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Agent or any Lender of any right, remedy or power hereunder preclude any other or future exercise thereof or the exercise of any other right, remedy or power.

     Each and every right, remedy and power hereby granted to the Agent or any Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Agent or such Lender at any time and from time to time.

     This guarantee contains the entire agreement and understanding among the Agent, the Lenders and the undersigned with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. This guarantee may not be amended, and compliance with its terms may not be waived, orally or by course of dealing, but only by a writing signed by an authorized officer of the Agent.

     Until cash payment in full of the Obligations, the liability of the undersigned under this guarantee shall not be released.

     IF THE UNDERSIGNED IS A CORPORATION:

     The undersigned represents and warrants that the undersigned is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation; that the execution, delivery and performance of this guarantee are within the undersigned's corporate powers and have been duly authorized by all necessary action of its board of directors and shareholders; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     IF THE UNDERSIGNED IS A LIMITED LIABILITY COMPANY:

     The undersigned represents and warrants that the undersigned is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization; that the execution, delivery and performance of this guarantee are within the undersigned's company powers and have been duly authorized by all necessary action of its members; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     IF THE UNDERSIGNED IS A PARTNERSHIP:

     The undersigned represents and warrants that the undersigned is a partnership duly formed under the laws of the state of its formation; that the execution, delivery and performance of this guarantee are within the undersigned's partnership powers and have been duly authorized by all necessary action of its partners and do not contravene the provisions of its partnership agreement; and that each person executing this guarantee has the authority to execute and deliver this guarantee on behalf of the undersigned.

     THIS GUARANTEE SHALL BE CONSTRUED AND INTERPRETED, AND ALL RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS. THE UNDERSIGNED SUBMITS TO THE JURISDICTION OF STATE AND FEDERAL COURTS LOCATED IN THE CITY AND STATE OF NEW YORK IN PERSONAM AND AGREES THAT ALL ACTIONS AND PROCEEDINGS RELATING DIRECTLY OR INDIRECTLY TO THIS GUARANTEE SHALL BE

LITIGATED ONLY IN SAID COURTS OR COURTS LOCATED ELSEWHERE AS THE AGENT MAY SELECT AND THAT SUCH COURTS ARE CONVENIENT FORUMS. THE UNDERSIGNED WAIVES PERSONAL SERVICE UPON IT AND CONSENTS TO SERVICE OF PROCESS OUT OF SAID COURTS BY MAILING A COPY THEREOF TO IT BY REGISTERED OR CERTIFIED MAIL.

     THE UNDERSIGNED, THE AGENT AND EACH LENDER WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR IN ANY WAY CONNECTED TO THIS GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THE OBLIGATIONS.

     The undersigned David Stein, the President of each of the corporations and/or partnerships listed on Exhibit A annexed hereto, hereby executes this General Guarantee on behalf of, and as the act of, each such corporation and/or partnership.


                                                /s/ David J. Stein
                                                --------------------------------
                                                    David J. Stein